As filed with the Securities and Exchange Commission on October 14, 2005

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pulaski Financial Corp.

(Exact name of registrant as specified in its charter)

Missouri	43-1816913
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

12300 Olive Boulevard

St. Louis, Missouri 63141

(314) 878-2210

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William A. Donius

Chief Executive and Officer and Chairman of the Board

Pulaski Financial Corp.

12300 Olive Boulevard

St. Louis, Missouri 63141

(314) 878-2210

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Aaron M. Kaslow, Esq.	Dave M. Muchnikoff, P.C.
Scott A. Brown, Esq.	Craig M. Scheer, P.C.
Muldoon Murphy & Aguggia LLP	Silver, Freedman & Taff LLP
5101 Wisconsin Avenue, N.W.	1700 Wisconsin Ave., NW
Washington, D.C. 20016	Washington, D.C. 20007
(202) 362-0840	(202) 295-4500

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	1,183,925	$17.16	$20,316,153	$2,392

(1)	Includes shares of common stock which may be purchased by the underwriter to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee. Based on the average of high and low sales prices reported on the Nasdaq National Market as of October 11, 2005 pursuant to Rule 457(c).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and neither we nor the selling shareholders are soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 14, 2005

PRELIMINARY PROSPECTUS

1,029,500 Shares

Common Stock

We are offering up to 1,000,000 shares of our common stock and the selling shareholders are offering 29,500 shares of our common stock. The public offering price is $         per share. We will not receive any proceeds from the sale of shares by the selling shareholders.

Our common stock is currently quoted and traded on the Nasdaq National Market under the symbol “PULB.” On October 12, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $17.00 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 11 to read about factors you should consider before you make your investment decision.

	Per Share	Total

Public offering price	$	$
Underwriting discount (1)	$	$
Proceeds to us, before expenses	$	$
Proceeds to the selling shareholders, before expenses	$	$

(1)	Before certain adjustments. See “Underwriting.”

We have granted the underwriters an option to purchase up to 154,425 additional shares of common stock to cover over-allotments, if any. The underwriters may exercise this option at any time within 30 days after the offering.

These securities are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation’s Bank Insurance Fund, Savings Insurance Fund or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about                      , 2005.

Keefe, Bruyette & Woods	Howe Barnes Investments, Inc.

The date of this prospectus is                      , 2005.

[MAP]

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. See “Documents Incorporated by Reference.” We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We, the selling shareholders and the underwriters are not making an offer to sell these shares of common stock in jurisdictions where offers and sales are not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus. Unless otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their option to purchase additional common stock to cover over-allotments.

In this prospectus, we refer to information and statistics regarding the banking industry in the United States and the banking market in the St. Louis and Kansas City metropolitan areas. We obtained this market data from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

Unless the context indicates otherwise, all references in this prospectus to “Pulaski Financial,” “we,” “us” and “our” refer to Pulaski Financial Corp. and its subsidiaries. References to the “Bank” refer to Pulaski Bank.

PROSPECTUS SUMMARY

This summary highlights specific information contained elsewhere or incorporated by reference in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock and is qualified in its entirety by the more detailed information included or incorporated by reference in this prospectus. To understand this offering fully, you should carefully read this entire prospectus, including the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and the documents incorporated by reference.

Our Company

We are a diversified, community-based, financial institution holding company headquartered in St. Louis, Missouri. We conduct operations primarily through Pulaski Bank, a federally chartered savings bank. Pulaski Bank provides an array of financial products and services for businesses and retail customers primarily through its seven full-service offices in the St. Louis metropolitan area, as indicated in the map on the inside front cover of the prospectus. Pulaski Bank is primarily engaged in attracting deposits from individuals and businesses and using these deposits, together with borrowed funds, to originate one- to four-family residential mortgage loans, home equity lines of credit, and commercial real estate and commercial and industrial loans within its lending market.

We have grown our assets, deposits and profits internally by building our residential lending operation, by opening de novo branches, and by hiring experienced bankers with existing customer relationships in our market. Although we intend to expand primarily through internal growth, we will continue to explore opportunities to expand through acquisitions of other banks and bank branches. Our goal is to continue to enhance our franchise value and earnings through controlled growth in our banking operations, while maintaining the community-oriented customer service that has characterized our success to date.

From September 30, 2000 to June 30, 2005, we have achieved strong growth. Specifically, we have:

•	increased our total assets from $283.1 million to $770.3 million;

•	increased our total deposits from $168.4 million to $499.8 million;

•	increased our total net loans from $209.9 million to $600.6 million; and

•	expanded our branch network from five locations to seven locations.

In addition to balance sheet growth, we have achieved significant earnings growth. Net income per share (diluted) has increased from $0.36 for fiscal 2001 to $0.67 for fiscal 2004. For the nine months ended June 30, 2005, net income per share (diluted) was $0.67, which was an increase of 37% over the prior year.

A major driver of our growth has been our residential mortgage business, which generates significant income through loan sales and which provides a source for portfolio loans. Residential mortgage loan originations totaled $833.9 million for the nine months ended June 30, 2005 and $1.1 billion for the year ended September 30, 2004. At September 30, 2005, we employed 55 residential lenders. In June 2005, we acquired a 50% interest in a joint venture with one of Kansas City’s largest real estate firms, which will provide an additional source of originations.

Additional information about us is included in this prospectus and in documents incorporated by reference in this prospectus. See “Business,” “Where You May Find More Information” and “Documents Incorporated by Reference.”

Market Areas and Growth Strategy

We currently conduct our business primarily in the St. Louis metropolitan area and to a lesser extent in the Kansas City metropolitan area. In the St. Louis metropolitan area, we conduct operations out of our main office and six branch offices. In the Kansas City metropolitan area, we operate out of a mortgage lending office in Johnson County, Kansas, which we opened in fiscal 2003 and a retail branch location in Kansas City, Missouri, which we acquired in fiscal 2003. On October 7, 2005, as discussed below under “—Recent Developments,” we signed a definitive agreement to sell our branch office located in Kansas City. Based upon FDIC data as of June 30, 2004, our total deposits ranked 19th among 134 financial institutions in the St. Louis metropolitan area, representing approximately 0.86% of the total deposits in our market.

We have a community banking strategy that emphasizes responsive and personalized service to our customers. Due to the consolidation of financial institutions in our market, we believe there is a significant opportunity for a community-focused bank to provide a full range of financial services to small and middle-market commercial and retail customers. By offering quicker decision making in the delivery of banking products and services, offering customized products where appropriate, and providing customer access to our senior managers, we distinguish ourselves from larger, regional banks operating in our market areas, while our larger capital base and product mix enable us to compete effectively against smaller banks. As a result, we believe we have a substantial opportunity to attract experienced management, loan officers and banking customers. We believe this will provide us a competitive advantage as we continue to expand into attractive, high growth markets around the St. Louis metropolitan area through the establishment of de novo bank branch offices, acquisitions of community banks and bank branches, and organic expansion where possible by growing our existing branches in their respective communities.

Our strategies center around our continued development into a full-service, community-oriented bank and the expansion of our branch network to more adequately cover the large geography of the St. Louis metropolitan area. Our efforts to grow assets and earnings are focused on the growth and efficiency of five core products: residential, commercial and home equity loans and checking and money market accounts. In order to realize these objectives, we are pursuing the following strategies:

•	Hiring Experienced Employees With A Customer Service Focus. Our ability to continue to attract and retain banking professionals with strong community relationships and significant knowledge of our markets is key to our success. We believe that by focusing on experienced bankers who are established in their communities, we enhance our market position and add profitable growth opportunities. We emphasize to our employees the importance of delivering exemplary customer service and seeking opportunities to build further relationships with our customers. Our goal is to compete by relying on the strength of our customer service and relationship banking approach.

•	Continue our Disciplined Execution. We believe our success as a banking organization depends on a disciplined approach to originating loans and monitoring the performance of our loan portfolio. Despite our growth, we have consistently maintained strong asset quality. We believe our strong asset quality is the result of our underwriting standards, experienced loan officers and the strength of the local economy. In addition, most of the commercial loans we originate are to borrowers well known by our loan officers from existing and prior banking relationships. At June 30, 2005, our nonperforming assets as a percentage of total assets were 0.88% and for the nine months ended June 30, 2005 our ratio of net charge-offs to average loans was 0.03%. Our year-end nonperforming assets as a percentage of total assets have not exceeded 1.07% in any of the past five years, and have averaged 0.85%.

•

Growth in Our Existing Markets. Our markets have been subject to large-scale consolidation over the last several years of local community banks primarily by larger, out-of-state financial institutions. We believe there is a large customer base in our market that prefers doing business with a local institution and may be dissatisfied with the service received from larger regional banks. By providing our customers with quality service, coupled with the underlying characteristics of the counties in which we operate, we expect to continue our strong organic growth. We believe the success of our strategy is evidenced by the growth of our deposits from $168.4 million at September 30, 2000 to $499.8 million at June 30, 2005, and net loans, which increased from $209.9 million at September 30, 2000 to $600.6 million at June 30, 2005. We will also actively consider both acquisitions and de novo branching in both the communities we currently serve and in contiguous areas, with a view toward continued growth in the St. Louis metropolitan area. As part of our branching strategy, we have identified site locations for two additional de novo branches to be opened in 2006.

•	Expanding Our Product Offerings. We have diversified our loan portfolio by increasing the percentage of our assets consisting of higher-yielding construction, commercial real estate and commercial and industrial loans with higher risk-adjusted returns, shorter maturities and more sensitivity to interest rate fluctuations, while still providing high quality loan products for single-family residential borrowers. We also intend to selectively add additional products to provide diversification of revenue sources and to capture our customer’s full relationship. We intend to continue to expand our business by cross selling our loan and deposit products and services to our customers.

•	Increasing Our Transaction Accounts. A key part of our business strategy is focusing on the growth of checking and money market accounts. Retail checking accounts are the lowest cost deposits for us, and through fees and service charges are our primary source of retail banking revenue. From September 30, 2000 to June 30, 2005, checking accounts increased 215% to $62.4 million. We are in our seventh year of promoting a “Totally Free” checking account and were one of the first to offer such a product in the St. Louis area. Money market accounts are generally less interest rate sensitive and more stable than certificate of deposit balances. We are in our fourth year of pursuing money market accounts as a core product and our third year of a successful marketing campaign, “the Big Bertha Money Market Account.” This product carries similar interest rate characteristics as our home equity lines of credit and results in an ideal source of funds for the growth of our line of credit portfolio.

Recent Developments

On October 7, 2005, we entered into a purchase and assumption agreement pursuant to which we will sell our Kansas City, Missouri branch office to UMB Bank. We expect the transaction to close the first calendar quarter of 2006. As of June 30, 2005, the deposits to be assumed by UMB Bank totaled approximately $25 million. No loans will be transferred in connection with the branch sale. We expect to recognize a gain of approximately $2,750,000 in connection with the transaction. Although we are selling our retail branch in Kansas City, Missouri, we remain committed to our loan production office in Overland Park, Kansas and to the joint venture that we established in June 2005 with a large Kansas City-area real estate firm. In deciding to sell the Kansas City branch, we determined that our loan origination efforts could continue to be successful without a retail presence and that our capital could be put to more effective use by focusing on expansion within our core retail and commercial banking market—the St. Louis metropolitan area.

Corporate Information

Our headquarters are located at 12300 Olive Boulevard, St. Louis, Missouri 63141 and our telephone number at that address is (314) 878-2210. We maintain a website at www.pulaskibankstl.com. Information on the website is not incorporated by reference and is not a part of this prospectus.

THE OFFERING

Common stock offered by us	1,000,000 shares (1,154,425 shares if the underwriters exercise their over-allotment option in full).

Common stock offered by the selling shareholders	29,500 shares.

Common stock to be outstanding after this offering (1)	9,439,163 shares (9,593,588 shares if the underwriters exercise their over-allotment option in full).

Use of proceeds

We intend to use the net proceeds of this offering for investment in Pulaski Bank to support its growth. Until Pulaski Bank designates the use of the net proceeds, Pulaski Bank will either reduce its outstanding Federal Home Loan Bank overnight advances or invest the net proceeds temporarily in liquid short-term securities. The precise amounts and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors. We will not receive any proceeds from the sale of shares of common stock by the selling shareholders. For more information, see the section of this prospectus captioned “Use of Proceeds.”

Dividends

Historically, we have paid quarterly dividends. We paid a dividend for the quarter ended June 30, 2005 of $0.08 per share. We intend to continue paying dividends, but the payment of dividends in the future will depend upon a number of factors. We cannot give you any assurance that we will continue to pay dividends or that their amount will not be reduced in the future.

Nasdaq National Market symbol	PULB

Purchases by directors

Certain of our directors (including advisory and emeritus directors) have indicated an interest in participating in the offering through the purchase of approximately 141,750 shares, in the aggregate. In anticipation of this participation, we have directed 141,750 shares to be reserved specifically for purchase by such persons.

Risk factors	You should carefully read and consider the information set forth in the section entitled “Risk Factors” beginning on page 11 of this prospectus before investing in our common stock.

(1)	The number of shares of our common stock outstanding immediately after this offering is based on the number of shares outstanding as of September 30, 2005. This number does not take into account:

•	859,967 shares of common stock reserved for issuance upon the exercise of outstanding options at a weighted average exercise price of $6.87 per share;

•	32,144 shares of common stock reserved for issuance pursuant to future grants under our incentive compensation plans; and

•	250,000 shares of common stock reserved for issuance in connection with our dividend reinvestment and stock purchase plan.

SUMMARY CONSOLIDATED FINANCIAL DATA

Our summary consolidated financial data is presented below as of and for the nine months ended June 30, 2004 and 2005 and as of and for the years ended September 30, 2000 through 2004. The summary consolidated financial data presented below as of September 30, 2004 and 2003 and for the years ended September 30, 2004, 2003 and 2002 is derived from our audited consolidated financial statements incorporated by reference in this prospectus. The summary consolidated financial data as of September 30, 2002, 2001 and 2000 and for the years ended September 30, 2001 and 2000 is derived from our audited financial statements, which are not incorporated by reference in this prospectus. Our summary consolidated financial data as of and for the nine months ended June 30, 2005 and 2004 have not been audited but, in the opinion of our management, contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly our financial position and results of operations for such periods in accordance with generally accepted accounting principles. Our results for the nine months ended June 30, 2005 are not necessarily indicative of our results of operations that may be expected for the year ended September 30, 2005. This table is a summary and should be read in conjunction with the consolidated financial statements and related notes contained in our Annual Report on Form 10-K for the fiscal year ended September 30, 2004 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, both of which are incorporated in this prospectus by reference, along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” found elsewhere in this prospectus. The per share financial data presented below has been adjusted to give effect to the three-for-two stock split that occurred on July 18, 2005, and the two-for-one stock split that occurred on July 21, 2003.

	As of and For the Nine Months Ended June 30,		As of and For the Year Ended September 30,
	2005	2004	2004	2003	2002	2001	2000
	(unaudited)
	(In thousands)
FINANCIAL CONDITION DATA
Total assets	$770,261	$566,597	$637,886	$401,403	$369,247	$288,784	$283,120
Loans receivable, net	600,597	450,056	510,584	276,894	227,581	204,115	209,919
Loans receivable held for sale	83,354	54,188	49,152	61,124	97,174	38,087	14,374
Debt and equity securities	10,281	3,971	12,986	6,432	4,877	5,962	19,128
Capital stock of Federal Home Loan Bank	8,935	5,130	7,538	3,880	5,840	3,960	3,580
Mortgage-backed securities	5,286	6,077	6,574	8,862	7,482	11,305	22,604
Cash and cash equivalents	24,242	16,433	19,581	18,656	11,177	13,048	7,562
Deposits	499,759	391,374	406,799	313,607	201,270	189,710	168,413
Advances from Federal Home Loan Bank	174,100	101,500	154,600	31,500	116,800	55,000	66,100
Subordinated debt	19,589	9,279	9,279	—	—	—	—
Shareholders’ equity	46,699	38,613	40,974	36,383	32,554	31,007	31,200

OPERATING DATA
Interest income	$26,730	$16,560	$23,832	$21,426	$18,341	$20,356	$18,468
Interest expense	10,846	5,341	7,806	7,739	8,150	11,453	9,503

Net interest income	15,884	11,219	16,026	13,687	10,191	8,903	8,965
Provision for loan losses	996	1,230	1,934	1,487	1,011	752	499

Net interest income after provision for loan losses	14,888	9,989	14,092	12,200	9,180	8,151	8,466
Noninterest income	7,752	6,678	8,960	11,405	7,077	5,564	3,004
Compensation expense-special dividend	—	—	—	—	—	—	1,372
Noninterest expense	13,280	9,839	13,715	13,977	9,653	8,802	7,812

Income before income taxes	9,360	6,828	9,337	9,628	6,604	4,913	2,286
Income taxes	3,490	2,538	3,485	3,860	2,418	1,767	1,160

Net income	$5,870	$4,289	$5,852	$5,768	$4,186	$3,146	$1,126

	As of and For the Nine Months Ended June 30,		As of and For the Year Ended September 30,
	2005	2004	2004	2003	2002	2001	2000
	(Dollars in thousands, except per share data)
COMMON SHARE DATA
Basic net income per share	$0.71	$0.53	$0.72	$0.71	$0.52	$0.37	$0.11
Diluted net income per share	$0.67	$0.49	$0.67	$0.67	$0.49	$0.36	$0.11
Dividends declared per share	$0.20	$0.14	$0.20	$0.14	$0.06	$0.09	$0.11
Book value per share	$5.53	$4.70	$4.98	$4.47	$3.94	$3.61	$3.29
Tangible book value per share	$5.48	$4.64	$4.91	$4.39	$3.94	$3.61	$3.29
Weighted average shares-basic	8,307	8,075	8,096	8,073	8,064	8,599	9,872
Weighted average shares-diluted	8,806	8,696	8,695	8,578	8,528	8,863	9,973
Shares outstanding-end of period	8,435	8,255	7,823	7,758	7,954	8,298	9,113

OTHER DATA
Number of:
Real estate loans outstanding	3,925	3,308	3,619	2,651	2,954	2,723	2,804
Consumer loans (includes home equity loans)	9,214	7,732	8,318	6,336	4,295	3,203	2,997
Deposit accounts	32,316	30,243	30,390	29,344	23,977	23,733	23,174
Full service offices	7	7	7	7	5	5	5

KEY OPERATING RATIOS (1)
Return on average assets	1.13%	1.23%	1.18%	1.38%	1.38%	1.12%	0.44	%(2)
Return on average equity	17.57	15.03	15.31	16.35	13.24	10.05	2.81	(2)
Average equity to average assets	6.53	8.29	7.68	8.43	10.44	11.12	15.59
Interest rate spread	3.20	3.40	3.37	3.30	3.40	2.68	2.78
Net interest margin	3.32	3.47	3.47	3.47	3.66	3.26	3.60
Efficiency ratio	56.18	57.34	56.56	55.87	55.99	63.20	65.27
Dividend payout ratio	29.85	28.57	29.70	20.79	22.45	26.17	98.53	(2)
Noninterest expense to average assets	2.59	2.82	2.76	3.34	3.19	3.12	3.58	(2)
Average interest-earning assets to average interest-bearing liabilities	107.97	106.09	106.17	108.95	108.64	113.77	121.49
Allowance for loan losses to total loans at end of period	0.91	0.97	0.99	1.13	0.78	0.76	0.61
Allowance for loan losses to nonperforming loans	98.90	137.60	130.64	91.31	101.89	69.30	65.45
Net charge-offs to average outstanding loans during the period	0.04	0.03	0.05	0.05	0.12	0.12	0.06
Nonperforming assets to total assets	0.88	0.65	0.84	1.07	0.68	0.92	0.75

CAPITAL RATIOS (3)
Tangible capital	8.49	8.65	8.14	8.18	7.28	9.50	14.79
Core capital	8.49	8.65	8.14	8.18	7.28	9.71	14.79
Total risk-based capital	11.42	12.63	11.46	11.73	12.63	12.78	24.31

(1)	Ratios for the nine month periods are annualized.
(2)	In 2000, we paid a special cash distribution of $4.00 per share and incurred additional compensation expense of $1.4 million in connection therewith as a result of the accelerated release of ESOP shares and payment of the distribution on unvested shares of restricted stock. The additional compensation expense adversely impacted these operating ratios.
(3)	Capital ratios are for Pulaski Bank.

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

“Tangible book value per share” included in our summary consolidated financial data, is determined by methods other than in accordance with accounting principles generally accepted within the United States, or GAAP. Our management uses this non-GAAP measure in its analysis of our performance.

“Tangible book value per share” is defined as total equity reduced by recorded goodwill and other intangible assets divided by total common shares outstanding. This measure is important to investors interested in changes from period-to-period in book value per share exclusive of changes in intangible assets.

This disclosure should not be viewed as a substitute for results determined in accordance with GAAP, and is not necessarily comparable to non-GAAP performance measures which may be presented by other companies.

The following reconciliation table provides a more detailed analysis of this non-GAAP performance measure:

	At June 30,		At September 30,
	2005	2004	2004	2003	2002	2001	2000
Book value per common share	$5.53	$4.70	$4.98	$4.47	$3.94	$3.61	$3.29
Effect of intangible assets per share	0.05	0.06	0.07	0.08	—	—	—
Tangible book value per share	5.48	4.64	4.91	4.39	3.94	3.61	3.29

RISK FACTORS

An investment in shares of our common stock involves various risks. Before deciding to invest in our common stock, you should carefully consider the risks described below in conjunction with the other information in this prospectus and information incorporated by reference into this prospectus, including our consolidated financial statements and related notes. Our business, financial condition and results of operations could be harmed by any of the following risks or by other risks that have not been identified or that we may believe are immaterial or unlikely. The value or market price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Related to Our Business

Our business strategy includes the continuation of significant growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

Our assets have increased $368.9 million, or 91.9%, from $401.4 million at September 30, 2003 to $770.3 million at June 30, 2005, primarily due to increases in residential, home equity and commercial loans. We expect to continue to experience growth in the amount of our assets, the level of our deposits and the scale of our operations. Achieving our growth targets requires us to attract customers that currently bank at other financial institutions in our market, thereby increasing our share of the market. Our ability to successfully grow will depend on a variety of factors including our ability to attract and retain experienced bankers, the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth. While we believe we have the management resources and internal systems in place to successfully manage our future growth, there can be no assurance growth opportunities will be available or that we will successfully manage our growth. If we do not manage our growth effectively, we may not be able to achieve our business plan, and our business and prospects could be harmed.

Our recent results may not be indicative of our future operating results.

We have achieved significant growth in earnings per share in recent years. For example, net income per share (diluted) grew from $0.36 for the year ended September 30, 2001 to $0.67 for the year ended September 30, 2004. Our strong performance during this time period was, in part, the result of an extremely favorable residential mortgage financing market. In the future, we may not have the benefit of a favorable interest rate environment or a strong residential mortgage market. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or restrict our ability to increase earnings at this same rate.

Most of the residential mortgage loans in our portfolio do not conform to secondary market requirements, which may make them riskier and more difficult to sell.

Most of the residential mortgage loans that we retain in our loan portfolio do not conform to or satisfy the requirements for sale in the secondary market. These loans generally do not conform to Fannie Mae or Freddie Mac underwriting guidelines as a result of characteristics of the property, the loan terms or exceptions from agency underwriting guidelines. For example, we may make loans to borrowers who provide limited or no documentation of assets or income and have higher debt-to-income ratios than our loans conforming to secondary market guidelines. At June 30, 2005, our mortgage loan portfolio contained mostly non-conforming loans and included $67.7 million of loans with a combined loan-to-value ratio greater than 90% and $17.7 million of mortgage loans rated at the lowest acceptable internal credit grading level. Nonconforming one- to four-family residential loans are generally considered to have an increased risk of delinquency and foreclosure than conforming loans and may result in higher levels of realized loss. Although we have not experienced such increased delinquencies or foreclosures in the current economy, we cannot assure you that our nonconforming loan portfolio would not be adversely affected in the event of a downturn in regional economic conditions. Furthermore, nonconforming loans are not as readily saleable as loans that conform to agency guidelines and often can be sold only after discounting the purchase price.

High loan-to-value ratios on a significant portion of our residential mortgage and home equity line of credit portfolios expose us to greater risk of loss.

Many of our residential mortgage loans are secured by liens on mortgage properties in which the borrowers have little or no equity because we originated upon purchase of the underlying residence a first mortgage with an 80% loan-to-value ratio and a concurrent second mortgage with a combined loan-to-value ratio of up to 100%. At June 30, 2005, approximately $67.7 million, or 37%, of our residential mortgage loans had original combined loan-to-value ratios in excess of 90%. In addition, our home equity lines of credit may have, when added to existing senior lien balances, a post-funding combined loan to value ratio of up to 100% of the value of the home securing the loan. At June 30, 2005, we held $4.2 million of uninsured home equity lines of credit with a combined loan-to-value ratio in excess of 90%. Our average loan to value ratio in our home equity line of credit portfolio is 76.6%. Residential loans with high combined loan-to-value ratios will be more sensitive to declining property values than would those with lower combined loan-to-value ratios and, therefore, may experience a higher incidence of default and severity of losses. In addition, if the borrowers sell their homes, such borrowers may be unable to repay their loans in full from the sale. Almost all of our residential mortgage loans and home equity lines of credit have adjustable interest rates. As a result, these loans may experience a higher rate of default in a rising interest rate environment. For these reasons as well, these loans may experience higher rates of delinquencies, defaults and losses.

The unseasoned nature of our commercial loan portfolio may result in errors in judging its collectibility, which may lead to additional provisions or charge-offs, which would hurt our profits.

Our commercial loan portfolio, which consists of commercial real estate loans, construction and development loans and commercial and industrial loans has increased from $13.7 million, or 4.8% of total loans, at September 30, 2003 to $131.1 million, or 21.4% of total loans, at June 30, 2005. A large portion of our commercial loan portfolio is unseasoned and our limited experience in originating these types of loans does not provide us with a significant payment history pattern with which to judge future collectibility. These loans have also not been subjected to unfavorable economic conditions. As a result, it is difficult to predict the future performance of this part of our loan portfolio. These loans may have delinquency or charge-off levels above our historical experience, which could adversely affect our future performance. Further, commercial loans generally have larger balances and involve a greater risk than one- to four-family residential mortgage loans. Accordingly, if we make any errors in judgment in the collectibility of our commercial loans, any resulting charge-offs may be larger on a per loan basis than those incurred with our residential mortgage loan portfolio.

An increase in interest rates may reduce our mortgage revenues, which would negatively impact our non-interest income.

Our mortgage banking operations provide a significant portion of our non-interest income. We generate mortgage revenues primarily from gains on the sale of loans to investors on a servicing released basis. In a rising or higher interest rate environment, our originations of mortgage loans may decrease, resulting in fewer loans that are available to be sold to investors. This would result in a decrease in mortgage revenues and a corresponding decrease in non-interest income. In addition, our results of operations are affected by the amount of non-interest expenses associated with mortgage banking activities, such as salaries and employee benefits, occupancy, equipment and data processing expense and other operating costs. During periods of reduced loan demand, our results of operations may be adversely affected to the extent that we are unable to reduce expenses commensurate with the decline in loan originations.

If the value of real estate in the St. Louis and Kansas City metropolitan areas were to decline materially, a significant portion of our loan portfolio could become under-collateralized, which could have a material adverse effect on us.

With most of our loans concentrated in the St. Louis and Kansas City metropolitan areas, a decline in local economic conditions could adversely affect the value of the real estate collateral securing our loans. A decline in property values would diminish our ability to recover on defaulted loans by selling the real estate collateral, making it more likely that we would suffer losses on defaulted loans. Additionally, a decrease in asset quality could require additions to our allowance for loan losses through increased provisions for loan losses, which would hurt our profits. Also, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are more geographically diverse. Real estate values are affected by various factors in addition to local economic conditions, including, among other things, changes in general or regional economic conditions, governmental rules or policies and natural disasters.

Our business is subject to the success of the local economy in which we operate.

Because the majority of our borrowers and depositors are individuals and businesses located and doing business in the St. Louis metropolitan area, our success significantly depends to a significant extent upon economic conditions in the St. Louis metropolitan area. Adverse economic conditions in our market area could reduce our growth rate, affect the ability of our customers to repay their loans and generally affect our financial condition and results of operations. Conditions such as inflation, recession, unemployment, high interest rates, short money supply, scarce natural resources, international disorders, terrorism and other factors beyond our control may adversely affect our profitability. We are less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Any sustained period of increased payment delinquencies, foreclosures or losses caused by adverse market or economic conditions in the State of Missouri could adversely affect the value of our assets, revenues, results of operations and financial condition. Moreover, we cannot give any assurance we will benefit from any market growth or favorable economic conditions in our primary market areas if they do occur.

The building of market share through our branching strategy could cause our expenses to increase faster than revenues.

We intend to continue to build market share in the St. Louis metropolitan area through our branching strategy. We are planning three new branches that we intend to open within the next 24 months. There are considerable costs involved in opening branches and new branches generally require a period of time to generate sufficient revenues to offset their costs, especially in areas in which we do not have an established presence. Accordingly, any new branch can be expected to negatively impact our earnings for some period of time until the branch reaches certain economies of scale. Our expenses could be further increased if we encounter delays in the opening of any of our new branches. Finally, we have no assurance our new branches will be successful even after they have been established.

Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

We are required by federal regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate our capital resources following this offering will satisfy our capital requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support our continued growth. If we raise capital through the issuance of additional shares of our common stock or other securities, it would dilute the ownership interests of the investors in the offering in us and may dilute the per share book value of our common stock. New investors may also have rights, preferences and privileges senior to our current shareholders which may adversely impact our current shareholders.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired.

Our wholesale funding sources may prove insufficient to replace deposits at maturity and support our future growth

We must maintain sufficient funds to respond to the needs of depositors and borrowers. As a part of our liquidity management, we use a number of funding sources in addition to core deposit growth and repayments and maturities of loans and investments. As we continue to grow, we are likely to become more dependent on these sources, which include Federal Home Loan Bank advances, proceeds from the sale of loans, brokered certificates of deposit and a line of credit from another financial institution. At June 30, 2005, we had approximately $174.1 million of FHLB advances outstanding, $141.6 million in brokered certificates of deposit and an additional $12.0 million in unused liquidity through a line of credit. If we were to become less than “well capitalized,” as defined by applicable Office of Thrift Supervision regulations, it would materially restrict our ability to acquire and retain brokered certificates of deposit. Additionally, adverse operating results or changes in industry conditions could lead to difficulty or an inability to access these additional funding sources. Our financial flexibility will be severely constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. Finally, if we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In this case, our operating margins and profitability would be adversely affected.

Competition from financial institutions and other financial service providers may adversely affect our growth and profitability.

The banking business is highly competitive and we experience competition in each of our markets from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national and international financial institutions that operate offices in our primary market areas and elsewhere.

We compete with these institutions both in attracting deposits and in making loans. This competition has made it more difficult for us to make new loans and has occasionally forced us to offer higher deposit rates. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which reduces net interest income. As of June 30, 2004, we held 0.86% of the deposits in St. Louis, Missouri-Illinois Metropolitan Statistical Area, which was the 19th largest share of deposits out of 134 financial institutions. Many of our competitors are larger financial institutions. While we believe we can and do successfully compete with these other financial institutions in our primary markets, we may face a competitive disadvantage as a result of our smaller size, smaller resources and smaller lending limits, lack of geographic diversification and inability to spread our marketing costs across a broader market. In recent years, several new financial institutions have formed in the St. Louis area. These de novo banks may price their loans and deposits aggressively in order to attract customers. Although we compete by concentrating our marketing efforts in our primary markets with local advertisements, personal contacts, and greater flexibility and responsiveness in working with local customers, we can give no assurance this strategy will be successful.

Fluctuations in interest rates could reduce our profitability and affect the value of our assets.

Like other financial institutions, we are subject to interest rate risk. Our primary source of income is net interest income, which is the difference between interest earned on loans and investments and the interest paid on deposits and borrowings. We expect that we will periodically experience imbalances in the interest rate sensitivities of our assets and liabilities and the relationships of various interest rates to each other. Over any defined period of time, our interest-earning assets may be more sensitive to changes in market interest rates than our interest-bearing liabilities, or vice versa. In addition, the individual market interest rates underlying our loan and deposit products (e.g., prime) may not change to the same degree over a given time period. In any event, if market interest rates should move contrary to our position, our earnings may be negatively affected. In addition, loan volume and quality and deposit volume and mix can be affected by market interest rates. Changes in levels of market interest rates could materially adversely affect our net interest spread, asset quality, origination volume and overall profitability.

Interest rates have recently been at historically low levels. However, since June 30, 2004, the U.S. Federal Reserve has increased its target for the federal funds rate eleven times, from 1.00% to 3.75%. While these short-term market interest rates (which we use as a guide to price our deposits) have increased, longer-term market interest rates (which we use as a guide to price our longer-term loans) have not. This “flattening” of the market yield curve has had a negative impact on our interest rate spread and net interest margin to date. If short-term interest rates continue to rise, and if rates on our deposits and borrowings continue to reprice upwards faster than the rates on our long-term loans and investments, we would experience further compression of our interest rate spread and net interest margin, which would have a negative effect on our profitability.

We principally manage interest rate risk by managing our volume and mix of our earning assets and funding liabilities. In a changing interest rate environment, we may not be able to manage this risk effectively. If we are unable to manage interest rate risk effectively, our business, financial condition and results of operations could be materially harmed.

Changes in the level of interest rates also may negatively affect our ability to originate real estate loans, the value of our assets and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings.

Our allowance for loan losses may prove to be insufficient to absorb losses in our loan portfolio

Like all financial institutions, we maintain an allowance for loan losses to provide for loans in our portfolio that may not be repaid in their entirety. We believe that our allowance for loan losses is maintained at a level adequate to absorb probable losses inherent in our loan portfolio as of the corresponding balance sheet date. However, our allowance for loan losses may not be sufficient to cover actual loan losses, and future provisions for loan losses could materially adversely affect our operating results.

In evaluating the adequacy of our allowance for loan losses, we consider numerous quantitative factors, including our historical charge-off experience, growth of our loan portfolio, changes in the composition of our loan portfolio and the volume of delinquent and criticized loans. In addition, we use information about specific borrower situations, including their financial position and estimated collateral values, to estimate the risk and amount of loss for those borrowers. Finally, we also consider many qualitative factors, including general and economic business conditions, duration of the current business cycle, current general market collateral valuations, trends apparent in any of the factors we take into account and other matters, which are by nature more subjective and fluid. Our estimates of the risk of loss and amount of loss on any loan are complicated by the significant uncertainties surrounding our borrowers’ abilities to successfully execute their business models through changing economic environments, competitive challenges and other factors. Because of the degree of uncertainty and susceptibility of these factors to change, our actual losses may vary from our current estimates.

At June 30, 2005 our allowance for loan losses as a percentage of total loans was 0.91%. Federal regulators, as an integral part of their examination process, periodically review our allowance for loan losses and may require us to increase our allowance for loan losses by recognizing additional provisions for loan losses charged to expense, or to decrease our allowance for loan losses by recognizing loan charge-offs, net of recoveries. Any such additional provisions for loan losses or charge-offs, as required by these regulatory agencies, could have a material adverse effect on our financial condition and results of operations.

We are dependent upon the services of our management team.

Our future success and profitability is substantially dependent upon the management and banking abilities of our senior executives. We believe that our future results will also depend in part upon our attracting and retaining highly skilled and qualified management. We are especially dependent on a limited number of key management personnel, none of whom has an employment agreement with us, except for our chief executive officer. The loss of the chief executive officer and other senior executive officers could have a material adverse impact on our operations because other officers may not have the experience and expertise to readily replace these individuals. Competition for such personnel is intense, and we cannot assure you that we will be successful in attracting or retaining such personnel. Changes in key personnel and their responsibilities may be disruptive to our business and could have a material adverse effect on our business, financial condition and results of operations.

Our failure to continue to recruit and retain qualified loan originators could adversely affect our ability to compete successfully and affect our profitability.

Our continued success and future growth depend heavily on our ability to attract and retain highly skilled and motivated loan originators and other banking professionals. We compete against many institutions with greater financial resources both within our industry and in other industries to attract these qualified individuals. Our failure to recruit and retain adequate talent could reduce our ability to compete successfully and adversely affect our business and profitability.

Our profitability could be adversely affected if we are unable to promptly deploy the capital raised in the offering.

We may not be able to immediately deploy all of the capital raised in the offering. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins than we generally earn on loans, potentially adversely affecting shareholder returns, including earnings per share, return on assets and return on equity.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

Pulaski Bank is subject to extensive regulation, supervision and examination by the Office of Thrift Supervision, its chartering authority, and by the Federal Deposit Insurance Corporation, as insurer of its deposits. Pulaski Financial is subject to regulation and supervision by the Office of Thrift Supervision. Such regulation and supervision govern the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and for the depositors and borrowers of Pulaski Bank. The regulation and supervision by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation are not intended to protect the interests of investors in our common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations. In addition, the Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the Securities and Exchange Commission and Nasdaq that are now applicable to us, have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices, including the costs of completing our audit and maintaining our internal controls.

We are subject to security and operational risks relating to our use of technology that could damage our reputation and our business.

Security breaches in our internet banking activities could expose us to possible liability and damage our reputation. Any compromise of our security also could deter customers from using our internet banking services that involve the transmission of confidential information. We rely on standard internet security systems to provide the security and authentication necessary to effect secure transmission of data. These precautions may not protect our systems from compromises or breaches of our security measures that could result in damage to our reputation and our business. Additionally, we outsource our data processing to a third party. If our third party provider encounters difficulties or if we have difficulty in communicating with such third party, it will significantly affect our ability to adequately process and account for customer transactions, which would significantly affect our business operations.

We may have fewer resources than many of our competitors to invest in technological improvements.

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

Our ability to service our debt, pay dividends and otherwise pay our obligations as they come due is substantially dependent on capital distributions from Pulaski Bank, and these distributions are subject to regulatory limits and other restrictions.

A substantial source of our income from which we service our debt, pay our obligations and from which we can pay dividends is the receipt of dividends from Pulaski Bank. The availability of dividends from Pulaski Bank is limited by various statutes and regulations. It is possible, depending upon the financial condition of Pulaski Bank, and other factors, that the applicable regulatory authorities could assert that payment of dividends or other payments is an unsafe or unsound practice. In the event that Pulaski Bank is unable to pay dividends to us, we may not be able to service our debt, pay our obligations or pay dividends on our common stock. The inability to receive dividends from Pulaski Bank would adversely affect our business, financial condition, results of operations and prospects.

Risks Related to An Investment in Our Common Stock

Future capital needs could result in dilution of your investment

Our board of directors may determine from time to time there is a need to obtain additional capital through the issuance of additional shares of our common stock or other securities. These issuances would dilute the ownership interests of the investors in the offering in us and may dilute the per share book value of our common stock. New investors may also have rights, preferences and privileges senior to our current shareholders which may adversely impact our current shareholders.

The market price of our common stock may decline after the stock offering.

The price per share at which we sell the common stock may be more or less than the market price of our common stock on the date the stock offering is consummated. If the actual purchase price is less than the market price for the shares of common stock, some purchasers in the stock offering may be inclined to immediately sell shares of common stock to attempt to realize a profit. Any such sales, depending on the volume and timing, could cause the market price of our common stock to decline. Additionally, because stock prices generally fluctuate over time, there is no assurance that purchasers of common stock in the offering will be able to sell shares after the offering at a price equal to or greater than the actual purchase price. Purchasers should consider these possibilities in determining whether to purchase shares of common stock and the timing of any sale of shares of common stock.

The trading history of our common stock is characterized by low trading volume. The value of your investment may be subject to sudden decreases due to the volatility of the price of our common stock.

Our common stock trades on The Nasdaq National Market. Over the past three months, the average daily trading volume of our common stock was approximately 5,700 shares. We cannot predict the extent to which investor interest in us will lead to a more active trading market in our common stock or how liquid that market might become. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of our common stock at any given time, which presence is dependent upon the individual decisions of investors, over which we have no control.

The market price of our common stock may be highly volatile and subject to wide fluctuations in response to numerous factors, including, but not limited to, the factors discussed in other risk factors and the following:

•	actual or anticipated fluctuations in our operating results;

•	changes in interest rates;

•	changes in the legal or regulatory environment in which we operate;

•	press releases, announcements or publicity relating to us or our competitors or relating to trends in our industry;

•	changes in expectations as to our future financial performance, including financial estimates or recommendations by securities analysts and investors;

•	future sales of our common stock;

•	changes in economic conditions in our marketplace, general conditions in the U.S. economy, financial markets or the banking industry; and

•	other developments affecting our competitors or us.

These factors may adversely affect the trading price of our common stock, regardless of our actual operating performance, and could prevent you from selling your common stock at or above the public offering price. In addition, the stock markets, from time to time, experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of our common stock, regardless of our trading performance. In the past, shareholders often have brought securities class action litigation against a company following periods of volatility in the market price of their securities. We may be the target of similar litigation in the future, which could result in substantial costs and divert management’s attention and resources.

We will retain broad discretion in using the net proceeds from this offering, and may not use the proceeds effectively.

We intend to use the net proceeds of this offering for general corporate purposes, which may include our working capital needs, for bank and branch acquisitions and for investments in Pulaski Bank to support our continued growth. However, we have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will retain broad discretion to allocate the net proceeds of this offering. The net proceeds may be applied in ways with which you and other investors in the offering may not agree. Moreover, our management may use the proceeds for corporate purposes that may not increase our market value or make us profitable. In addition, it may take us some time to effectively deploy the proceeds from this offering. Until the proceeds are effectively deployed, our return on equity and earnings per share may be negatively impacted. Management’s failure to use the net proceeds of this offering effectively could have an adverse effect on our business, financial condition and results of operations.

Provisions of our articles of incorporation, bylaws and Missouri law, as well as state and federal banking regulations, could delay or prevent a takeover of us by a third party

Provisions in our articles of incorporation and bylaws, the corporate law of the State of Missouri, and federal regulations could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our shareholders, or otherwise adversely affect the price of our common stock. These provisions include: limitations on voting rights of beneficial owners of more than 10% of our common stock, supermajority voting requirements for certain business combinations; the election of directors to staggered terms of three years; and advance notice requirements for nominations for election to our board of directors and for proposing matters that shareholders may act on at shareholder meetings. In addition, we are subject to Missouri laws, including one that prohibits us from engaging in a business combination with any interested shareholder for a period of five years from the date the person became an interested shareholder unless certain conditions are met. These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors other than the candidates nominated by our Board.

Holders of our junior subordinated debentures have rights that are senior to those of our common shareholders

We have supported our continued growth through two issuances of trust preferred securities from two separate special purpose trusts. At June 30, 2005, we had outstanding trust preferred securities totaling $19.0 million. Payments of the principal and interest on the trust preferred securities of these special purpose trusts are fully and unconditionally guaranteed by us. Further, the accompanying junior subordinated debentures we issued to the special purpose trusts are senior to our shares of common stock. As a result, we must make payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We have the right to defer distributions on our junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no cash dividends may be paid on our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which can be identified by the use of words such as “believes,” “expects,” “anticipates,” “estimates” or similar expressions. Forward-looking statements include:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

These forward-looking statements are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

•	general economic conditions, either nationally or in our market areas, that are worse than expected;

•	changes in the interest rate environment that reduce our interest margins or reduce the fair value of financial instruments;

•	increased competitive pressures among financial services companies;

•	changes in consumer spending, borrowing and savings habits;

•	legislative or regulatory changes that adversely affect our business;

•	adverse changes in the securities markets;

•	inability of key third-party providers to perform their obligations to Pulaski Bank;

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board or the Public Company Accounting Oversight Board; and

•	our ability to successfully implement our branch expansion strategy.

Any of the forward-looking statements that we make in this prospectus and in other public statements we make may turn out to be wrong because of inaccurate assumptions we might make, because of the factors illustrated above or because of other factors that we cannot foresee. Consequently, no forward-looking statement can be guaranteed.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from our sale of 1,000,000 shares of our common stock in this offering will be approximately $15.7 million, or approximately $18.5 million if the underwriters’ over-allotment option is exercised in full. In each case, this assumes a public offering price of $17.00 per share (based on the closing price on October 12, 2005) and includes the deduction of the underwriting discount and estimated offering expenses. We will not receive any proceeds from the sale of shares of common stock by the selling shareholders.

We intend to use the net proceeds of this offering for investment in Pulaski Bank to support its growth. Until Pulaski Bank designates the use of the net proceeds, Pulaski Bank will either reduce its outstanding Federal Home Loan Bank overnight advances or invest the net proceeds temporarily in liquid short-term securities. The precise amounts and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors.

From time to time, we may engage in additional capital financings as we determine to be appropriate based upon our needs and prevailing market conditions. These additional capital financings may include the sale of securities other than or in addition to common stock.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2005. Our capitalization is presented on an actual basis and on an as adjusted basis as if the offering had been completed as of June 30, 2005 and assumes:

•	the net proceeds of the offering at an assumed offering price of $17.00 per share (based on the closing price on October 12, 2005), after deducting the estimated underwriting discount and commissions and estimated offering expenses, are $15.7 million;

•	the underwriters’ over-allotment option is not exercised; and

•	the three-for-two stock split effected in the form of a stock dividend on July 18, 2005 had occurred as of June 30, 2005.

The data should be read in conjunction with the consolidated financial statements and notes thereto included in and incorporated by reference into this prospectus from our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.

	June 30, 2005(1)
	Actual	As Adjusted(2)
	(In thousands, except per share amounts)
Long term debt:
Subordinated debentures (3)	$19,589	$19,589

Shareholders’ equity:
Preferred Stock, $0.01 par value; 1,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value; 18,000,000 shares authorized; 8,435,063 shares issued and outstanding; 9,435,063 shares issued and outstanding as adjusted (4)	119	129
Treasury stock—at cost	(17,240)	(17,240)
Treasury stock—equity trust—at cost	(3,584)	(3,584)
Additional paid-in capital	30,357	46,027
Unearned shares of restricted stock	(94)	(94)
Unearned ESOP shares	(17)	(17)
Accumulated other comprehensive income	25	25
Retained earnings	37,133	37,133

Total shareholders’ equity	46,699	62,379

Total long-term debt and shareholders’ equity	$66,288	$81,948

Book value per share (5)	$5.53	$6.61

(1)	The number of shares of our common stock outstanding immediately after this offering is based on the number of shares outstanding as of June 30, 2005, assuming that the three-for-two stock split effected in the form of a stock dividend on July 18, 2005 had occurred as of June 30, 2005. This number does not take into account:

•	859,967 shares of common stock reserved for issuance upon the exercise of outstanding options at a weighted average exercise price of $6.87 per share;

•	32,144 shares of common stock reserved for issuance pursuant to future grants under our incentive compensation plans; and

•	250,000 shares of common stock reserved for issuance in connection with our dividend reinvestment and stock purchase plan.

(2)	If the underwriters’ over-allotment option is exercised in full, common stock, additional paid-in capital and total shareholders’ equity would be $131, $48,493, and $64,847, respectively.
(3)	Consists of debt issued in connection with the issuance of our trust preferred securities.
(4)	If the underwriters’ over-allotment option is exercised in full, the as adjusted number of shares outstanding would be 9,589,488.
(5)	Actual book value per share equals total shareholders’ equity of $46,699, divided by 8,435,063 shares outstanding at June 30, 2005. Book value per share as adjusted equals total shareholders’ equity of $62,379 (assuming net proceeds to us from this offering of $15.7 million), divided by 9,435,063 shares outstanding (assuming issuance and sale by us of 1,000,000 shares in this offering).

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND INFORMATION

Our common stock trades on the Nasdaq National Market under the symbol “PULB.” The following table sets forth, for the indicated periods, the high and low closing prices for our common stock as reported by the Nasdaq National Market and the cash dividends declared per share of our common stock. The stock prices and dividend information presented below have been adjusted to give effect to the three-for-two stock split effected in the form of a stock dividend on July 18, 2005 and the two-for-one stock split effected in the form of a stock dividend on July 21, 2003.

Fiscal 2005	High	Low	Dividend
First Quarter	$13.80	$11.23	$.06/per share
Second Quarter	$14.23	$12.50	$.06/per share
Third Quarter	$18.67	$12.67	$.08/per share
Fourth Quarter	$18.74	$16.03	$.08/per share

Fiscal 2004	High	Low	Dividend
First Quarter	$11.33	$9.77	$.04/per share
Second Quarter	$13.63	$11.09	$.04/per share
Third Quarter	$12.67	$9.60	$.06/per share
Fourth Quarter	$13.05	$11.32	$.06/per share

Payments of the distributions on the trust preferred securities of Pulaski Financial Statutory Trust I, a wholly owned Connecticut statutory trust, and Pulaski Financial Statutory Trust II, a wholly owned Delaware statutory trust, are fully and unconditionally guaranteed by us. The junior subordinated debentures that we have issued to our subsidiary trusts are senior to our shares of common stock. As a result, we must make required payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the interest and principal obligations under the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We may defer the payment of interest on each of the junior subordinated debentures for a period not to exceed 20 consecutive quarters, provided that the deferral period does not extend beyond the stated maturity. During such deferral period, distributions on the corresponding trust preferred securities will also be deferred and we may not pay cash dividends to the holders of shares of our common stock.

On October 12, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $17.00 per share. As of September 30, 2005, there were 2,224 holders of record of our common stock, based upon securities position listings furnished to us by our transfer agent.

Dividends are paid at the discretion of our board of directors. We have historically paid dividends on a quarterly basis as set forth in the table above. We intend to continue paying cash dividends, but the amount and frequency of cash dividends, if any, will be determined by our board of directors after consideration of earnings, capital requirements, and our financial condition and will depend on cash dividends paid to us by our subsidiary bank. Dividends from our subsidiary bank are our primary source of funds for the payment of dividends to our shareholders, and there are various legal and regulatory limits on the extent to which our subsidiary bank may pay dividends or otherwise supply funds to us. In addition, federal and state agencies have the authority to prevent us from paying a dividend to our shareholders. Thus, while we intend to continue paying dividends, we can make no assurances that we will continue to pay dividends or that we will not reduce the amount of dividends paid in the future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis of financial condition and results of operations is intended to assist in understanding our financial condition and results of operations. The information contained in this section should be read in conjunction with the Consolidated Financial Statements and accompanying notes contained elsewhere in this prospectus.

Business Strategy—5 Core Products

We operate as a community-oriented financial institution. Our business consists primarily of managing our wholly owned subsidiary, Pulaski Bank, in the St. Louis and Kansas City metropolitan areas. The primary source of the Bank’s revenue is net interest income from loans and deposits and fees from retail and mortgage banking operations. Economic factors, including market interest rates, consumer confidence, employment trends as well as competitive market conditions tend to influence net interest margins, fee income and overall net earnings.

Our business strategy is to focus on the growth and efficiency of five core products, which include two deposit products, checking and money market accounts, and three lending products, residential and commercial loans and home equity lines of credit. These five products provide the primary source of our operating income and are the focus of our growth in the balance sheet. We believe the market place to be more competitive than ever and in order to achieve sustained growth these products must be delivered with superior customer care. Driving these relationships are seasoned residential and commercial lenders in our two market areas, which include seven full-service bank locations and one mortgage lending office.

Residential Loans. We have 83 years of experience in residential lending and currently employ 55 residential loan officers in St. Louis and Kansas City. We have become a leading originator in these two markets, originating $833.9 million in residential loans during the nine months ended June 30, 2005, as compared to $778.2 million for the nine months ended June 30, 2004. During the year ended September 30, 2004, we originated $1.1 billion in residential loans compared to $1.6 billion for the year ended September 30, 2003. The decline in residential lending in 2004 was due primarily to a weaker mortgage-banking environment, which was caused by a rise in mortgage interest rates causing a decline in consumer refinancing.

The majority of loans originated in the mortgage division are one- to four-family residential loans, which we sell to investors on a servicing-released basis. Residential mortgage loans sold to investors on a servicing-released basis are our largest source of non-interest income and are the primary component of mortgage revenue. For the nine months ended June 30, 2005, we sold $681.1 million of residential loans to investors and had mortgage revenue of $4.0 million compared to $647.4 million in loans sold and $3.4 million in revenue for the same period ended June 30, 2004. The average balance of mortgage loans held for sale decreased from $60.3 million to $51.2 million for the quarter ended June 30, 2005 compared to the same period a year ago. During fiscal 2004, we sold $875.4 million of residential loans to investors and generated $4.6 million in mortgage revenue, which declined from $1.6 billion in loans sold in fiscal 2003 and $8.5 million in mortgage revenue. The flattening of the yield curve continues to negatively impact our ability to maximize our spread on loans held for sale. Our margin on loans held for sale have steadily declined with the compressing yield curve from more than 400 basis points to 275 basis points in the quarter ended June 30, 2005. The consolidated net interest margin declined ten basis points during the quarter because of the narrowing margin on the held-for-sale portfolio. We fund loans held for sale with overnight and short-term advances because the loans are typically sold within 30 days of origination.

Qualifying residential mortgage loans that do not meet the standards for sale in the secondary market are retained in our portfolio. Residential loan balances increased $7.5 million to $255.8 million at June 30, 2005 from $248.3 million at September 30, 2004. The residential loan portfolio increased $80.9 million to $248.3 million at September 30, 2004 from $167.4 million at September 30, 2003. In addition, our residential construction and development portfolio increased from $18.9 million at September 30, 2004 to $22.2 million at June 30, 2005. The residential construction and development portfolio increased from $7.2 million at September 30, 2003 to $18.9 million at September 30, 2004. The residential retained portfolio consists primarily of 3-year ARM loans that generally do not conform to investor criteria, but have superior yields to similar loans sold into the secondary markets. These loans are underwritten using an internal credit-scoring model, which assesses credit risk and assigns one of five risk-based ratings to the loan. At June 30, 2005, we had approximately $17.7 million in the highest risk category. At June 30, 2005, we had $4.2 million of non-performing residential assets, including $385,000 of real estate acquired in settlement of loans. For the nine months ended June 30, 2005, we had net loan losses of $47,000 from residential real estate loans compared to $18,000 for the same period in 2004. During the year ended September 30, 2004, we had net loan losses of $67,000 from residential real estate loans compared to $15,000 during the year ended September 30, 2003. In addition, we had $4.9 million in non-performing residential assets, including $1.1 million of real estate acquired in settlement of loans, at September 30, 2004 compared to $3.8 million in non-performing residential assets, including $35,000 of real estate acquired in settlement of loans, at September 30, 2003. In the Midwest region of the United States, residential properties have not experienced exceptional price appreciation over the last ten years and therefore have not experienced any significant price declines during down housing markets. In an economic environment that resulted in declining residential values, we would be at increased risk of credit losses from non-performing loans.

During the nine months ended June 30, 2005, we sold $9.1 million of loans from portfolio. Each pool was sold as we sought to reduce our concentration in second mortgage residential loans that have a combined loan-to-values greater than 90%. We realized gains of $226,000 on the loan pool sales ($140,000 after tax). At June 30, 2005, we had $61.8 million of residential first and second mortgage loans that exceeded 90% loan-to-value.

Commercial Real Estate and Commercial and Industrial Loans. In fiscal 2004, we focused on expanding the commercial division. This division now has a staff of 14, including five loan officers. Our commercial portfolio, which includes loans secured by commercial, multi-family and residential real estate as well as business assets, increased $50.7 million to $156.0 million at June 30, 2005 compared to $105.3 million at September 30, 2004. At June 30, 2005, the commercial portfolio consisted of $83.6 million of commercial real estate loans, $24.9 million of commercial and industrial loans, $25.8 million of commercial loans secured by multi-family and residential real estate, $20.7 million in construction and development loans and $969,000 in equity lines. Commercial real estate and commercial and industrial loans increased $88.9 million to $105.3 million at September 30, 2004 from $16.4 million at September 30, 2003. The growth in the commercial division’s portfolio was due primarily to the addition of three experienced commercial loan officers during fiscal 2004. At June 30, 2005, we had commercial checking and money market accounts of $37.1 million, which represented more than $8 million growth in core business deposits, not including the runoff of a $39 million short-term money market deposit from a single customer. The runoff of the short-term money market account was due to a customer reinvesting proceeds of a sales transaction. At June 30, 2005, we had two substandard commercial loans: a residential construction loan to a commercial borrower in the amount of $434,000 and a $1.7 million commercial loan on developed land. This substandard commercial loan was sold in September 2005. We have an allowance for loan losses of $1.5 million allocated to the commercial portfolio. We have no charge-off history with our commercial loan portfolio and held the $1.7 million substandard commercial loan on non-accrual at June 30, 2005. The weighted average rate on commercial loans was 6.27% at June 30, 2005, compared to 5.67% at September 30, 2004.

Home Equity Lines of Credit. Home equity lines of credit remain one of our most consistently growing interest-earning assets. Home equity loans consist primarily of revolving lines of credit secured by residential real estate. Equity line balances increased $32.9 million to $191.2 million at June 30, 2005. The equity line balances increased $69.2 million to $158.5 million at September 30, 2004 from $89.3 million at September 30, 2003. Home equity lines of credit are typically approved for qualified borrowers in conjunction with the first mortgage loan applications. The large volume of mortgage loans originated in recent years has provided many opportunities to cross-sell this product to customers, which has resulted in a consistent high growth. As a revolving line of credit, we originate the loans as a prime-based asset with low interest rate risk characteristics and attractive yields, lending stability to our net interest margin.

Home equity lines are generally governed by the same lending policies and subject to credit risk as described above for residential real estate loans. Because home equity lines of credit are generally subordinated debt to first mortgage loans, the risk of loss increases when the combined loan to value increases in relation to the value of the property. Loan balances that exceed 90% of property values are generally insured for loss through mortgage insurance up to 90% of the value of the property. At June 30, 2005, we had a balance of $267,000 of non-performing home equity loans or 0.14% of the home equity loan portfolio and had no charge-offs during the nine months ended June 30, 2005. During the year ended September 30, 2004, we had net loan losses of $15,000 on home equity loans compared to $1,500 during the year ended September 30, 2003. In addition, we had $215,000 in non-performing home equity balances or 0.14% of the home equity portfolio at September 30, 2004. The weighted average rate on home equity loans was 6.51% at June 30, 2005 compared to 5.20% at September 30, 2004.

Checking Accounts. Checking accounts are the cornerstone relationship product in retail banking. Our “Totally Free Checking” account not only supports the lowest cost source of liquidity, but also generates important fee income through fees and service charges. The balance of checking accounts increased $11.0 million, or 21.3% during the nine months ended June 30, 2005 to $62.4 million at June 30, 2005 from $51.4 million at September 30, 2004. Checking account balances increased $16.3 million to $51.5 million at September 30, 2004 from $35.2 million at September 30, 2003. The growth in checking account balances was fueled by growth in commercial checking accounts from the expanded commercial division. At September 30, 2004, the weighted average cost of checking accounts was 0.14%. Retail banking revenue was $1.8 million for the nine months ended June 30, 2005 compared to $1.7 million for the nine months ended June 30, 2004. Retail banking revenue grew 27.1% during the year ended September 30, 2004 to $2.4 million from $1.9 million for the year ended September 30, 2003. Our marketing focuses much of its resources on cross-selling checking accounts and developing new checking account relationships. We have established a consistent formula for growing fee income from “Free Checking” and have seen revenues increase from $1.3 million in fiscal 2001 to $2.4 million in fiscal 2004, primarily through an increase in clearing and honoring checks for customers who did not have sufficient funds in their checking account to allow the check to clear (“checking account overdrafts”). Overdraft checking account balances are treated as an asset on our consolidated financial statements. A fee is charged for every overdraft check. Credit risk can and does arise during the process of honoring overdraft checks. In fiscal 2004, we honored $68.4 million in overdraft checks and realized losses of $129,000. Retail banking fees are generated principally by honoring or rejecting these checks. Reserves of 50% of the balance of overdraft checks are established at the end of each quarter. Historic trends indicate most customers will eventually honor the overdraft checks; however, certain declines in market conditions could result in higher credit risk.

Money Market Deposits. Our strategic focus includes growing money market deposits as a second core liability product. The balance of money market accounts increased $8.5 million to $88.5 million at June 30, 2005 from $80.0 million at September 30, 2004. The balance of money market accounts increased $15.7 million to $80.0 million at September 30, 2004 from $64.3 million at September 30, 2003. We are in our fifth year of pursuing money market accounts as a core product and in our fourth year of a successful marketing campaign, “the Big Bertha Money Market Account”. The product carries our interest rate characteristics similar to our home equity loans and is an ideal source of funds for the growth of this line of credit portfolio. Money market accounts are generally less interest rate sensitive and more stable than CD balances. The market became very competitive in money market accounts during the last two months of the quarter ended June 30, 2005, as several banks made aggressive marketing efforts to capture this market. We have stayed disciplined in our pricing and have seen slower growth toward the end of the quarter. Many other banks’ managers have become very aggressive pricing short-term deposits as they anticipate increases in the rate environment. At June 30, 2005, money market deposits had a weighted average cost of 2.12% compared to the weighted average coupon on the home equity loan portfolio of 6.51%, yielding a net spread of 4.39%. At September 30, 2004, money market deposits had a weighted average cost of 1.42% compared to the weighted average coupon on the home equity loan portfolio of 5.21%, yielding a net spread of 3.79% on these two products.

Critical Accounting Policies

We have established various accounting policies that govern the application of U.S. generally accepted accounting principles in the preparation of our financial statements. Our significant accounting policies are described in the footnotes to the Consolidated Financial Statements contained elsewhere in this prospectus. Certain accounting policies involve significant judgments and assumptions by management that have a material impact on the carrying value of certain assets and liabilities. Management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates that could have a material impact on the carrying values of assets and liabilities and our results of operations.

We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in the preparation of the Consolidated Financial Statements. Refer to “—Credit Risk Management—Allowance for Loan Losses” and Footnote 1 to our Consolidated Financial Statements, “Summary of Significant Accounting Policies,” for a detailed description of our estimation processes and methodology related to the allowance for loan losses.

Results of Operations for the Three and Nine Months Ended June 30, 2005 and 2004

Diluted earnings per share increased $0.05 and $0.18 to $0.22 and $0.67 for the three and nine-month periods ending June 30, 2005 compared to the same periods a year ago. Net income grew 34.1% and 36.9% for the three and nine months ended June 30, 2005 to $2.0 million and $5.9 million, respectively, as we experienced increased net interest income from strong loan growth and stronger non-interest income from increases in mortgage, title policy and investment brokerage revenues.

Net Interest Income. We benefited from strong net interest income growth, which increased 28.4% to $5.4 million for the quarter ended June 30, 2005 reflecting both an increase in our retained loans and the rising interest rate environment. For the three-month period ended June 30, 2005, our retained loan portfolio increased 6.1%, or $34.7 million, to $600.6 million from $565.9 million at March 31, 2005. The average balance of the retained loan portfolio increased $152.8 million to $592.9 million for the three-month period ended June 30, 2005 from $421.9 million for the three months ended June 30, 2004. Year to date, we have experienced an annualized portfolio growth rate of 17.65%, or $90.0 million, through the nine months ended June 30, 2005.

The net interest margin for the quarter ended June 30, 2005 declined 17 basis points to 3.25% compared to the quarter ended March 31, 2005 and 10 basis points from the three months ended June 30, 2004. We experienced a 15 basis point impact on our margin during the quarter as a result of growth and repricing of CD balances, which created a duration mismatch between newly added assets and liabilities. In addition, we have seen a 10 basis point compression of margin caused by the narrowing margin of loans held for sale and a 5 basis point compression resulting from higher than normal prepayment of home equity loans, which caused early amortization of deferred costs. Offsetting these three factors, our “core deposits” consisting of $184.1 million of demand deposit, money market and passbook accounts continue to grow in value. For the nine months ended June 30, 2005 the net interest margin declined to 3.32% as compared to 3.49% for the nine months ended June 30, 2004.

The quarter was highlighted by a 22% growth in non-interest bearing checking account balances, which totaled $26.2 million at June 30, 2005. Interest bearing checking accounts declined slightly to $36.2 million resulting in combined interest and non-interest bearing accounts of $62.4 million. Our core deposits of $184.1 million had a weighted average cost of 1.12% at June 30, 2005.

Provision for Loan Losses. The provision for loan losses was $529,000 and $996,000 for the three and nine-month periods ended June 30, 2005 compared to $650,000 and $1.2 million for the three and nine-month periods ended June 30, 2004. The decrease in loss provision for the three and nine months ended June 30, 2005 was due to decreased growth in the loan portfolio compared to the same periods in 2004, offset by the increase in nonperforming loans and increased charge-offs in both periods. We had net charge-offs of $52,000 and $203,000 for the three and nine-month periods ended June 30, 2005 compared to $38,000 and $134,000 for the three and nine-month periods ended June 30, 2004.

Asset quality ratios declined during the quarter as non-performing assets increased from $3.9 million at March 31, 2005 to $6.8 million at June 30, 2005. The increase in non-performing assets included a $1.7 million commercial land development loan, which subsequently was sold in September 2005. At June 30, 2005, nonperforming loans as a percent of total loans was 0.92% compared to 0.76% at September 30, 2004.

Non-Interest Income. Mortgage revenues increased $300,000 over the prior year to $1.6 million for the three months ended June 30, 2005 compared to $1.3 million for the three months ended June 30, 2004. Year to date, mortgage revenue is up 8.5% to $4.0 million. During June 2005, we acquired a 50% interest in a joint venture with one of the largest real estate firms in the Kansas City market. Prior to the acquisition, according to RMS Information Services, which monitors recorded deeds of trusts in metropolitan communities, we were one of the top five lenders in the market. The acquisition is expected to provide us with improved efficiencies and the opportunity to expand in the Kansas City market. In part due to the acquisition, we expanded our sales staff by 25%, totaling 55 commissioned loan officers. Through nine months, these 55 loan officers have originated $833.9 million in residential loans compared to $778.2 million for the same period last year.

Title insurance policy revenue was $177,000 in fees for the quarter ended June 30, 2005 and $535,000 for the nine months ended June 30, 2005. Net pre-tax earnings from the division totaled $76,000 and $184,000 for the three and nine months ended June 30, 2005. The title company, whose activities includes researching and issuing title policies on mortgage and commercial loans operates as a division of the Bank.

Investment brokerage division revenue was $110,000 for the quarter ended June 30, 2005 and $508,000 for the nine months ended June 30, 2005. The division posted a pre-tax loss of $107,000 and $136,000 for the three and nine months ended June 30, 2005. The investment division activities consist primarily of the brokerage of bonds to other community banks, municipals and high net worth individuals. Due to the flattening yield curve, many of the division’s regular buyers of bonds are choosing not to invest in bonds until the rate environment improves. The business segment does not typically carry a portfolio in inventory.

No gain on sale of investment securities was recorded for the three and nine-month periods ending June 30, 2005, respectively, compared to none and $736,000 for the three and nine-month periods ending June 30, 2004, respectively. The prior year gain was the result of the sale of certain equity securities we held. Our investment policy allows us to purchase up to 5% ownership in other publicly traded bank and thrift holding companies. We typically purchase well-capitalized thrift stocks that are close to St. Louis and trading at a low valuation. The investments were sold at a time when we were building our emerging commercial portfolio and while the mortgage banking industry was declining.

Other income increased $62,000 to $259,000 for the three-month period ending June 30, 2005 compared to $197,000 for the three-month period ending June 30, 2004. For the nine-month period ending June 30, 2005 other income was $751,000 compared to $583,000 for nine months ended June 30, 2004. Other income consists primarily of changes in the cash surrender value of the bank-owned life insurance (“BOLI”), fee income from a correspondent bank and lease income from tenants.

Non-Interest Expense. Salaries and employee benefits expense increased $602,000 to $2.3 million for the three-month period ended June 30, 2005 from $1.7 million for the three-month period ended June 30, 2004. For the nine-month period ending June 30, 2005, salaries and employee benefits expense increased $2.2 million to $6.8 million from $4.6 million for the nine months ended June 30, 2004. Compensation expense increased due to the addition of 55 new employees since June 30, 2004. The growth of staff has come through the addition of employees to the investment, title and commercial divisions as well as audit and accounting staff related to Sarbanes-Oxley compliance.

Professional services expense increased $34,000 to $241,000 for the three-month period ended June 30, 2005 from $207,000 for the three-month period ended June 30, 2004 due to legal costs incurred for matters settled during the quarter. For the nine-month period ending June 30, 2005, professional services increased $144,000 to $689,000 from $545,000 for the nine months ended June 30, 2004. Professional services also increased due to audit expenses associated with Sarbanes-Oxley compliance.

Other expense increased $240,000 to $791,000 for the three-month period ended June 30, 2005 from $551,000 for the three-month period ended June 30, 2004 due to disposal of fixed assets of $94,000 and a reserve for loss on other assets of $50,000. For the nine-month period ending June 30, 2005, other expense increased $628,000 to $2.1 million from $1.5 million for the nine months ended June 30, 2004 due to expansion in the title company, investment brokerage, residential lending and retail banking operations.

Income Taxes. The provision for income taxes was $1.1 million for the three-month period ended June 30, 2005 compared to $883,000 for the three-month period ended June 30, 2004. For the nine-month periods, provision for income tax was $3.5 million and $2.5 million for the periods ending June 30, 2005 and June 30, 2004, respectively. The effective tax rates for the three-month periods ended June 30, 2005 and 2004 were 36.7% and 37.8%, respectively, and were 37.3% and 37.2% for the nine-month periods ended June 30, 2005 and 2004.

Additional Discussion of Financial Condition at June 30, 2005

Cash and cash equivalents increased $3.9 million, from $20.3 million at September 30, 2004 to $24.2 million at June 30, 2005. Cash balance generally runs high due to the high volume of loan sales. Twice during each business day we determine our need for cash, our ability to borrow cash and our available funds to repay short-term borrowings.

The balance of Federal Home Loan Bank advances increased $19.5 million to $174.1 million at June 30, 2005, from $154.6 million at September 30, 2004. The increase in advances was due primarily to fund the growth in the loan portfolio, which exceeded deposit growth. We are limited to 35% of our total assets in borrowing capacity from the FHLB of Des Moines, subject to sufficient collateral. At June 30, 2005, we had $109.0 million of borrowings that mature in one week or less. The weighted average rate on advances was 3.58% at June 30, 2005.

BOLI increased $3.9 million to $15.5 million at June 30, 2005 from $11.6 million at September 30, 2004. The increase was attributed to the purchase of an additional policy of $3.5 million, combined with an increase in the policies’ cash surrender value during the nine months ended June 30, 2005. The increase in cash surrender value is treated as other income and is tax-exempt. In the event the cash-surrender values of the policies were liquidated, the gains would retroactively be taxed. The BOLI policies were purchased to offset escalating costs of employee benefits.

Debt Securities—Available for sale declined $8.9 million to $589,000 at June 30, 2005. We had an $8.0 million investment mature in February 2005. We purchased the investment to pledge against a newly formed deposit relationship. After receiving the deposits, we replaced the investment as collateral pledge with secondary insurance at a cost of approximately 20 basis points on the deposits.

Debt Securities—Held to maturity increased $6.0 million to $6.0 million at June 30, 2005. We purchased the securities as collateral for pledging on both customer deposit accounts and a corporate margin account.

Trust Preferred Securities—At June 30, 2005 we had $19 million of trust preferred securities outstanding, up from $9 million outstanding at September 30, 2004.

Balances due to other banks increased $3.4 million to $17.9 million at June 30, 2005 from $14.5 million at September 30, 2004. Due to other banks is the balance of checks drawn on a correspondent bank’s checking account. On a daily basis, we settle with the correspondent bank. The balances primarily represent the checks issued to fund loans on the final business day of the month.

Total shareholders’ equity increased $5.7 million to $46.7 million at June 30, 2005 from $41.0 million at September 30, 2004. The increase was primarily attributable to net income for the nine months ended June 30, 2005 of $5.8 million, less dividends of $1.7 million and $184,000 in stock repurchases, plus $950,000 for stock options exercised and $670,000 for ESOP shares and releases.

Results of Operations for the Years Ended September 30, 2004 and 2003

Fiscal year ended September 30, 2004 was a highly successful year as we increased assets 58.9% to $637.9 million from $401.4 million at September 30, 2003. This increase consisted primarily of portfolio loans, which increased 84.4% to $510.6 million at September 30, 2004 from $276.9 million at September 30, 2003. The retained loan portfolio consists primarily of one- to four-family residential loans, home equity lines of credit and commercial loans. The loans are funded primarily through demand and time deposits and advances from the Federal Home Loan Bank.

Net income increased $84,000 to $5.9 million for the year ended September 30, 2004, compared to $5.8 million for the year ended September 30, 2003. While we established record earnings in fiscal 2004 due to increased net interest income, we had to overcome a significant hurdle due to a 46% decline in mortgage revenue, which fell to $4.6 million during the year ended September 30, 2004 from $8.5 million during the year ended September 30, 2003. In fiscal 2003, we had our best mortgage-lending year in history, originating and selling nearly $1.6 billion in mortgage loans in St. Louis and Kansas City. As an established lender in these two markets, we generated mortgage revenue of $8.5 million and net income grew to record levels in fiscal 2003.

In the fourth quarter of fiscal 2003, the strong mortgage-banking environment collapsed due to increases in interest rates. To overcome the lost revenue from the mortgage banking division, we determined to transition beyond our history as a small local thrift that specialized in mortgage lending into a growth-oriented community bank. We reformed our strategic plan to expand our commercial banking presence through recruitment and human talent acquisition and to continue expanding our retail and mortgage banking operations. At the end of fiscal 2003, we hired three experienced commercial loan officers. The commercial loan department increased its loan portfolio to more than $105.0 million at September 30, 2004 from a balance of $16.4 million at September 30, 2003 and took in more than $32 million in commercial deposits. In addition to expanding the commercial portfolio, the residential and home equity divisions continued to sell and expand their retained portfolios resulting in a net $233.7 million increase in the retained loan portfolio.

For the year ending September 30, 2004, net interest income expanded $2.3 million to $16.0 million compared to $13.7 million for the year ended September 30, 2003. During the first two quarters of fiscal 2004, we offset lost mortgage revenue through the sale of investment securities, realizing $736,000 in gains as we grew our loan portfolio. By the third quarter of fiscal 2004, we had fully replaced the lost mortgage revenue by growing net interest income primarily by increasing our average balance of interest-earning assets from $393.9 million at September 30, 2003 to $462.0 million at September 30, 2004. Our net interest margin remained unchanged at 3.47% for the year ended September 30, 2004.

Also contributing to the increase in net income was increased retail banking revenue of $509,000 to $2.4 million for the year ended September 30, 2004 compared to $1.9 million for the year ended September 30, 2003. Growth in retail banking revenues stemmed from fees associated with the continued growth of the “Free-Checking” program through marketing, sales and customer service.

For the year, loan growth outpaced deposit growth. Total deposits increased $93.2 million to $406.8 million at September 30, 2004 from $313.6 million at September 30, 2003. Demand deposit accounts, including checking, money market and passbook accounts, increased $32.9 million to $165.2 million. Demand deposit accounts at a weighted average cost of 0.81% at September 30, 2004 represent the lowest cost-funding source for the Bank. Time deposit balances also increased $60.2 million and totaled $241.6 million at September 30, 2004.

At September 30, 2004, we had $52.1 million in deposits through brokered issued certificates of deposit. Federal Home Loan Bank advances increased $123.1 million to $154.6 million at September 30, 2004 from $31.5 million at September 30, 2003, which were primarily used to support loan growth.

During the year ended September 30, 2004, our efficiency ratio remained strong despite the decline in the mortgage banking division. Our efficiency ratio in fiscal 2004 was 56.56% compared to 55.87% in fiscal 2003. The efficiency ratio is a metric that we use to measure our operating efficiency and is determined by dividing the annual non-interest expense by net interest income plus non-interest income, excluding gains from sales of securities.

On November 2, 2004, we announced the formation of our investment division. The division was formed following the hiring of five veteran management and sales personnel who have an average of 20 years experience in fixed income investment trading and sales. The business consists primarily of buying and selling bonds for community bank investment portfolio managers in Missouri, Illinois and surrounding states.

Net Interest Income. Net interest income is the difference between interest income on earning assets, such as loans and securities and the interest expense on liabilities used to fund those assets, including interest bearing deposits, FHLB advances and other borrowings. The amount of net interest income is affected by both changes in the level of interest rates and the amount and composition of earning assets and interest earning liabilities. Net interest income increased $2.3 million to $16.0 million for fiscal 2004 compared to $13.7 million for fiscal 2003. The increase was primarily due to growth in the average balance of interest earning assets, which increased $68.1 million to $462.0 million for fiscal 2004, compared to $393.9 million for fiscal 2003. The net interest margin was unchanged at 3.47% in fiscal 2004 compared to fiscal 2003.

Interest income increased $2.4 million to $23.8 million for fiscal 2004 compared to $21.4 million for fiscal 2003. During the year, the average balance of loans increased $63.3 million to $438.6 million for fiscal 2004. The average balance of loans receivable increased $137.7 million during the year, but the impact of this growth was offset by the decline in average balance of loans held for sale, which declined $74.4 million to $50.9 million for the year ended September 30, 2004. Loans held for sale declined due the overall decline in the mortgage banking industry. The yield on interest earning assets declined from 5.44% to 5.16% due to the growth of prime-based home equity and commercial loans that have lower weighted average yields but have a rate that adjusts monthly.

Interest expense increased $67,000 to $7.8 million during fiscal 2004 compared to $7.7 million for fiscal 2003. Interest expense was largely unchanged despite a $73.5 million increase in the average balance of interest bearing liabilities. Cost of interest bearing liabilities declined primarily due to a decline in the average rate paid on interest bearing liabilities, which dropped from 2.14% during fiscal 2003 to 1.79% for fiscal 2004. Increases in demand deposit balances (checking, passbook and money market account balances) and declining rates on CDs and FHLB advances lowered the weighted average cost of interest bearing liabilities. The average balance of demand deposit accounts increased $32.9 million to $165.2 million during fiscal 2004, with a weighted average cost of 0.81%. The weighted average cost of CDs and FHLB advances declined from 2.17% and 2.71% in fiscal 2003, respectively to 2.05% and 2.45% in fiscal 2004, respectively. The average rate paid on CDs and FHLB advances both declined due to the general declining rate environment of fiscal 2003, which resulted in a sustained low rate environment in fiscal 2004. In addition, we benefited from early retirement of $10.0 million of long-term debt during fiscal 2003 that lowered interest expense in fiscal 2004.

Provision for Loan Losses. The provision for loan losses totaled $1.9 million for the year ended September 30, 2004, compared to $1.5 million for the year ended September 30, 2003. The increase in the provision for loan losses during the year was due primarily to the higher balance of commercial loans, home equity lines of credit and lower credit residential loans, which carry a higher level of risk than the portfolio that existed at September 30, 2003.

Non-Interest Income. Insurance commissions increased $134,000 to $334,000 for the year ended September 30, 2004 from $200,000 for the year ended September 30, 2003. Insurance commissions stem primarily from revenue received for brokering annuity sales to insurance companies. In 2004, we bolstered our sales efforts.

Title insurance policy revenue is earned by a newly established division, which began generating revenues in the fourth quarter of 2004 and generated $134,000 in fees for the year ended September 30, 2004. The title company operates as a division of the Bank. Its activities include researching and issuing title policies on mortgage and commercial loans. During its brief operations in fiscal 2004, the division’s sales consisted primarily of selling policies to the Bank’s residential mortgage lenders in connection with the origination of their residential mortgage loans.

Gain on sale of securities increased $662,000 to $736,000 during fiscal 2004 compared to $74,000 during fiscal 2003. The increase in the gain was due to the decision to sell certain equity securities during the first two quarters of fiscal 2004. Our investment policy allows for the purchase of up to 5% ownership in publicly traded bank and thrift holding companies. We purchased well-capitalized thrift stocks that were trading at a discount to peers.

Other income increased $50,000 to $778,000 for the year ended September 30, 2004 from $728,000 for the year ended September 30, 2003. Other income consists primarily of fee income from correspondent banks, and return from changes in value of the BOLI.

Non-Interest Expense. Salaries and employee benefits expense declined $407,000 to $6.5 million during the year ended September 30, 2004 from $6.9 million during the year ended September 30, 2003. While we added employee costs for the growth in the commercial, title, home equity and retail banking divisions, the costs associated with the residential mortgage division declined. Salaries expense during fiscal 2003 was elevated due to management’s decision to accelerate the release of 41,918 shares of stock under the employee stock ownership plan, which resulted in approximately $513,000 of additional expense during the year ended September 30, 2003.

Occupancy and equipment expense increased $718,000 to $3.6 million for the year ended September 30, 2004 from $2.9 million for the year ended September 30, 2003. The increase in expense was due primarily to the fiscal 2003 mid-year additions of two bank locations and one 26,000 square foot office location adjacent to the main bank to house the residential mortgage division.

Other and early debt extinguishment expense declined $702,000 to $2.2 million during fiscal 2004 from $2.9 million in fiscal 2003. The decline was largely due to one time expense taken in 2003 for prepayment penalties on FHLB advances, which totaled $613,000.

Income Taxes. The provision for income taxes decreased from $3.9 million for the year ended September 30, 2003 to $3.5 million for the year ended September 30, 2004 due to a lower effective tax rate in fiscal 2004 of 37.3% compared to 40.1% in fiscal 2003. The decreased tax expense resulted from permanent tax differences from shares released from the ESOP. When shares are released from the ESOP, there is a permanent difference on the share release. We have booked expense at the fair-market value of the shares released but get taxable expense deductions equivalent to historic cost of the shares. There were more shares released to participants of the plan in fiscal 2003 than in fiscal 2004.

Additional Discussion on Financial Condition at September 30, 2004 and 2003

Cash and cash equivalents increased $925,000 to $19.6 million at September 30, 2004 from $18.7 million at September 30, 2003. Cash balances include overnight and fed funds investments of $4.1 million at September 30, 2004, which are funds that typically accumulate from sold loan proceeds wired from investors.

Debt securities available for sale increased $7.4 million during the year to $9.5 million at September 30, 2004 from $2.1 million at September 30, 2003. During the year, we purchased an $8.0 million investment to be used for collateral to be pledged against institutional deposits.

Federal Home Loan Bank (of Des Moines) stock increased $3.6 million to $7.5 million at September 30, 2004 from $3.9 million at September 30, 2003. Customers of the FHLB are required to hold 5% of the advances borrowed in stock. Consequently, $7.5 million of stock was required on the $154.6 million of advances from the FHLB.

Loans held for sale declined $11.9 million to $49.2 million at September 30, 2004 from $61.1 million at September 30, 2003. These balances represent loans closed in the name of the Bank, but which are committed in advance of closing to be sold to investors. Since these loans are pre-sold at a pre-determined price on a best efforts basis, the Bank is not subject to changes in the future value to be received upon delivery of these loans to investors as a result of changes in interest rates. The Bank generally receives proceeds from the sale of these loans to investors within 60 days of loan closing, and benefits from interest income while awaiting sales delivery.

Real estate acquired in settlement of loans increased $1.0 million to $1.1 million at September 30, 2004 from $35,000 at September 30, 2003. The real estate owned at year-end consisted of four residential 1-4 family properties; however two properties represented $1.0 million of the balance with each property having recently received appraisals over $500,000.

BOLI increased $4.0 million to $11.6 million at September 30, 2004 from $7.6 million at September 30, 2003. The increase was attributed to the purchase of an additional policy of $3.5 million, combined with an increase in the policies’ cash surrender value of $447,000 during the year. The increase in cash surrender value is treated as other income and is tax-exempt. In the event the cash-surrender values of the policies were liquidated, the gains would retroactively be taxed. The BOLI policies were purchased to offset escalating costs of employee benefits.

At September 30, 2004, we had other assets of $4.4 million, which consist primarily of a deferred tax asset of $3.3 million and $1.1 million of other miscellaneous receivables and prepaid expenses.

During the year ending September 30, 2004, we borrowed $4.0 million from a correspondent bank for operating needs of the holding company. At September 30, 2004, we had $3.8 million in other borrowed money. In addition, we issued $9.3 million of subordinated debt in fiscal 2004 to support the Bank’s regulatory capital levels, which had declined due to the rapid asset growth. At September 30, 2004, subordinated debt totaled $9.3 million compared to none at September 30, 2003.

Due to other banks increased $3.5 million to $14.5 million at September 30, 2004 from $11.0 million at September 30, 2003. Due to other banks represents un-remitted payments for bank and cashier checks issued on September 30, 2004, and the increase represents an increase in check activity on the final day of the fiscal year end. In the normal course of business, settlement for amounts due to other banks is made the following business day.

Total shareholders’ equity increased $4.6 million to $41.0 million at September 30, 2004 from $36.4 million at September 30, 2003. The increase was due primarily to growth in retained earnings, which was driven by net income of $5.9 million. Shareholders’ equity also increased $991,000 from tax benefits on stock options and management recognition plans, $808,000 from the exercise of stock options, $421,000 on shares released from the employee stock ownership plan, and $199,000 from amortization of management recognition plan shares. During the 2004 fiscal year, we repurchased 91,988 shares at an average cost of $17.03 for a total of $1.6 million. In addition, we paid regular dividends of $1.6 million and had an other comprehensive loss of $464,000 that reduced shareholders’ equity. Treasury stock—equity trust increased $608,000 due to stock purchases for the plan. We maintain an equity trust plan for the benefit of a select group of top-performing loan officers and other key staff outside of senior management. The shares purchased for the trust have no net impact on equity as the trustee purchased the shares from the open market using deferred commissions and other earnings, and are reflected as both an increase to treasury shares and an increase to additional paid-in capital. The shares continue to be reflected as outstanding for earnings per share calculations.

Comparison of Operating Results for The Years Ended September 30, 2003 and 2002

General. Net income for the year ended September 30, 2003 was $5.8 million compared to $4.3 million for the year ended September 30, 2002. The increase of $1.5 million was attributable to higher net interest income and non-interest income, offset by increased provision for loan losses, non-interest expense and income tax expense. Net interest income increased primarily from increases in interest earning assets, while non-interest income increased primarily as a result of higher mortgage revenues and higher retail banking fees. Non-interest expense increased in fiscal 2003 primarily due to higher operating and personnel expense related to business expansion. Income tax expense increased due to a higher level of pre-tax net income.

Interest Income. Interest income increased $3.1 million to $21.4 million for fiscal 2003 compared to $18.3 million for fiscal 2002. The increase was primarily driven by growth in the average balance of interest bearing assets, which increased $115.2 million to $393.9 million for fiscal 2003 compared to $278.7 million for fiscal 2002. The increase in average balance was offset by a decline in the weighted average yield from 6.58% in fiscal 2002 to 5.44% in fiscal 2003. The growth in the average balance and decline in yield were attributed primarily to growth and the repricing of the home equity portfolio and the residential mortgage loans held-for-sale. Interest income on loans held-for-sale increased $3.4 million to $5.9 million in fiscal 2003 compared to $2.6 million due to the growth in the average balance of loans held for sale, which increased $79.3 million over the prior year to $125.3 million. The growth in the average balance of loans held for sale was due to the increase in loans originated for sale, which increased from $767.0 million in fiscal 2002 to $1.5 billion in fiscal 2003. Interest on the home equity portfolio increased $1.1 million to $3.3 million, despite a 77 basis point decrease in yield on the portfolio, due to growth in the average balance of home equity loans, which increased from $42.1 million in fiscal 2002 to $74.0 million in fiscal 2003. Offsetting the growth in interest income on the home equity and loans held for sale portfolios were declines in interest on the residential mortgage and consumer loan portfolios, which declined $781,000 and $372,000, respectively. The decrease in interest on the residential portfolio was due primarily to an 84 basis point decline in the weighted average yield, from 7.29% to 6.45%, while interest on the consumer loan portfolio declined primarily due to a decline in the average balance of consumer loans.

Interest income on mortgage-backed securities decreased $263,000 to $387,000 in fiscal 2003 as a result of the decrease in the average balance from $9.4 million in fiscal 2002 to $5.7 million in fiscal 2003 and a slight decline in the average yield from 6.94% to 6.85%. The decrease in the average balance reflects the amortization and prepayment of older, higher rate securities. The cash proceeds were used to help fund mortgage lending.

Interest Expense. Interest expense declined $411,000 to $7.7 million for the year ended September 30, 2003 from $8.1 million for the year ended September 30, 2002. The decrease in interest expense was due to a decline in the weighted average cost of interest-bearing liabilities from 3.18% in fiscal 2002 to 2.14% in fiscal 2003, which was offset by a $105.1 million increase in the average balance of interest-bearing liabilities.

Interest expense on deposits declined $95,000 to $4.4 million for the year ended September 30, 2003 compared to $4.5 million for fiscal 2002. The decline in interest expense was due to a decline in the weighted average cost of interest bearing deposits to 1.85% for the year ended September 30, 2003 from 2.49% for the year ended September 30, 2002. The decline in weighted average cost was primarily a result of repricing of higher cost deposits at maturity and from growth in lower cost checking, money market and passbook accounts. Offsetting the decline in weighted average cost on deposits was a $57.4 million increase in the average balance of interest-bearing deposits, which increased from $181.8 million for the 2002 fiscal year to $239.2 million for the year ended September 30, 2003. The average balance of money market accounts increased $7.2 million to $49.8 million at September 30, 2003 from $42.6 million at September 30, 2002 due to the Bank’s strategy to continue to build both the number and the balances of transaction accounts. CD average balances increased $47.9 million to $168.4 million for fiscal 2003 from $120.5 million in fiscal 2002. The increase in deposits was due to customers exhibiting a preference for short-term savings investments, which led to the growth in both money market and short term CD accounts, combined with the Bank’s issuance of short-term wholesale deposits, which were used during periods of the year when cash needs were at their greatest. The weighted average rate on CDs and savings declined from 3.06% in 2002 to 2.19% for fiscal 2003.

The average balance of borrowings from the FHLB increased from $74.8 million for the year ended September 30, 2002 to $122.1 million for the year ended September 30, 2003; however, interest expense for the year declined $327,000 to $3.3 million. The decline in interest expense reflects the lower rates on renewals and new borrowings during the year, which resulted in a decline of 214 basis points in the weighted average cost of deposits from 4.85% in fiscal 2002 to 2.71% in fiscal 2003. The increase in the average balance was attributable primarily to increased funding of mortgage loan originations. During fiscal 2003, we chose to prematurely retire $10.0 million in long term, high-cost fixed rate advances.

Provision for Loan Losses. The provision for loan losses increased $476,000, from $1.0 million for fiscal 2002 to $1.5 million for fiscal 2003 due to increased nonperforming loans and higher inherent risk in our changing loan portfolio, which has been reflected in our allowance for loan loss methodology. The allowance for loan losses increased during the year from $2.6 million at September 30, 2002 to $3.9 million at September 30, 2003. The increased provision resulted in increased allowance for loan losses as a percentage of total loans to 1.13% from 0.78%; however, allowance for loan loss as a percentage of nonperforming loans decreased from 101.89% at September 30, 2002 to 91.31% at September 30, 2003. Non-performing assets increased $1.6 million to $4.1 million at September 30, 2003 from $2.5 million at September 30, 2002. The increase in non-performing assets was attributable primarily to prolonged weaknesses in the economy. Despite the increase in non-performing assets, net charge-offs declined from $302,000 during fiscal 2002 to $174,000 for fiscal 2003. The majority of charge-offs ($160,000 in 2003 and $286,000 in 2002) resulted from checking account overdrafts and the consumer loan portfolio.

Non-Interest Income. Non-interest income increased $4.2 million, or 61.1%, from $7.2 million for the year ended September 30, 2002 to $11.4 million for the year ended September 30, 2003. The increase in non-interest income was primarily the result of increased mortgage revenues of $4.0 million, increased retail banking fees of $186,000 and growth in other non-interest income of $202,000.

Mortgage revenues increased 86.9%, to $8.5 million in fiscal 2003 from $4.6 million in fiscal 2002. These revenues were generated primarily from gains on the sale of loans to investors on a servicing released basis. The volume of loans sold for the year ended September 30, 2003 totaled $1.6 billion, a 123.5% increase, from the $705.2 million sold during fiscal 2002. The higher volume of loans sold was the result of the lower interest rate environment combined with growth in Bank’s lending staff, including the addition of a residential lending office, which opened in Overland Park, Kansas at the beginning of fiscal 2003. During the year, the Overland Park office originated $244.2 million in residential loans.

Retail banking revenue increased 11.0% to $1.9 million in fiscal 2003 from $1.7 million in fiscal 2002. Retail banking revenue was generated primarily through fee income on checking account overdrafts. The growth in revenue was primarily attributed to the increase in checking accounts and the frequency of checking account overdrafts. The number of checking accounts increased from 11,421 accounts at September 30, 2002 to approximately 12,350 accounts at September 26, 2003, an 8% increase, prior to the Kansas City branch acquisition. At September 30, 2003, we had 13,812 checking accounts, including the newly acquired Kansas City accounts. The overdrafts from this activity resulted in overdraft charge-offs of $106,000 during fiscal 2003, which declined from $179,000 during fiscal 2002. The decline in charge-offs was due to a change in credit administration, which reduced the acceptable line of credit limitations on overdrafts.

Other income increased from $591,000 for fiscal 2002 to $728,000 during the year ended September 30, 2003. The increase primarily resulted from an increase in dividend income on equity investments and fee income from a correspondent bank.

Non-Interest Expense. Non-interest expense increased $4.3 million to $14.0 million for the year ended September 30, 2003 compared to $9.7 million for the year ended September 30, 2002. The increased expense resulted primarily from increases of $1.8 million in salaries expense, $1.3 million in other expense and $1.0 million increase in occupancy, equipment and data processing expenses.

Compensation expense increased $1.8 million to $6.9 million for the year ended September 30, 2003 compared to $5.1 million in the year ended September 30, 2002. The increase in compensation expense was largely related to the opening of two new retail bank locations and the Overland Park lending office that combined with other areas of business expansion resulted in the addition of 80 employees, bringing the total to 255 at September 30, 2003. In addition, compensation expenses also rose due to management’s decision to accelerate the release of 41,918 additional shares of stock under the employee stock ownership plan, which resulted in approximately $513,000 of additional expense during the year. The release of additional shares both rewarded employees for a strong performance and reduced the future obligation of the plan. Also contributing to increased costs were higher health insurance costs. Additionally, we experienced significantly higher salaries and commission expenses during fiscal 2003 due to additions to mortgage staff and a significantly higher lending volume. However, these additional costs were partially offset by increased deferred origination expenses in accordance with the provisions of Statements of Financial Accounting Standards (SFAS) No.91—Accounting for Nonrefundable Fees and Costs Associated with Origination or Acquiring Loans and Initial Direct Costs of Leases.

Occupancy and equipment expense increased 53% to $2.9 million from $1.9 million largely due primarily to increases in depreciation on furniture and fixtures of $321,000, increased data processing expense of $290,000 as well as increased costs on taxes, repairs and maintenance, rent and utilities. The growth in the occupancy and equipment related expenses relate to the opening of the two new bank locations, the new lending location in Overland Park and the remodeling and system upgrades throughout the rest of the organization.

Early debt extinguishment expense relates to expense due to termination of Federal Home Loan Bank advances. The fees related to the early termination of Federal Home Loan Bank advances are expected to be non-recurring charges related to the early termination of $10.0 million in fixed rate advances from the FHLB, which will result in future benefits through reduced interest expense through 2005.

Other expense increased 45.1% to $2.2 million for the year ended September 30, 2003 compared to $1.5 million for the year ended September 30, 2002 due to ordinary business losses of $291,000 and increased postage, supplies, and courier fees from a higher volume of mortgage and home equity lending. The business losses are primarily attributed to uncollected receivables and burglary loss.

Income Taxes. The provision for income taxes increased from $2.4 million for the year ended September 30, 2002 to $3.9 million for the year ended September 30, 2003. The increased tax expense resulted from increased pre-tax net income as well as permanent tax differences on the 72,950 shares released from the ESOP, which resulted in increasing the effective tax rate from 36.6% for fiscal 2002 to 40.1% for fiscal 2003. The permanent difference on the share release is affected by the difference between the fair-market value and the historic value of the shares released from the plan.

Credit Risk Management

Non-Performing Assets. Total non-performing assets increased $1.5 million from $5.3 million at September 30, 2004 to $6.8 million at June 30, 2005. The increase in non-performing assets was primarily due to a $1.7 million commercial land loan, which was sold in September 2005 for a minimal gain, offset by a decline in real estate acquired in settlement of loans from $1.1 million at September 30, 2004 to $385,000 at June 30, 2005. At September 30, 2004, nonperforming assets totaled $5.3 million. At June 30, 2005, nonperforming loans as a percent of total loans was 0.92% compared to 0.76% at September 30, 2004. The allowance for loan losses was 98.9% of non-performing loans at June 30, 2005 compared to 130.6% at September 30, 2004. Loans that were 90 days or more past due and still accruing were $3.7 million at June 30, 2005. Total non-performing assets increased $1.0 million from $4.3 million at September 30, 2003 to $5.3 million at September 30, 2004. This increase in non-performing assets was due primarily to an increase in real estate acquired in settlement of loans, which increased $1.0 million during the 2004 fiscal year. At September 30, 2004, real estate owned consisted of four residential properties, which are carried at the lower amount of appraised value less selling costs. The allowance for loan losses increased $1.7 million to $5.6 million at September 30, 2004 from $3.9 million at September 30, 2003. The allowance as a percentage of non-performing loans increased from 91.3% at September 30, 2003 to 130.6% at September 30, 2004, while the allowance as a percentage of total loans decreased from 1.13% at September 30, 2003 to 0.99% at September 30, 2004. Loans that were 90 days or more past due and still accruing were $3.7 million and $3.8 million at September 30, 2004 and 2003, respectively.

The Bank sold a pool of $2.5 million in non-performing residential loans at approximately par value during the quarter ended March 31, 2004. The Bank wrote off approximately $77,000 in accrued interest lost at time of sale.

The following table sets forth information with respect to our non-performing assets at the dates indicated.

	At June 30, 2005	At September 30,
		2004	2003	2002	2001	2000
	(Dollars in thousands)
Loans accounted for on a non-accrual basis:
Commercial and industrial	$—	$—	$—	$—	$—	$—
Real estate construction and development	334	—	—	—	—	—
Residential real estate	439	370	264	303	173	314
Commercial real estate	1,720	—	—	—	—	—
Consumer and other	107	159	202	120	173	101

Total	2,600	529	466	423	346	415

Accruing loans which are contractually past due 90 days or more:
Commercial and industrial	—	—	—	—	—	—
Real estate construction and development	—	—	—	—	—	—
Residential real estate	3,384	3,495	3,550	1,920	1,935	1,297
Commercial real estate	—	—	—	—	—	—
Consumer and other	384	247	181	156	158	217

Total	3,768	3,742	3,731	2,076	2,093	1,514

Troubled debt restructurings	—	—	37	7	222	158

Non-performing loans (1)	6,368	4,271	4,234	2,506	2,661	2,087
Real estate owned (net)	385	1,068	35	—	—	28
Other non-performing assets	—	7	14	8	—	7

Total non-performing assets	$6,753	$5,346	$4,283	$2,514	$2,661	$2,122

Total non-performing loans as a percentage of net loans	0.92%	0.76%	1.24%	0.77%	1.10%	0.93%
Total non-performing loans as a percentage of total assets	0.83%	0.67%	1.05%	0.68%	0.92%	0.74%
Total non-performing assets as a percentage of total assets	0.88%	0.84%	1.07%	0.68%	0.92%	075%

(1)	Includes $924,000, $848,000, $654,000, $288,000, $684,000, and $444,000 of FHA/VA loans at June 30, 2005, and September 30, 2004, 2003, 2002, 2001 and 2000, respectively, the principal and interest payments on which are fully insured.

Interest income that would have been recorded for the nine months ended June 30, 2005 had non-accruing loans been current according to their original terms was $7,000. The amount of interest related to these loans included in interest income was $1,000. Interest income that would have been recorded for the years ended September 30, 2004 and September 30, 2003, had non-accruing loans been current according to their original terms amounted to $16,000 and $42,000, respectively. The amount of interest related to these loans included in interest income was $13,000 for the year ended September 30, 2004 and $27,000 for the year ended September 30, 2003.

Allowance for Loan Losses

The provision for loan losses is determined by management as the amount to bring the allowance for loan losses to a level that is considered adequate to absorb probable losses inherent in the loan portfolio. The allowance for loan losses is a critical accounting estimate reported within the consolidated financial statements. The allowance is based upon quarterly management estimates of expected losses inherent in the loan portfolio. Management estimates are determined by quantifying certain risks in the portfolio that are affected primarily by changes in the nature and volume of the portfolio combined with an analysis of past-due and classified loans, but can also be affected by the following factors: changes in lending policies and procedures, including underwriting standards and collections, charge-off and recovery practices, changes in national and local economic conditions and developments, and changes in the experience, ability, and depth of lending management staff.

Because management adheres to specific loan underwriting guidelines focusing primarily on residential and commercial real estate and home equity loans secured by one- to four-family and commercial properties, our average annual historical loan loss experience from September 30, 2000 through June 30, 2005 has been low at $189,000. While the losses have increased slightly over the last five years, the balance of the allowance has increased dramatically, almost doubling in the last two fiscal years. The growth in the allowance for loan losses was due to an increase in risk in the loan portfolio. We were historically a lender of only one- to four-family conforming residential loans. Today, we have expanded our loan portfolio to include higher risk home equity, commercial and construction loans. Because much of our loan portfolio is collateralized by real properties, losses occur more frequently when property values are declining and borrowers are losing equity in our collateral. At present, the property values in our lending areas have been stable and appreciating.

The following assessments are performed quarterly in accordance with our allowance for loan losses methodology:

Homogeneous residential mortgage loans are given one of five standard risk ratings at the time of origination. The risk ratings are assigned through the use of a credit scoring model, which assesses credit risk determinants from the borrower’s credit history, the loan-to-value ratio, the affordability ratios or other personal history. Five-year historical loss rates and industry data for each credit rating are used to determine the appropriate allocation percentage for each loan grade. Commercial real estate, consumer and home equity loans are assigned standard risk weightings that determine the allocation percentage.

When commercial real estate loans are over 30 days delinquent or residential, consumer and home equity loans are over 90 days past due, they are evaluated individually for impairment. Additionally, loans that demonstrate credit weaknesses that may impact the borrower’s ability to repay or the value of the collateral are also reviewed individually for impairment. We consider a loan to be impaired when management believes it will be unable to collect all principal and interest due according to the contractual terms of the loan. If a loan is impaired, we record a loss valuation equal to the excess of the loan’s carrying value over the present value of estimated future cash flows or the fair value of collateral if the loan is collateral dependent.

The allowance for loan losses includes an unallocated allowance to provide for conditions that cannot be directly measured in our methodology. This unallocated allowance provides for our exposure to inherent but undetected losses in the portfolio.

Our methodology includes factors that allow us to adjust our estimates of losses based on the most recent information available. Historic loss rates used to determine allowance provisions are adjusted to reflect the impact of current conditions, including actual collection and charge-off experience. No assurances, however, can be given as to future loan loss levels.

The following table sets forth an analysis of the Bank’s allowance for loan losses for the periods indicated.

	Nine Months Ended June 30, 2005	Year Ended September 30,
		2004	2003	2002	2001	2000
	(Dollars in thousands)
Allowance at beginning of period	$5,579	$3,866	$2,553	$1,844	$1,366	$986
Provisions for loan losses	996	1,934	1,487	1,011	752	499
Charge-offs:
Commercial and industrial	—	—	—	—	—	—
Real estate construction and development	—	—	—	—	—	—
Residential real estate	49	73	26	34	20	10
Consumer and other	158	161	160	286	255	123

Total charge-offs	207	234	186	320	275	133
Recoveries	4	13	12	18	1	14

Net charge-offs	203	221	174	302	274	119

Sale of retained loans	74	—	—	—	—	—

Allowance at end of period	$6,298	$5,579	$3,866	$2,553	$1,844	$1,366

Allowance for loan losses as a percentage of total loans outstanding at the end of the period	0.91%	0.99%	1.13%	0.78%	0.76%	0.61%
Net charge-offs as a percentage of average loans outstanding during the period	0.04%	0.05%	0.05%	0.12%	0.12%	0.06%
Allowance for loan losses as a percentage of non-performing loans	98.90%	134.64%	91.31%	101.89%	69.30%	65.45%

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	At June 30, 2005		At September 30,
			2004		2003		2002		2001		2000
	Amount	Percent of Loans In Each Category To Total	Amount	Percent of Loans In Each Category To Total	Amount	Percent of Loans In Each Category To Total	Amount	Percent of Loans In Each Category To Total	Amount	Percent of Loans In Each Category To Total	Amount	Percent of Loans In Each Category To Total
Commercial and industrial	$234	4.07%	$219	4.24%	$—	—%	$—	—%	$—	—%	$—	—%
Residential real estate	2,478	43.43%	2,248	49.44%	1,788	60.74%	1,348	69.85%	1,237	79.38%	917	82.20%
Real estate construction and development	497	6.99%	448	6.58%	185	4.44%	—	—%	—	—%	—	—%
Commercial real estate	756	13.71%	335	8.53%	382	1.66%	118	3.44%	—	—%	—	—%
Consumer and other	2,333	31.80%	2,329	31.21%	1,511	33.16%	1,087	26.71%	607	20.62%	369	17.80%
Unallocated	—	—%	—	—%	—	—%	—	—%	—	—%	80	—%

Total allowance for loan losses	$6,298	100.00%	$5,579	100.00%	$3,866	100.00%	$2,553	100.00%	$1,844	100.00%	$1,366	100.00%

Market Risk Analysis

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments or other assets due to changes in interest rates, currency exchange rates, or equity prices. Interest rate risk is our primary market risk and results from timing differences in the repricing of assets and liabilities, changes in relationship between rate indices, and the potential exercise of explicit or embedded options will be realized.

Asset Liability Management Committee. Select members of management meet together on no less than a monthly basis with the primary goal of maximizing net interest income of present and future cash flows through product and pricing analysis. A central function of this committee is the management of interest rate risk. The committee monitors interest rate risk through the use two different financial models: an internal financial model that measures interest rate risk through earnings simulation and the Office of Thrift Supervision (“OTS”) generated interest rate sensitivity analysis reports, which measures interest rate risk by computing changes in the net portfolio value (“NPV”) of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates.

Both models are highly assumption dependent and change regularly as the balance sheet and business mix evolve; however, taken together they represent a reasonably comprehensive view of the magnitude of interest rate risk on both current and future streams of cash flows. Assumptions of the earnings at risk model are maintained and determined by management; however, assumptions of the OTS generated NPV reports are determined by the OTS. Still, both models assume parallel shifts in the yield curve.

Net income is affected by changes in the level of interest rates, the shape of the yield curve and the general market pressures from competition that affect current market rates at the time of simulation. Certain indexes also do not always move uniformly, creating certain disunities between indices, e.g., the spread between a 30-day prime based asset and a 30-day FHLB advance rate may not have a uniform spread throughout time. The earnings model projects changes in net income caused by the effect of changes in interest rates on interest-earning assets and liabilities. Simulation results are measured as a percentage change in net income compared to the static rate scenario. The model considers growth and declines in volume with prepayment assumptions as well as rate changes. Rate changes are modeled gradually over a 12-month period, referred to as a “rate ramp.” The earnings simulation model excludes the changes of non-interest income and expense as well as changes due to tax rates. At June 30, 2005, net income simulation showed an earnings at risk of (3.93)% change in a +200 basis point ramped rising rate environment compared to (2.11)% at September 30, 2004. The projected decrease in net income is within the ALCO guideline of 10%. The increase in liability sensitivity was due in part to three and five-year ARM products in the Bank’s retained portfolio having longer durations in higher interest rate environments. As interest rates have shifted higher, management has lowered prepayment assumptions for the retained portfolio, causing certain assets to have longer expected durations.

	At June 30, 2005 Net Income Simulation	At September 30, 2004 Net Income Simulation	At September 30, 2003 Net Income Simulation
+300 bp Ramp	(6.06)%	(3.30)%	1.28%
+200 bp Ramp	(3.93)%	(2.11)%	0.93%
+100 bp Ramp	(1.91)%	(1.01)%	0.47%
Static	0.00%	0.00%	0.00%
-100 bp Ramp	1.81%	1.15%	(0.38)%
-200 bp Ramp	3.52%	2.33%	N/A
-300 bp Ramp	5.13%	N/A	N/A

In addition to the earnings at risk model, we use an interest rate sensitivity analysis developed by the OTS to measure our interest rate risk by computing changes in the NPV of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. NPV represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or decrease in market interest rates with no effect given to any steps that management might take to counter the effect of that interest rate movement. Using data compiled by the OTS, we received the report set forth below, which measures interest rate risk by modeling the change in NPV over a variety of interest rate scenarios. The assets and liabilities of Pulaski Financial Corp. are not included in this analysis. This procedure for measuring interest rate risk was developed by the OTS to replace the “gap” analysis (the difference between interest-earning assets and interest-bearing liabilities that mature or reprice within a specific time period).

Change in Interest Rate	June 30, 2005 Estimated Change in Net Portfolio Value	September 30, 2004 Estimated Change in Net Portfolio Value	September 30, 2003 Estimated Change in Net Portfolio Value
	(In thousands)
300 basis point rise	$(3,887)	$(8,506)	$(479)
200 basis point rise	(1,331)	(4,111)	513
100 basis point rise	40	(1,171)	823
Base scenario	—	—	—
-100 basis point decline	(1,697)	(953)	(1,508)
-200 basis point decline	(4,796)	N/A	N/A

The preceding table indicates that at June 30, 2005, in the event of an increase in prevailing market interest rates of 200 basis points, our NPV would be expected to decline by $1.3 million, which equals 1.0% of our static net portfolio valuation of $90.5 million. In the event of a sudden and sustained decrease in prevailing market interest rates, our NPV would be expected to also decrease.

The following table presents our financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments’ fair values at September 30, 2004. Expected maturities use certain assumptions based on historical experience and other data available to management.

	Weighted Average Rate	Within One Year	One Year to Three Years	After Three Years to Five Years	After Five Years to Ten Years	Beyond Ten Years	Carrying Value Total	Fair Value
	(Dollars in thousands)
Interest Sensitive Assets:
Loans receivable—net (1)	5.67%	$307,003	$102,031	$62,355	$11,388	$27,827	$510,584	$515,582
Loans held for sale—net (2)	5.60	49,152	—	—	—	—	49,152	49,973
Mortgage-backed securities— HTM	8.07	194	2	63	15	590	864	944
Mortgage-backed securities— AFS	4.54	—	—	340	4,361	1,009	5,710	5,710
Debt securities—HTM	1.71	715	—	—	—	—	715	711
Debt securities—AFS	2.36	9,224	—	—	—	279	9,503	9,503
FHLB stock	2.25	7,538	—	—	—	—	7,538	7,538
Fed Funds/Overnight Deposits	1.83	4,114	—	—	—	—	4,114	4,114

Total interest sensitive assets		$377,940	$102,033	$62,738	$15,764	$29,705	$588,180	$594,075

Interest Sensitive Liabilities:
Checking account and money market (3)	1.05%	$115,250	$—	$—	$—	$—	$115,250	$115,250
Savings accounts	0.35	33,702	—	—	—	—	33,702	33,702
Certificate accounts	2.05	164,621	70,910	6,067	42	—	241,640	241,640
Other borrowed money	3.50	340	3,490	—	—	—	3,830	3,830
Subordinated debt	3.90	—	—	—	—	$9,279	9,279	9,279
FHLB advances	2.53	137,500	15,000	2,100	—	—	154,600	154,953

Total interest sensitive liabilities		$451,413	$89,400	$8,167	$42	$9,279	$558,301	558,654

	Weighted Average Rate	Within One Year	One Year to Three Years	After Three Years to Five Years	After Five Years to Ten Years	Beyond Ten Years	Carrying Value Total	Fair Value
	(Dollars in thousands)
Off Balance Sheet Items:
Operating leases		$266	$512	$165	$—	$—	$943	$943

Commitments to extend credit	5.84%	$109,331
Unused lines of credit— residential		181,684
Unused lines of credit— commercial		3,262

(1)	Includes non-accrual loans.
(2)	Maturity reflects expected contracted sales to investors.
(3)	Excludes non-interest bearing checking accounts of $16.2 million.

Liquidity Risk

Liquidity risk arises from the possibility we may not be able to satisfy current or future financial commitments, or may become unduly reliant on alternative funding sources. The objective of liquidity risk management is to ensure that the cash flow requirements of the depositors and borrowers as well as our operating cash needs are met. The ALCO committee meets regularly to consider the operating needs of the organization. Projected cash flows are prepared for a rolling 180-day period, with significant shortfalls in core deposit products examined and wholesale funding decisions made. Funds are available from a number of sources, including core deposits, Federal Home Loan Bank advances, brokered funds, other borrowings and portfolio loan sales.

We maintain adequate levels of liquidity to ensure the availability of funds to satisfy loan commitments and deposit withdrawals. At June 30, 2005, the Bank had outstanding commitments to originate loans of $150.8 million and commitments to sell loans on a best efforts basis of $186.4 million. At the same date, certificates of deposit that were scheduled to mature in one year or less totaled $239.1 million. At September 30, 2004, we had outstanding firm commitments to originate loans of $109.3 million, to sell loans on a best-efforts basis of $108.3 million and to fulfill commitments under unused home equity lines of credit of $184.9 million. At September 30, 2004, certificates of deposit scheduled to mature in one year or less totaled $164.6 million. Based upon historical experience, management believes the majority of maturing certificates of deposit will remain with us.

If we require funds beyond our ability to generate them internally, we have the ability to borrow funds from the FHLB equal to 40% of our total assets subject to collateral verification. Under a blanket agreement, we assign all investments in FHLB stock, all qualifying first residential mortgage loans and all loans held for sale as collateral to secure the amounts borrowed. At June 30, 2005, the Bank had approximately $268.7 million in available borrowing authority under the above-mentioned arrangement, $174.1 million of which had been borrowed in advances from the FHLB. We have an additional $12.0 million in unused liquidity through a line of credit with a correspondent bank. In addition, as long as we maintain a “well capitalized” position, we can issue deposits through a nationally brokered market. Broker deposits offer the advantage of large blocks of liquidity at a lower cost. At June 30, 2005, we had approximately $141.6 million in brokered certificates of deposit.

Our principal sources of funds are customer deposits, proceeds from loan sales and loan repayments, FHLB borrowings and maturity and principal payment of securities.

Operating activities provided a net $17.0 million in cash liquidity, stemming primarily from net loans originated for sale less gains on sale, which totaled $12.0 million for the year ending September 30, 2004. During the nine months ended June 30, 2005, net cash used in operating activities consisted of $704.9 million in origination of loans for sale, $3.3 million of gain on sales, and provided proceeds of cash of $673.8 million from loan sales.

Our primary investing activity is originating loans. During the nine months ended June 30, 2005, cash used in investing activities included $102.7 million in net loan originations, $3.1 million in net additions to premises and equipment, $16.3 million in purchases of securities and Bank-owned life insurance, which was offset by $14.2 million from sale and maturity of other securities, $1.2 million principal payments on mortgage backed securities and $9.4 million proceeds from sale of second mortgage residential loans. For the year ending September 30, 2004, cash used in investing activities included $241.0 million in net loan originations, $1.5 million in net additions to premises and equipment, $21.9 million in purchases of securities and FHLB stock, which was offset by $12.7 million from sale and maturity of other securities and $2.2 million principal payments on mortgage-backed securities.

At the holding company level, we use cash to pay dividends to shareholders, repurchase common stock and make selected investments and service our subordinated and senior debt. The main sources of funding for the holding company include dividends from the Bank and dividends and capital gains from equity securities.

Capital Resources

Pulaski Financial is not subject to any separate regulatory capital requirements. The Bank is required to maintain specific minimum amounts of capital pursuant to OTS regulations. The OTS minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders’ equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted assets. The risk-based capital requirement provides for the maintenance of core capital plus a portion of unallocated loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Bank multiplies the value of each asset on its balance sheet by a defined risk-weighting factor (e.g., one- to four-family conventional residential loans carry a risk-weighting factor of 50%).

At June 30, 2005, the Bank’s tangible capital totaled $65.2 million, or 8.49% of adjusted total assets, which exceeded the minimum 1.5% requirement by $53.7 million, or 6.99%. The Bank’s risk-based capital totaled $71.3 million, or 11.42% of risk-weighted assets, which is $21.3 million, or 3.42% above the 8.0% fully phased-in requirement. The Bank’s core capital totaled $65.2 million or 8.49% of adjusted assets, which exceeded the minimum 4% requirement by $34.5 million or 4.49%.

At September 30, 2004, the Bank’s tangible capital totaled $51.7 million, or 8.14% of adjusted total assets, which exceeded the minimum 1.5% requirement by $42.2 million, or 6.64%. The Bank’s risk-based capital at that date totaled $57.1 million, or 11.46% of risk-weighted assets, which is $17.3 million, or 3.46% above the 8.0% fully phased-in requirement. The Bank’s core capital at that date totaled $51.7 million or 8.14% of average assets, which exceeded the minimum 4% requirement by $26.3 million or 4.14%.

Effect of Inflation and Changing Prices

The consolidated financial statements and related financial data presented herein have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution’s performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Additional Financial and Statistical Data

Average Balance Sheets. The following tables sets forth information regarding average daily balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities, resultant yields, interest rate spread, net interest margin, and ratio of average interest-earning assets to average interest-bearing liabilities for the periods indicated.

	Nine Months Ended June 30, 2005			Nine Months Ended June 30, 2004
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in thousands)
Interest-earning assets:
Loans receivable	$610,756	$26,075	5.69%	$408,176	$16,054	5.24%
Investment securities	7,465	143	2.55%	1,895	92	6.47%
Mortgage-backed securities	5,913	214	4.82%	8,071	306	5.06%
FHLB stock	8,019	207	3.44%	4,518	67	1.98%
Other	4,957	91	2.46%	5,675	41	0.98%

Total interest-earning assets	637,110	26,730	5.59%	428,335	16,560	5.16%
Non-interest-earning assets	45,500			36,290

Total assets	$682,610			$464,625

Interest-bearing liabilities:
Deposits	$427,952	$6,398	1.99%	$315,715	$3,668	1.55%
FHLB advances	156,679	3,690	3.14%	83,026	1,537	2.47%
Other borrowed money	3,744	126	4.50%	1,854	42	3.02%
Subordinated debentures	16,757	632	5.03%	3,148	95	4.02%

Total interest-bearing liabilities	605,132	10,846	2.39%	403,743	5,342	1.76%
Non-interest bearing liabilities	32,937			22,343
Shareholders’ equity	44,541			38,539

Total liabilities and shareholders’ equity	$682,610			$464,625

Net interest income		$15,844			$11,218

Interest rate spread			3.20%			3.40%
Net interest margin			3.32%			3.49%
Ratio of average interest-earning assets to average interest-bearing liabilities		105.28%			106.09%

	Year Ended September 30,
	2004			2003			2002
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in thousands)
Interest-earning assets:
Federal funds sold and overnight deposits	$5,254	$56	1.07%	$2,913	$29	1.00%	$1,761	$31	1.76%
Debt securities	5,275	190	3.60%	3,021	177	5.86%	3,158	193	6.11%
Mortgage-backed securities	7,749	390	5.03%	5,561	387	6.85%	9,365	650	6.94%
FHLB stock	5,073	107	2.11%	7,031	211	3.00%	4,667	146	3.13%
Loans receivable (1)	387,670	20,454	5.28%	250,002	14,676	5.87%	213,780	14,733	6.89%
Loans held for sale	50,947	2,635	5.17%	125,327	5,945	4.74%	45,966	2,588	5.63%

Total interest-earning assets	461,968	23,832	5.16%	393,945	21,425	5.44%	278,697	18,341	6.58%
Non-interest-earning assets	35,611			24,547			24,032

Total assets	$497,579			$418,492			$302,729

Interest-bearing liabilities:
Total deposits (2)	$332,025	$5,197	1.57%	$239,190	$4,425	1.85%	$181,754	$4,520	2.48%
FHLB advances	96,023	2,350	2.45%	122,084	3,303	2.71%	74,780	3,630	4.85%
Note payable	2,372	76	3.20%	312	10	3.21%	—	—	—
Subordinated debentures	4,689	183	3.90%	—	—	—	—	—	—

Total interest-bearing liabilities	435,109	7,806	1.79%	361,586	7,738	2.14%	256,534	8,150	3.18%
Non-interest bearing liabilities	24,253			21,619			14,585
Shareholders’ equity	38,217			35,287			31,610

Total liabilities and shareholders’ equity	$497,579			$418,492			$302,729

Net interest income		$16,026			$13,687			$10,191

Interest rate spread (3)			3.37%			3.30%			3.40%
Net interest margin (4)			3.47%			3.47%			3.66%
Ratio of average interest-earning assets to average interest-bearing liabilities		106.17%			108.95%			108.64%

(1)	Includes non-accrual loans with an average balance of $366,000, $317,000 and $331,000 for the fiscal years ended September 30, 2004, 2003 and 2002, respectively.
(2)	Excluded non-interest-bearing deposits with an average balance of $16.2 million, $9.3 million and $5.9 million for the fiscal years ended 2004, 2003 and 2002, respectively.
(3)	Yield on interest-earning assets less cost of interest-bearing liabilities.
(4)	Net interest income divided by average interest-earning assets.

Rate Volume Analysis. The following table sets forth the effects of changing rates and volumes on net interest income for the periods indicated. Information is provided with respect to (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume); (iii) changes in rate/volume (change in rate multiplied by change in volume); and (iv) the net change (the sum of the prior columns).

	Nine-Month Period Ended June 2005 Compared to 2004 Increase (Decrease) Due to				2004 Compared to 2003 Increase (Decrease) Due to
	Rate	Volume	Rate/ Volume	Net	Rate	Volume	Rate/ Volume	Net
	(In thousands)
Interest-earning assets:
Total net loans	$1,372	$7,968	$681	$10,021	$(864)	$3,477	$(146)	$2,467
Debt securities	(56)	270	(163)	51	(68)	132	(51)	13
FHLB stock	50	52	38	140	(62)	(59)	17	(104)
Mortgage-backed securities	(14)	(82)	4	(92)	(103)	144	(38)	3
Federal funds sold/overnight deposits	63	(5)	(8)	50	1	23	2	26

Total net change in income on interest-earning assets	1,415	8,203	552	10,170	(1096)	3,717	(216)	2,405

Interest bearing liabilities:
Interest-bearing deposits	1,052	1,304	374	2,730	(682)	1,718	(264)	772
Subordinated debt	23	411	103	537	—	—	183	183
FHLB advances/note payable	419	1,363	371	2,153	(296)	(650)	58	(888)

Total net change in expense on interest-bearing liabilities	1,514	3,121	869	5,504	(978)	1,068	(23)	67

Net change in net interest income	$(99)	$5,082	$(317)	$4,666	$(118)	$2,649	$(193)	$2,338

	2003 Compared to 2002 Increase (Decrease) Due to
	Rate	Volume	Rate/ Volume	Net
	(In thousands)
Interest-earning assets:
Total net loans	$(3,050)	$7,708	$(1,357)	$3,301
Debt securities	(8)	(8)	—	(16)
FHLB stock	(146)	(146)	146	(146)
Mortgage-backed securities	(9)	(258)	4	(263)
Federal funds sold/overnight deposits	(13)	20	(9)	(2)

Total net change in income on interest-earning assets	(3,226)	7,316	(1,216)	2,874

Interest bearing liabilities:
Interest-bearing deposits	(1,158)	1,429	(365)	(94)
Subordinated debt	—	—	—	—
FHLB advances/note payable	(1,605)	2,311	(1,023)	(317)

Total net change in expense on interest-bearing liabilities	(2,763)	3,740	(1,388)	(411)

Net change in net interest income	$(463)	3,576	$172	$3,285

Loan Portfolio. The following table sets forth the composition of our loan portfolio at the dates indicated.

	At June 30, 2005		At September 30,
			2004		2003		2002		2001		2000
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Real Estate Loans:
Residential real estate	$255,778	41.71%	$248,311	47.79%	$167,410	59.25%	$157,776	66.70%	$155,900	75.36%	$169,770	79.87%
Real estate construction and development	42,880	6.99%	34,195	6.58%	12,531	4.44%	3,656	1.55%	6,221	3.01%	3,631	1.71%
Multi-family residential real estate	10,544	1.72%	8,571	1.65%	4,205	1.49%	3,780	1.60%	697	0.34%	914	0.43%
Commercial real estate	84,051	13.71%	44,341	8.53%	4,700	1.66%	8,147	3.44%	1,409	0.68%	412	0.19%

Total real estate loans	393,253	64.14%	335,418	64.55%	188,846	66.84%	173,359	73.29%	164,227	79.39%	174,727	82.20%
Commercial and industrial	24,925	4.07%	22,038	4.24%	—	—	—	—	—	—	—	—
Consumer and other loans:
Automobile loans	1,765	0.29%	1,813	0.35%	2,592	0.92%	5,886	2.49%	12,109	5.85%	21,450	10.09%
Home equity loans	191,621	31.25%	158,462	30.50%	89,298	31.61%	55,410	23.42%	28,586	13.82%	14,396	6.75%
Other	1,596	0.26%	1,895	0.36%	1,794	0.63%	1,893	0.80%	1,956	0.94%	1,983	0.94%

Total consumer and other loans	194,982	31.80%	162,170	31.21%	93,684	33.16%	63,189	26.71%	42,651	20.61%	37,829	17.80%

Total Loans	613,160	100.00%	$519,626	100.00%	$282,530	100.00%	$236,548	100.00%	$206,878	100.00%	$212,556	100.00%

Less:
Loans in process	9,965		6,615		3,083		7,293		1,577		2,288
Unamortized loan origination cost, net of loan fees	(3,699)		(3,152)		(1,313)		(879)		(658)		(1,017)
Allowance for loan losses	6,297		5,579		3,866		2,553		1,844		1,366

Total loans receivable, net	$600,597		$510,584		$276,894		$227,581		$204,115		$209,919

The following table sets forth information at September 30, 2004 regarding the dollar amount of loans maturing during the periods indicated. Mortgage loans that have adjustable rates are shown as maturing at their next repricing date.

	Due Within One Year	Due After One Year Through Five Years	Due Beyond Five Years	Total
	(In thousands)
Commercial and industrial	$17,590	$3,345	$1,103	$22,038
Real estate construction and development	32,930	950	315	34,195
Residential real estate	72,565	148,845	35,472	256,882
Consumer and other	156,836	3,044	2,290	162,170
Commercial real estate	32,694	9,537	2,110	44,341

Total loans	$312,615	$165,721	$41,290	$519,626

The following table sets forth, as of September 30, 2004, the dollar amount of all loans due or repricing after September 30, 2005, which have fixed interest rates and have adjustable interest rates.

	Fixed	Adjustable
	(In thousands)
Commercial and industrial	$4,448	$—
Real estate construction and development	950	315
Residential real estate	67,689	116,628
Consumer and other	2,390	2,944
Commercial real estate	11,363	284

Total loans	$86,840	$120,171

Scheduled contractual principal repayments of loans generally do not reflect the actual life of such assets. The average life of loans is substantially less than their contractual terms because of prepayments. In addition, due-on-sale clauses on loans generally give the Bank the right to declare loans immediately due and payable if, among other things, the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of mortgage loans tends to increase, however, when current mortgage loan market rates are substantially higher than rates on existing mortgage loans and, conversely, decreases when rates on existing mortgage loans are substantially higher than current mortgage loan market rates.

Investment Securities. All of our debt securities and mortgage-backed securities carry market risk insofar as increases in market interest rates would generally cause a decline in their market value. They also carry prepayment risk insofar as they may be called or repaid before their stated maturity during times of low market interest rates, so that we may have to reinvest the funds at a lower interest rate. The following table sets forth the carrying value of our investment and mortgage-backed securities portfolio at the dates indicated.

	At June 30, 2005	At September 30,
		2004	2003	2002
	(In thousands)
Held to maturity at amortized cost:
Investment securities:
US Treasury and agency obligations	$5,992	$—	$—	$—

Mortgage-backed securities:
Mortgage-backed securities	$651	$784	$1,072	$1,592
CMOs	69	80	114	203

Total mortgage-backed securities	$720	$864	$1,186	$1,795

FHLB stock	$8,935	$7,538	$3,880	$5,840

	At June 30, 2005	At September 30,
		2004	2003	2002
	(In thousands)

Available for sale, at fair value:
Investment securities:
US Treasury and agency obligations	$—	$9,224	$2,086	$2,914
Other	589	279	—	—

Total investment securities	$589	$9,503	$2,086	$2,914

Mortgage-backed securities:
Fannie Mae	$4,567	$5,710	$7,675	$5,687
Equity securities	$3,700	$3,483	$4,346	$1,963

The following table sets forth the maturities and weighted average yields of the securities in our investment and mortgage-backed securities portfolios at September 30, 2004. Expected maturities of mortgage-backed securities will differ from contractual maturities due to scheduled repayments and because borrowers may have the right to call or prepay obligations with or without prepayment penalties. At September 30, 2004, our portfolio did not include any callable securities. The table does not take into consideration the effects of scheduled repayments or the effects of possible prepayments.

	Due in Less Than One Year		Due in One To Five Years		Due in Five To Ten Years		Due in Over Ten Years
	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield
	(Dollars in thousands)
Held to maturity:
Mortgage-backed securities:
Mortgage-backed securities	$—	—	$66	9.30%	$15	11.87%	$703	8.51%
CMOs	—	—	—	—	—	—	81	2.53%

Total mortgage-backed securities	$—	—	$66	9.30%	$15	11.87%	$784	7.89%

Available for sale, at fair value:
Investment securities:
US Treasury and agency obligations	$9,224	2.32%	—	—	$—	—	$—	—
Other	—	—	—	—	—	—	279	3.90%

Total investment securities	$9,224	2.32%	$—	—	$—	—	$279	3.90%

Mortgage-backed securities:
Mortgage-backed securities	$—	—	$340	5.99%	$4,361	3.82%	$1,009	7.14%

Deposits. The following table sets forth the balances (inclusive of interest credited) of deposits in the various types of accounts offered by us at the dates indicated.

	At June 30, 2005		At September 30,
			2004		2003		2002
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)
Non-interest bearing	$26,222	5.25%	$16,207	3.98%	$9,395	3.00%	$5,736	2.85%
NOW checking	36,211	7.25%	35,243	8.66%	25,848	8.24%	21,591	10.73%
Regular Savings	33,164	6.64%	33,702	8.28%	32,657	10.41%	27,539	13.68%
Money market deposit	88,497	17.71%	80,006	19.67%	64,337	20.52%	41,898	20.82%
Certificates which mature (1):
Within 1 year	239,122	47.85%	164,621	40.47%	139,595	44.51%	78,048	38.78%
After 1 year, but within 3 years	72,864	14.58%	70,910	17.43%	29,481	9.40%	18,707	9.29%
Certificate maturing thereafter	3,679	0.74%	6,109	1.50%	12,294	3.92%	7,751	3.85%

Total	$499,759	100.00%	$406,798	100.00%	$313,607	100.00%	$201,270	100.00%

(1)	At September 30, 2004, 2003 and 2002, jumbo certificates amounted to $103.2 million, $62.5 million and $28.7 million, respectively.

The following table indicates the amount of our jumbo certificates of deposit by time remaining until maturity as of June 30, 2005. Jumbo certificates of deposit represent minimum deposits of $100,000 and are not issued at premium interest rates; however, special rates are offered to “President Club” members who have deposits of $50,000 or more.

Maturity Period	Amount
(In thousands)
Three months or less	$21,241
Over 3 through 6 months	26,846
Over 6 through 12 months	27,202
Over 12 months	81,231

Total	$156,520

Borrowings. The following table sets forth certain information regarding our use of FHLB advances during the periods indicated.

	Nine Months Ended June 30, 2005	Year Ended September 30,
		2004	2003	2002
	(Dollars in thousands)
Maximum balance at any month end, during the period	$189,600	$160,500	$154,000	$116,800
Average balance, during the period	156,679	96,023	122,084	74,780
Period end balance	174,100	154,600	31,500	116,800
Weighted average interest rate:
At end of period	3.58%	2.53%	4.55%	3.44%
During the period	3.14%	2.45%	2.71%	4.85%

BUSINESS

General

We are the Missouri chartered holding company for Pulaski Bank. Our primary asset is our investment in the Bank, but we also maintain an investment securities portfolio for liquidity. We have both subordinated debt in the form of trust preferred securities and other borrowings, the proceeds from which have been injected in the Bank as capital. Accordingly, the information set forth in this prospectus, including the consolidated financial statements and related financial data, relates primarily to the Bank.

The Bank is regulated by the OTS, its primary regulator, and by the Federal Deposit Insurance Corporation (the “FDIC”), the insurer of its deposits. The Bank’s deposits are insured by the FDIC up to applicable legal limits under the Savings Association Insurance Fund. The Bank has been a member of the Federal Home Loan Bank (the “FHLB”) System since 1946.

Pulaski Bank provides an array of financial products and services for businesses and retail customers primarily through its seven full-service offices in the St. Louis metropolitan area, as indicated in the map on the inside front cover of the prospectus. Pulaski Bank is primarily engaged in attracting deposits from individuals and businesses and using these deposits, together with borrowed funds, to originate one- to four-family residential mortgage loans, home equity lines of credit, commercial real estate and commercial and industrial loans within its lending market.

Market Area

We currently conduct our business primarily in the St. Louis metropolitan area and to a lesser extent in the Kansas City metropolitan area. In the St. Louis metropolitan area, we conduct operations out of our main office and six branch offices. In the Kansas City metropolitan area, we operate out of a mortgage lending office in Johnson County, Kansas, which we opened in fiscal 2003 and a retail branch location in Kansas City, Missouri, which we acquired in fiscal 2003. On October 7, 2005, we signed a definitive agreement to sell our branch in Kansas City. Most of our depositors live in the communities surrounding our branches. Based upon FDIC data as of June 30, 2004, our total deposits ranked 19th among 134 financial institutions in the St. Louis metropolitan area, representing approximately 0.86% of the total deposits in our market.

Competition

We face intense competition attracting savings deposits (our primary source of lendable funds) and originating loans. Our most direct competition for savings deposits has historically come from commercial banks, other thrift institutions, and credit unions located in our market area. We have faced additional significant competition for investors’ funds from short-term money market securities and other corporate and government securities.

At June 30, 2004, which is the most recent date for which data is available from the Federal Deposit Insurance Corporation, we held approximately 0.86% of the deposits in the St. Louis, Missouri-Illinois Metropolitan Statistical Area, which was the 19th largest market share out of 134 financial institutions with offices in this metropolitan statistical area. In addition, banks owned by large bank holding companies such as US Bancorp, Bank of America Corporation and Union Planters Corp. also operate in our market area. These institutions are significantly larger than us and, therefore, have significantly greater resources that allow them to offer a wider variety of products and services.

Our competition for loans comes principally from other financial institutions, mortgage banking companies and mortgage brokers. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to market entry, allowed banks to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. The Gramm-Leach-Bliley Act, which permits affiliation among banks, securities firms and insurance companies also has changed the competitive environment as several non-traditional banking companies have begun collecting deposits in the metropolitan areas of St. Louis and Kansas City.

Lending Activities

Residential Mortgage Lending. The majority of our mortgage production is sold on a best efforts, flow basis, servicing released, to more than fifteen different regional and national secondary market investors. This strategy enables us to have a much larger lending capacity, provide a much more comprehensive product offering and reduce the interest rate, prepayment and credit risks associated with residential lending. This strategy also allows us to offer more competitive interest rates. Loans originated for sale are closed in our name and held in “warehouse” until they are sold to the investors, typically within 30 days. The loans held in warehouse provide an attractive asset yield because we are able to fund a longer-term asset (typically a 30 year mortgage) with low yielding, short term funds. Loan sale activity is our largest source of non-interest income.

We are a direct endorsement lender with the Federal Housing Administration (“FHA”). Consequently, our FHA-approved, direct endorsement underwriters are authorized to approve or reject FHA-insured loans up to maximum amounts established by FHA. We are also an automatic lender with the Veterans’ Administration (“VA”), which enables our designated qualified personnel to approve or reject loans on behalf of VA.

We offer a variety of adjustable-rate mortgage (“ARM”) loans. These ARM loans may be sold in the secondary market or originated for portfolio investment. The loan fees charged, interest rates and other provisions of our ARM loans are determined by us on the basis of our own pricing criteria, the composition and interest rate risk of our current loan portfolio and market conditions. Interest rates and payments on our ARM loans generally are adjusted periodically to a rate typically equal to 2.00% to 3.75% above the one-year constant maturity U.S. Treasury index. The periodic interest rate cap (the maximum amount by which the interest rate may be increased or decreased in a given period) on our ARM loans is generally 2% per adjustment period and the lifetime interest rate cap is generally 6% over the initial interest rate of the loan. We qualify the borrower based on the borrower’s ability to repay the ARM loan based on the maximum interest rate at the first adjustment in the case of one-year ARM loans, and based on the initial interest rate in the case of ARM loans that adjust after two or more years. We do not originate negative amortization loans for portfolio investment. We believe that the periodic adjustment feature of our ARM loans provides flexibility to meet competitive conditions as to initial rate concessions while preserving our return on equity objectives by limiting the duration of the initial rate concession.

Borrower demand for ARM loans versus fixed-rate mortgage loans is a function of the level of current and expected market interest rates and the difference between the initial interest rates and fees charged for each type of loan. The relative amount of fixed-rate mortgage loans and ARM loans that can be originated at any time is largely determined by the demand for each.

We require title insurance insuring the status of our lien on all of our real estate secured loans and also require that fire and extended coverage casualty insurance (and, if appropriate, flood insurance) be maintained in an amount equal to the greater of the outstanding loan balance or the full replacement cost of the dwelling.

Our lending policies generally limit the maximum loan-to-value ratio on first mortgage loans secured by owner-occupied properties to 80% of the lesser of the appraisal value or the purchase price. Typically, we will make loans in excess of that limit provided the borrower obtains mortgage insurance or the customer demonstrates sufficient credit history and ability to service the debt. In some cases, borrowers choose to obtain subordinate financing from us in order to limit the first mortgage to 80% or less. Our second mortgages, which often have high loan-to-value ratios when combined with the first mortgage on the property, are priced with enhanced yields so that we are compensated for the absence of mortgage insurance. In the cases of loans guaranteed by FHA or VA, we offer first mortgage loans with loan-to-value ratios of up to 97% and 100%, respectively.

We generally obtain appraisals on our real estate loans from outside appraisers, but, in limited instances (i.e., loan-to-value ratios less than 55%), may waive our outside appraisal requirement.

Loan Originations, Sales and Purchases. To manage our interest rate risk position, we generally sell the fixed-rate residential mortgage loans that we originate. The sale of loans in the secondary mortgage market reduces our risk that the interest rates paid on deposits will increase while we hold long-term, fixed-rate loans in our portfolio. It also allows us to continue to fund loans when deposit flows decline or funds are not otherwise available. Residential mortgage loans generally have been sold with servicing released. Gains, net of origination expense, from the sale of such loans are recorded at the time of sale. Generally a loan is committed to be sold and a price for the loan is determined at the same time the interest rate on the loan is locked in with the customer, which may be at the time the applicant applies for the loan or anytime up to the date of closing. This eliminates the risk to us that a rise in market interest rates will reduce the value of a mortgage before it can be sold.

Additionally, we generally negotiate a best efforts delivery, which minimizes any exposure from loans that do not close. Certain loans are sold on a mandatory-delivery basis. Loans sold in this manner are hedged against changes in interest rate risk through forward sales of mortgage-backed securities. Our issuance of interest rate commitments is considered a derivative investment and changes in market value are reported on our consolidated balance sheet and statement of income and comprehensive income.

Construction and Development Loans. We also originate real estate construction and development loans that consist primarily of 1-4 family residence construction loans made to both developers and retail mortgage customers. Loan disbursements are closely monitored by management to ensure funds are being used strictly for the purposes agreed upon in the loan covenants. We employ both internal staff and external title company experts to ensure loan disbursements are substantiated by regular inspections and review. Construction and development loans are similar to all residential loans in that borrowers are underwritten according to their adequacy of repayment sources at the time of approval. Unlike conventional residential lending, signs of deterioration in the customers ability to repay the loan is measured throughout the life of the loan and not just at origination or when the loan becomes past due. In most instances, loan amounts are limited to 85% of the appraised value upon completion of the construction project. Credit risk for construction and development loans arises from borrowers lacking the ability or willingness to repay the loan, or by a shortfall in the collateral value in relation the outstanding loan balance in cases of default.

Commercial Real Estate Loans. We engage in commercial real estate lending, typically through direct originations. We have expanded our commercial real estate portfolio to provide diversification and to generate assets that are sensitive to fluctuations in interest rates. Commercial real estate loans are generally prime-based floating rate loans, or short-term (1-5 year) fixed-rate loans. Our commercial loan policy limits our lending limit to 15% of our unimpaired capital plus reserves, which was $10.7 million at June 30, 2005.

Commercial and Industrial Loans. We also originate commercial and industrial loans that are secured by other property such as inventory, equipment and finished goods.

All commercial loans are evaluated for the adequacy of repayment sources at the time of approval and are regularly reviewed for any possible deterioration in the ability of the borrower to repay the loan. In most instances, collateral is required to provide an additional source of repayment in the event of default by the borrower. The structure of the collateral varies from loan to loan depending on the financial strength of the borrower, the amount and terms of the loan, and the collateral available to be pledged.

Consumer and Other Loans. Our consumer loan department makes consumer loans to residents of the metropolitan areas of St. Louis and Kansas City. These loans consist primarily of home equity lines of credit (“HELOC”), but also include automobile loans, unsecured loans, and other secured consumer goods loans.

Home equity lines of credit are secured with a deed of trust and are issued up to 100% of the appraised or assessed value of the property securing the line of credit, less the outstanding balance on the first mortgage. We generally obtain mortgage insurance for home equity loans with greater than 90% LTV. The standards under which these loans are underwritten are analogous to credit lending, rather than mortgage lending, since underwriting decisions are based primarily on the borrower’s credit history and capacity to repay rather than on the value of the collateral. Interest rates on the home equity lines of credit are adjustable and are tied to the current prime interest rate. This rate is obtained from the Wall Street Journal and adjusts on a monthly basis. Our introductory rate on HELOC loans is also the floor rate on all new originations. Interest rates are based upon the loan-to-value ratio of the property with better rates given to borrowers with more equity. Home equity lines of credit, which are secured by residential properties, are secured by stronger collateral than automobile loans and because of the adjustable rate structure, contain less interest rate risk to us. Lending up to 100% of the value of the property presents greater credit risk to us. Consequently, we limit this product to customers with a favorable credit history.

The automobile loans currently in the portfolio consist of fixed-rate loans secured by both new and used cars and light trucks. New cars are financed for a period of up to 72 months while used cars are financed for 60 months or less depending on the year and model. Collision and comprehensive insurance coverage is required on all automobile loans.

Loan Underwriting Risks.

Adjustable-Rate Loans. The retention of ARM loans in our loan portfolio helps reduce our exposure to changes in interest rates. There are, however, unquantifiable credit risks resulting from the potential of increased costs to be paid by the customer due to changed rates. During periods of rising interest rates, the risk of default on ARM loans increases as a result of repricing and the increased costs to the borrower. Furthermore, because the ARM loans we originate generally provide, as a marketing incentive, for initial rates of interest below the rates which would apply were the adjustment index used for pricing initially (discounting), these loans are theoretically subject to increased risks of default, delinquency, or prepayment. Another consideration is that although ARM loans allow us to increase the sensitivity of our asset base to changes in interest rates, the extent of this interest sensitivity is limited by the periodic and lifetime interest rate adjustment limits. Because of these considerations, we have no assurance that yields on ARM loans will be sufficient to offset increases in our cost of funds.

Second Mortgage Loans and Home Equity Lines of Credit. Second mortgage loans and home equity lines of credit generally involve greater credit risk than first mortgage loans because they are secured by mortgage loans that are subordinate to the first mortgage loan on the property. This means that if the borrower is forced into foreclosure, we will receive no proceeds from the sale of the property until the first mortgage has been completely repaid. Second mortgage loans and home equity lines of credit often have high loan-to-value ratios when combined with the first mortgage on the property. Loans with high combined loan-to-value will be more sensitive to declining property values than would those with lower combined loan-to-value ratios and, therefore, may experience a higher incidence of default and severity of losses.

Construction and Development Loans. Construction and development loans involve greater credit risks than secured residential or commercial real estate lending because loan funds are advanced upon the security of the project under construction that is of uncertain value before completion. Our risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property’s value at completion of construction or development and the estimated cost (including interest) of the construction. If the estimate of construction costs is inaccurate, we may be required to advance additional funds to complete the development. If, upon completion of the project, the estimate of the marketability of the property is inaccurate, the borrower may be unable to sell the completed project in a timely manner or obtain adequate proceeds to repay the loan. Delays in completing the project may arise from labor problems, material shortages and other unpredictable contingencies. Construction lending also typically involves higher loan principal amounts and is often concentrated with a small number of builders. In addition, during the term of a construction loan, no payment from the borrower is required since the accumulated interest is added to the principal of the loan through an interest reserve. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. Furthermore, if our estimate of value of a completed project is inaccurate, then we may be confronted with, at or prior to the maturity of the loan, a project with a value that is insufficient to assure full repayment and we may incur a loss.

Commercial Real Estate Loans. Loans secured by commercial real estate generally have larger loan balances and involve greater risks than one- to four-family residential mortgage loans because the properties securing these loan often have unpredictable cash flows and are more difficult to evaluate and monitor. Payments on loans secured by such properties are often dependent on successful management and operation of the properties. Repayment of such loans may be subject to a greater extent to adverse conditions in the real estate market or the economy. If the cash flow from the property is reduced (for example, if leases are not obtained or renewed) the borrower’s ability to repay the loan and the value of the security for the loan may be impaired. We seek to minimize these risks in a variety of ways, including limiting the size of such loans and our review of the financial condition of the borrower, the quality of the collateral and the management of the property securing the loan. We also generally obtain loan guarantees from financially capable parties. Our lending personnel or one of our agents inspects all of the properties securing our commercial real estate loans before the loan is made.

Commercial and Industrial Loans. Unlike residential mortgage loans, which generally are made on the basis of a borrower’s ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial and industrial loans are of higher risk and typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business, including, the case of loans secured by accounts receivable, the ability of the borrower to collect amounts due from its customers. There is little additional credit support provided by the borrower for most of these loans and the secondary source of repayment is based almost solely on the liquidation of the pledged collateral and the ability to collect on personal guarantees, if any. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself, which may be subject to a greater extent to adverse conditions in the economy. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise, fluctuate in value and be an insufficient source of repayment.

Consumer Loans. Consumer loans entail greater risk than residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by rapidly depreciating assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various Federal and state laws, including Federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans. Such loans may also give rise to claims and defenses by a consumer loan borrower against an assignee of such loans such as us, and a borrower may be able to assert against such assignee claims and defenses that it has against the seller of the underlying collateral.

Other Banking Operations. We also offer fixed income security trading and sales, and the sale of title insurance.

The title insurance business, which is a division of the Bank, began operations in the third quarter of fiscal 2004. The division provides traditional title insurance services and products, including owner’s policies of insurance, lender’s policies of insurance and miscellaneous title information products (e.g., letter reports). The policies are issued primarily on residential transactions; however, the division also performs certain commercial transactions. Customers of the title division consist primarily of residential mortgage customers that have been referred to the title division.

We also operate a fixed income sales division that was formed in early fiscal 2005. The division was formed following the hiring of five veteran management and sales personnel who have an average of 20 years experience in fixed income investment trading and sales. The business consists primarily of buying and selling bonds for community bank investment portfolio managers in Missouri, Illinois and surrounding states. The business will not include developing portfolio for trading for us.

Loan Marketing and Processing. Loan applicants come through direct marketing efforts by our loan officers, as well as through referrals by realtors, financial planners, previous and present customers and, to a far lesser extent, through television, Internet and print advertising promotions. All types of loans may be originated in any of our offices, though most loans are closed at our main office. Loans are serviced from our main office. Loans sold into the secondary mortgage market are generally serviced by the purchaser. Loans sold on a participation basis are serviced by us. Loan officers are compensated for their loan production based upon the dollar volume closed, as well as the gain on the sale produced.

Upon receipt of a loan application from a prospective borrower, a credit report and other data are obtained to verify specific information relating to the loan applicant’s employment, income and credit standing. An appraisal of the real estate offered as collateral is performed by a fee appraiser approved by us and licensed or certified by the State of Missouri.

The board of directors has granted loan approval authority to certain officers up to prescribed limits, depending on the officer’s experience and tenure. The President and Chief Executive Officer may approve loans up to $750,000. An internal loan committee approves loans up to $2.0 million, while all loans above this level are approved by the board of directors.

Loan applicants are promptly notified of our decision. Interest rates are subject to change if the approved loan is not closed within the time of the commitment, which usually is 60 to 90 days.

Investment Activities

The Bank is permitted under applicable law to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and state and municipal governments, deposits at the FHLB-Des Moines, certificates of deposit of federally insured institutions, certain bankers’ acceptances and federal funds. Subject to various restrictions, savings institutions may also invest a portion of their assets in commercial paper, corporate debt securities, equity securities and mutual funds. Savings institutions like the Bank are also required to maintain an investment in FHLB stock and a minimum level of liquid assets.

We maintain a portfolio of primarily U.S. Treasury and agency obligations and investment grade mortgage-backed securities in the form of Ginnie Mae, Freddie Mac and Fannie Mae participation certificates. Ginnie Mae certificates are guaranteed as to principal and interest by the full faith and credit of the United States, while Freddie Mac and Fannie Mae certificates are guaranteed by the respective agencies. Mortgage-backed securities generally entitle us to receive a pro rata portion of the cash flows from an identified pool of mortgages.

The Investment Committee, comprised of our President and Chief Executive Officer and Chief Financial Officer, determines appropriate investments in accordance with the board of directors’ approved investment policies and procedures. Investments are made following certain considerations, which include our liquidity position and anticipated cash needs and sources (which in turn include outstanding commitments, upcoming maturities, estimated deposits and anticipated loan amortization and repayments). Further, the effect that the proposed investment would have on our credit and interest rate risk, and risk-based capital is considered. The interest rate, yield, settlement date and maturity are also reviewed.

All of our debt securities and mortgage-backed securities carry market risk insofar as increases in market interest rates would generally cause a decline in their market value. They also carry prepayment risk insofar as they may be called or repaid before their stated maturity during times of low market interest rates, so that we may have to reinvest the funds at a lower interest rate.

Sources of Funds

General. Deposits, loan repayments, loan sales and FHLB borrowings are the major sources of our funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and money market conditions. Borrowings from FHLB-Des Moines, other borrowing arrangements and proceeds from the issuance of trust preferred securities, may be used to compensate for reductions in the availability of funds from other sources.

Deposit Accounts. Our depositors reside predominately in the State of Missouri. Deposits are attracted from within our market area through the offering of a broad selection of commercial and retail deposit instruments, including checking accounts, negotiable order of withdrawal (“NOW”) accounts, money market deposit accounts, regular savings accounts, certificates of deposit, retirement savings plans and treasury management services. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit, and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider current market interest rates, the pricing of competitors, our profitability, matching deposit and loan products and our customer preferences and concerns. Our Asset Liability Committee regularly reviews our deposit mix and pricing. We supplement our deposits through brokered certificates of deposit and, to a lesser extent, municipal deposits.

Borrowings. We use advances from the FHLB-Des Moines to supplement our supply of lendable funds and to meet deposit withdrawal requirements. The FHLB-Des Moines functions as a central reserve bank providing credit for savings associations and certain other member financial institutions. As a member, we are required to own capital stock in the FHLB-Des Moines and we are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the U.S. Government) provided certain creditworthiness standards have been met. Advances are made pursuant to several different credit programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based on the financial condition of the member institution and the adequacy of collateral pledged to secure the credit. The line of credit is subject to available collateral of one- to four-family residential loans, home equity loans and loans held for sale. Periodically, the FHLB performs collateral audits in order to review the quality of the collateral, which could result in reduced borrowing capacity.

Trust Preferred Securities. We have supported our continued growth through two issuances of trust preferred securities from two separate special purpose trusts that are wholly-owned subsidiaries of Pulaski Financial. At June 30, 2005, we had outstanding trust preferred securities totaling $19.0 million. Payments of the principal and interest on the trust preferred securities of these special purpose trusts are unconditionally guaranteed by Pulaski Financial. Further, the accompanying junior subordinated debentures we issued to the special purpose trusts are senior to our shares of common stock.

Personnel

As of September 30, 2005, we had the equivalent of 334.5 full-time employees. The employees are not represented by a collective bargaining unit, and we believe our relationship with our employees is good.

MANAGEMENT

Set forth below is certain information regarding the executive officers and directors of Pulaski Financial and the Bank. Unless otherwise stated, each executive officer and director has held his or her current occupation for the last five years. There are no family relationships among the executive officers and directors. Ages listed are as of September 30, 2005.

Executive Officers

William A. Donius, 47, has been president and Chief Executive Officer of Pulaski Financial and the Bank since December 1, 1997. He also is the chairman of Pulaski Financial and the Bank and a director since 1997. He previously served as senior vice president from February 1997 to December 1997; as vice president from April 1995 to February 1997, and as director of marketing from July 1992 to April 1995.

Ramsey K. Hamadi, 36, joined the Bank in 2000 and has been Chief Financial Officer of Pulaski Financial and the Bank since July 2001. Prior to assuming his current position, Mr. Hamadi served the Bank as controller since June of 2000. Prior to joining the Bank, he was an examiner at the Federal Reserve Bank of St. Louis.

Christopher K. Reichert, 41, joined the Bank in 1999 and has served as Executive Vice President of Pulaski Financial and the Bank since January of 2001. He is also a director since 2004. Prior to his current position, Mr. Reichert was senior vice president of lending. Previously, he was vice president of mortgage production at Mercantile Bank in St. Louis.

Brian Bjorkman, 34, president of commercial lending, joined the Bank in late 2003. Prior to that he was president of commercial lending at Founders Bank in Chesterfield, Missouri and, earlier, was a lending officer with Boatmen’s Bank in the St. Louis area.

Rita Kuster, 40, senior vice president-commercial banking, is the chief credit analyst for commercial lending. Before joining the Bank in November 2001, she was a bank examiner for the Federal Reserve Bank of St. Louis for 3 years. Previously, she was senior vice president and spent 11 years at Midwest Independent Bank in Jefferson City, Missouri.

Matthew Locke, 36, senior vice president, Kansas City Lending, joined Pulaski Bank in 1997 as vice president of lending in St. Louis. In 2002, Locke was promoted and transferred to Kansas City to oversee and operate our Kansas Mortgage Lending division; previously, he was branch manager with Northwest Financial in St. Louis.

Jerry Thompson, 48, senior vice president, lending operations, joined the Bank in 2002. Previously, he was with CitiMortgage in St. Louis.

Lisa Simpson, 45, senior vice president, human resources, joined the Bank in 2001. Prior to that, she served in various capacities of HR management and administration at Jefferson Heritage Bank in St. Louis since 1983.

Directors

Set forth below is information regarding directors who are not also executive officers of Pulaski Financial or the Bank listed above.

E. Douglas Britt, 78, is a retired bank chief executive officer and a retired officer in the U.S. Air Force. Director since 1993. Mr. Britt will retire as a director at the end of his current term, which expires at the annual meeting of shareholders to be held in 2006.

William M. Corrigan, Jr., 46, is a partner in the law firm of Armstrong Teasdale L.L.P. located in St. Louis, Missouri. Director since 2003.

Robert A. Ebel, 74, has served as Chairman of the Board of Universal Printing Co., a commercial printer in St. Louis, Missouri, since 1986. Mr. Ebel also was Chief Executive Officer of Universal Printing Co. from 1986 to 1995. Director since 1979.

Leon A. Felman, 70, serves as managing partner of Felman Family Partnership, LP, which invests in the securities of banks, thrifts and real estate investment trusts. Mr. Felman is also a director of Dynex Capital, Inc., which is listed on the New York Stock Exchange. Director since 2004.

Timothy K. Reeves, 46, is the president and owner of Keenan Properties, Inc., a commercial real estate brokerage and development firm. Director since 2002.

Lee S. Wielansky, 54, has served as Chairman and Chief Executive Officer of Midland Development Group, Inc., a commercial real estate developing company, with locations in St. Louis, Missouri and Jacksonville, Florida, since March 2003. Before working with Midland, Mr. Wielansky served as President and Chief Executive Officer of JDN Development Company, Inc., a subsidiary of a real estate investment trust engaged in the development of retail shopping centers, from November 2000 until its acquisition in March 2003. Prior to joining JDN, Mr. Wielansky was a managing director of Regency Centers Corporation, a real estate investment trust and operator and developer of grocery-anchored shopping centers, from March 1998 until November 2000. Mr. Wielansky is also a director of Acadia Realty, a real estate investment trust listed on the New York Stock Exchange. Director since 2005.

Committees of the Board of Directors

The Audit Committee, currently consisting of Messrs. Britt, Ebel (Chairman), Felman and Reeves, is responsible for providing oversight relating to Pulaski Financial’s financial statements and financial reporting process, systems of internal accounting and financial controls, internal audit function, annual independent audit and the compliance and ethics programs established by management and the board of directors. The Audit Committee selects the outside auditors and meets with them to discuss the results of the annual audit and any related matters. Each member of the Audit Committee is independent in accordance with the listing standards of the Nasdaq Stock Market. The board of directors has determined that Mr. Ebel is an “audit committee financial expert.”

The Compensation Committee, currently consisting of Messrs. Britt, Ebel, Reeves (Chairman) and Wielansky, is responsible for human resources policies, salaries and benefits, incentive compensation, executive development and management succession planning. Each member of the Compensation Committee is independent in accordance with the listing standards of the Nasdaq Stock Market.

The Nominating and Corporate Governance Committee, currently consisting of Messrs. Ebel, Felman (Chairman) and Reeves, is responsible for identifying individuals qualified to become board members and recommending a group of nominees for election as directors at each annual meeting of shareholders, ensuring that the board of directors and its committees have the benefit of qualified and experienced independent directors and developing a set of corporate governance polices and procedures. Each member of the Nominating and Corporate Governance Committee is independent in accordance with the listing standards of the Nasdaq Stock Market.

Each of the committees listed above operates under a written charter that governs its composition, responsibilities and operations. Each of the charters for the committees listed above is available in the Corporate Governance portion of the Shareholder Information section of the Company’s website (www.pulaskibankstl.com).

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of September 30, 2005 by (1) each shareholder known by us to be the beneficial owner of more than five percent of the outstanding shares of our common stock, (2) each of our directors, (3) our Chief Executive Officer and each of our executive officers who received salary and bonus of $100,000 or more during the year ended September 30, 2004, and (4) all of our directors and executive officers as a group. The information presented in the table is based upon the most recent filings with the Securities and Exchange Commission (“SEC”) by such persons or upon information otherwise provided by such persons to us.

Beneficial ownership is determined according to the rules of the SEC and generally includes any shares over which a person possesses sole or shared voting or investment power as well as any shares that such person has the right to acquire within 60 days, through the exercise of options or other rights. Except as otherwise indicated, we believe that the beneficial owners of common stock listed below have sole investment and voting power with respect to the shares described below.

The applicable percentage ownership for each person listed below is based upon 8,439,163 shares of common stock outstanding as of September 30, 2005. Shares of common stock subject to options currently exercisable or exercisable on or before sixty days following September 30, 2005 are deemed outstanding for the purpose of calculating the percentage ownership of the person holding those options, but are not treated as outstanding for the purpose of calculating the percentage ownership of any other person. Unless otherwise noted, the address for each holder of more than five percent of our common stock listed below is: c/o Pulaski Financial Corp., 12300 Olive Boulevard, St. Louis, Missouri 63141.

	Shares Owned Prior to the Offering(1)(2)(3)
Names of Beneficial Owners	Number		%
E. Douglas Britt	150,984		1.79%
William M. Corrigan, Jr.	10,300		*
William A. Donius	490,152	(4)	5.73%
Robert A. Ebel	229,449		2.72%
Leon A. Felman	582,846	(5)	6.90%
Ramsey K. Hamadi	100,495		1.18%
Timothy K. Reeves	28,059	(6)	*
Christopher K. Reichert	169,820		2.00%
Lee S. Wielansky	15,000		*
All directors and executive officers as a group (9 persons)	1,777,105		20.49%

Other Five Percent Shareholders:
Pulaski Bank Employee Stock Ownership Plan	616,344		7.30%

*	Less than 1% of the shares outstanding.
(1)	Includes unvested shares of restricted stock held in trust as part of the Pulaski Financial Corp. 2000 Stock-Based Incentive Plan, with respect to which the beneficial owner has voting but not investment power as follows: Mr. Reichert—7,818 shares.
(2)	Includes shares allocated to the account of the individuals under the Pulaski Bank Employee Stock Ownership Plan, with respect to which the individual has voting but not investment power as follows: Mr. Donius—31,182 shares; Mr. Hamadi—5,184 shares; and Mr. Reichert—13,606 shares.
(3)	Includes shares of common stock that may be acquired within 60 days upon the exercise of outstanding options as follows: Mr. Corrigan—2,998 shares; Mr. Donius –120,224 shares; Mr. Felman—3,000 shares; Mr. Hamadi—51,473 shares; Mr. Reeves—20,949 shares; and Mr. Reichert—35,331 shares.
(4)	Includes 7,500 shares held jointly with Mr. Donius’ mother.

(5)	Includes 2,250 shares held by Mr. Felman’s spouse’s individual retirement account and 2,250 shares held by Mr. Felman’s daughter’s individual retirement account.
(6)	Includes 147 shares held in a custodian account for each of Mr. Reeves’ two daughters under which Mr. Reeves’ spouse has voting and investment power and 6,816 shares held in trust.

Selling Shareholders

The following table sets forth information regarding the selling shareholders.

Name	Position	Number of Shares Owned Prior to Offering	Number of Shares Being Offered	Number of Shares Owned After Offering
Joseph Lager	Vice President	65,473	7,500	57,973
Stephen W. Branstetter	Senior Vice President	71,799	22,000	49,799

DESCRIPTION OF CAPITAL STOCK

The following summary describes the material terms of our capital stock and is subject to, and qualified by, our Articles of Incorporation and Bylaws and the Missouri General and Business Corporation Law (“MGBCL”). See “Where You Can Find More Information” as to how to obtain a copy of our Articles of Incorporation and Bylaws.

General

Pulaski Financial is authorized to issue 18,000,000 shares of common stock having a par value of $.01 per share, and 1,000,000 shares of preferred stock having a par value of $.01 per share. At September 30, 2005, 8,439,163 shares of common stock were outstanding. At that date, no preferred shares were outstanding.

Common Stock

Our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, validly issued, fully paid and non assessable. The holders of our common stock have no preemptive or subscription rights to purchase any of our securities. Subject to the prior rights of any preferred stock then outstanding, upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive, pro rata, our assets which are legally available for distribution after payment of all debts and other liabilities and the distribution of the liquidation account established in connection with our conversion from a mutual savings and loan association.

There is no cumulative voting in the election of directors. Generally, each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of shareholders. However, our Articles of Incorporation provide that in no event shall any person, who directly or indirectly beneficially owns in excess of 10% of the then-outstanding shares of common stock as of the record date for the determination of shareholders entitled or permitted to vote on any matter (the “10% limit”), be entitled or permitted to any vote in respect of the shares held in excess of the 10% limit, unless a majority of the of the board of directors grants such entitlement or permission in advance.

Subject to our obligations under our junior subordinated debentures and the rights of holders of preferred stock which may be issued, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as our board of directors may from time to time determine. The MGBCL generally limits dividends to an amount equal to the excess our net assets over our stated capital. It is our intention to continue to pay cash dividends on the common stock to the extent permitted by Missouri law, applicable banking regulations and the terms of the junior subordinated debentures and trust preferred securities. We cannot assure you, however, that we will pay dividends or that we will not reduce or eliminate dividends in the future. The declaration and payment of dividends on our common stock is at the discretion of our board of directors and is dependent on our earnings and financial condition, our ability to meet our liquidity and capital requirements, the general economic and regulatory climate, our ability to satisfy any equity or debt obligations senior to our common stock, and other matters deemed relevant by our board of directors.

Preferred Stock

Our Articles of Incorporation authorize our board of directors, without shareholder action, to issue preferred stock in one or more series and to establish the designations, dividend rates and rights, dissolution or liquidation rights, preferences, price and terms and conditions on which shares may be redeemed, terms and conditions for conversion or exchange into any other class or series of the stock, voting rights and other terms. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and could have the effect of delaying, deferring or preventing a change in our control. As of the date of this prospectus, no shares of preferred stock are outstanding.

Trust Preferred Stock

Pulaski Financial has issued trust preferred securities through two wholly-owned subsidiaries. In March 2004, Pulaski Financial Statutory Trust I, a Connecticut statutory trust, issued $9.0 million of adjustable-rate preferred securities. In December 2004, Pulaski Financial Statutory Trust II, a Delaware statutory trust, issued $10.0 million of adjustable-rate preferred securities. In connection with the issuance of the trust preferred securities, we issued junior subordinated debentures to the trusts. We may defer the payment of interest on each of the junior subordinated debentures for a period not to exceed 20 consecutive quarters, provided that the deferral period does not extend beyond the stated maturity. During such deferral period, distributions on the corresponding trust preferred securities will also be deferred and we will be unable to pay dividends to the holders of shares of our common stock.

Restrictions on Acquisition

The MGBCL contains a “five year freeze” statute that generally prohibits us from engaging in a business combination with any interested shareholder for a period of five years from the date the person became an interested shareholder unless certain conditions are met. The MGBCL also contains a “control shares acquisition” statute that provides that “acquiring persons” who hold more than a specified percentage of the stock of a public company will not possess voting rights for the stock unless voting rights are approved by both (i) a majority of the voting stock and (ii) a majority of the voting stock excluding the shares held by the acquiring person or any officer or director of the company.

Our Articles of Incorporation and Bylaws contain provisions relating to corporate governance and to the rights of shareholders. Some of these provisions may be deemed to have a potential “anti-takeover” effect in that such provisions may delay, defer or prevent a change of control of us. These include: (1) a classified board of directors; (2) authorization of the issuance of “blank check” preferred stock by our board of directors without shareholder approval; (3) advance notice requirements for nominations for election to the board or for proposing matters that can be acted on by shareholders at shareholder meetings; (4) limiting the removal of directors by the board of directors and shareholders to removal for cause; (5) supermajority voting requirements for certain business combinations; and (6) limiting the persons who may call special meetings of shareholders.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

UNDERWRITING

We and the selling shareholders have entered into an underwriting agreement with respect to the common stock to be offered in this offering. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase from us and the selling shareholders the number of shares of common stock set forth opposite its name in the following table.

Name of Underwriter	Number of Shares
Keefe, Bruyette & Woods, Inc.

Howe Barnes Investments, Inc.

Total

The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares of common stock, but it is not responsible for the commitment of any other underwriter. The underwriting agreement provides that the underwriters’ obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us and the selling shareholders to the underwriters are true;

•	there is no material adverse change in the financial markets; and

•	we and the selling shareholders deliver customary closing documents to the underwriters; and

•	if an underwriter defaults, purchase commitments of the non-defaulting underwriter may be increased or the underwriting agreement may be terminated.

The underwriters are committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are taken. However, the underwriters are not obligated to take or pay for the shares of our common stock covered by the underwriters’ over-allotment option described below, unless and until this option is exercised.

Over-Allotment Option

We have granted the underwriters an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of 154,425 additional shares of common stock at the public offering price, less the underwriting discount and commissions set forth on the cover page of this prospectus. We will be obligated to sell these shares of common stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus.

Purchases by Officers and Directors

At our request, the underwriters have reserved up to 141,750 shares of our common stock for sale, these shares being referred to in this document as affiliate shares, to our directors (including advisory and emeritus directors) pursuant to a directed share program. An underwriting discount of $             will be paid on these shares. Directors Ebel, Corrigan, Felman, Reeves and Wielansky have advised us that they expect to purchase up to 11,500, 5,000, 100,000, 2,250 and 15,000 respectively, of the reserved shares. Any reserved shares that are not purchased by them may be reallocated to other persons for whom such shares are reserved. Shares purchased pursuant to this directed share program will be subject to the lock-up agreements described above. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Commissions and Expenses

The underwriters propose to offer the common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $         per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $         per share on sales to other brokers and dealers. After the public offering of the common stock, the underwriters may change the offering price and other selling terms.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share	Total Without Over-Allotment Exercise	Total With Over-Allotment Exercise
Public offering price
Underwriting discount payable by us(1)(2)
Proceeds before expenses to us(2)
Underwriting discount payable by selling shareholders
Proceeds to selling shareholders

(1)	Reflects a weighted average of the per share underwriting discount paid by us of $ for non-affiliate shares and $ for affiliate shares.
(2)	Assumes the sale of 148,750 affiliate shares.

We estimate that the total expenses of this offering, exclusive of underwriting discounts and commissions, will be approximately $300,000, and are payable by us.

Lock-Up Agreements

We, each of our directors and executive officers and the selling shareholders have agreed, for a period of 180 days after the date of the underwriting agreement, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, or to enter into any swap or any other agreement or any transaction that transfers the economic consequences of ownership of our common stock, without, in each case, the prior written consent of Keefe, Bruyette & Woods, Inc., subject to certain specified exceptions. These restrictions expressly preclude us, our executive officers and directors and the selling shareholders, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.

The 180-day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day restricted period and ends on the last day of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or material event related to us occurs.

Indemnity

We have agreed to indemnify the underwriters and persons who control the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase common stock so long as stabilizing bids do not exceed a specified maximum, and are engaged in the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriters of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase common stock through exercise of the over-allotment option. If the underwriters sell more common stock than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters and any selling group members who are qualified market makers on The Nasdaq National Market may engage in passive market making transactions in our common stock on The Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, and before the commencement of offers or sales of the common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Our Relationship with the Underwriters

The underwriters and some of their respective affiliates have performed and expect to continue to perform financial advisory and investment banking services for us in the ordinary course of their respective businesses, and may have received, and may continue to receive, compensation for such services.

The common stock is being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

LEGAL MATTERS

The validity of the common stock being offered by us and the selling shareholders will be passed upon for us by Muldoon Murphy & Aguggia LLP, Washington, DC. Certain legal matters in connection with the offering will be passed upon for the underwriters by Silver, Freedman & Taff, L.L.P.

EXPERTS

The consolidated financial statements of Pulaski Financial Corp. as of September 30, 2004 and 2003, and for each of the years in the two-year period ended September 30, 2004, have been included in this prospectus and incorporated by reference in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing herein and incorporated by reference, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Pulaski Financial Corp. for the year ended September 30, 2002, have been included in this prospectus and incorporated by reference in the registration statement in reliance upon the report of Ernst & Young LLP, independent registered public accounting firm, appearing herein and incorporated by reference, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, which means we are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain information on the operation of the Public Reference Room by calling the SEC at 1.800.SEC.0330.

We filed a registration statement on Form S-3 to register with the SEC the shares of common stock to be sold in this offering. This prospectus, which forms a part of the registration statement, does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You can obtain the full registration statement from the SEC as indicated above.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC (File No. 000-24571). This permits us to disclose important information to you by referring to these filed documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Absent unusual circumstances, we will have no obligation to amend this prospectus, other than filing subsequent information with the SEC. This historical and future information that is incorporated by reference in this prospectus is considered to be part of this prospectus and can be obtained at the locations described above. The information included elsewhere in this prospectus and the following information incorporated by reference in this prospectus is considered to be part of this prospectus.

•	our Annual Report on Form 10-K for the year ended September 30, 2004, filed with the SEC on December 14, 2004;

•	our Quarterly Reports on Form 10-Q for the quarters ended December 31, 2004, March 31, 2005 and June 30, 2005, as filed with the SEC on February 9, 2005, May 10, 2005 and August 9, 2005, respectively;

•	our Current Reports on Form 8-K, filed with the SEC on May 31, 2005, July 13, 2005, July 21, 2005 (two reports) and October 7, 2005 (in each case other than those portions furnished under Item 2.02 or 7.01 of Form 8-K);

•	any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) under the Securities Exchange Act of 1934 until we sell all of the common stock under this prospectus.

Any statement contained in this prospectus or in a document incorporated by reference or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequently filed document which also is, or is deemed to be, incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide you with a copy of any information that we incorporate by reference into the registration statement on Form S-3 or this prospectus, at no cost, by calling or writing to us. Please make your request to:

Pulaski Financial Corp.

Attention: Christine A. Munro

12300 Olive Boulevard

St. Louis, Missouri 63141

(314) 878-2210

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2005 (UNAUDITED) AND SEPTEMBER 30, 2004

	June 30, 2005	September 30, 2004
ASSETS

Cash and amounts due from depository institutions	$19,352,581	$16,182,443
Federal funds sold and overnight deposits	4,889,627	4,113,668

Total cash and cash equivalents	24,242,208	20,296,111

Debt securities available for sale, at fair value	589,000	9,503,376
Equity securities available for sale, at fair value	3,700,060	3,482,732
Securities held to maturity, at amortized cost (fair value, $5,960,387 and $0 at June 30, 2005 and September 30, 2004, respectively)	5,991,840	—
Mortgage-backed and related securities held to maturity, at amortized cost (fair value, $778,388 and $943,658 at June 30, 2005 and September 30, 2004, respectively)	719,549	864,423
Mortgage-backed and related securities available for sale, at fair value	4,566,585	5,709,985
Capital stock of Federal Home Loan Bank—at cost	8,935,200	7,537,600
Loans receivable held for sale, at lower of cost or market	83,354,116	49,151,789
Loans receivable, net of allowance for loan losses of $6,297,535 and $5,579,132 at June 30, 2005 and September 30, 2004, respectively	600,597,058	510,584,236
Real estate acquired in settlement of loans, net of allowance for losses of $28,025 and $47,816 at June 30, 2005 and September 30, 2004, respectively	385,253	1,067,881
Premises and equipment—net	12,838,704	10,701,279
Accrued interest receivable	3,635,177	2,538,953
Core deposit intangible	458,189	523,644
Bank owned life insurance	15,485,412	11,553,961
Other assets	4,763,027	4,370,381

TOTAL ASSETS	$770,261,378	$637,886,351

LIABILITIES & STOCKHOLDERS’ EQUITY
LIABILITIES:
Deposits	$499,758,657	$406,798,593
Advances from Federal Home Loan Bank	174,100,000	154,600,000
Note payable	3,575,000	3,830,000
Subordinated debentures	19,589,000	9,279,000
Advance payments by borrowers for taxes and insurance	2,098,553	2,624,699
Due to other banks	17,903,872	14,463,691
Other liabilities	6,537,374	5,316,797

Total liabilities	723,562,456	596,912,780

STOCKHOLDERS’ EQUITY:
Preferred stock—$.01 par value per share, authorized 1,000,000 shares; none issued or outstanding	—	—
Common stock—$.01 par value per share, authorized 18,000,000 shares; 11,918,619 shares issued at June 30, 2005 and September 30, 2004, respectively	119,187	119,187
Treasury stock—at cost (3,483,556 and 3,691,177 shares at June 30, 2005 and September 30, 2004, respectively)	(17,239,711)	(17,869,317)
Treasury stock—equity trust—at cost (410,550 and 348,900 shares at June 30, 2005 and September 30, 2004, respectively)	(3,583,704)	(2,842,407)
Additional paid-in capital	30,357,009	28,934,972
Unearned MRDP shares	(94,456)	(131,075)
Unearned ESOP shares (5,218 and 55,132 unreleased shares at June 30, 2005 and September 30, 2004, respectively)	(17,393)	(183,773)
Accumulated other comprehensive income	25,231	18,807
Retained earnings	37,132,759	32,927,177

Total stockholders’ equity	46,698,922	40,973,571

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	$770,261,378	$637,886,351

See accompanying notes to the unaudited consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

THREE AND NINE MONTHS ENDED JUNE 30, 2005 AND 2004 (UNAUDITED)

	Three Months Ended June 30,		Nine Months Ended June 30,
	2005	2004	2005	2004
INTEREST INCOME:
Loans receivable	$9,532,175	$6,145,104	$26,075,234	$16,053,870
Investment securities	43,356	23,911	142,965	92,009
Mortgage-backed securities	65,948	93,435	213,540	306,060
Capital stock of the Federal Home Loan Bank	84,877	25,254	206,631	67,001
Other	42,174	13,401	91,381	41,486

Total interest income	9,768,530	6,301,105	26,729,751	16,560,426

INTEREST EXPENSE:
Deposits	2,582,443	1,356,411	6,398,350	3,667,839
Advances from Federal Home Loan Bank	1,446,884	592,535	3,689,723	1,536,970
Subordinated debentures	264,558	94,013	631,807	94,965
Other	45,719	30,333	126,208	42,000

Total interest expense	4,339,604	2,073,292	10,846,088	5,341,774

NET INTEREST INCOME	5,428,926	4,227,813	15,883,663	11,218,652

PROVISION FOR LOAN LOSSES	529,398	649,965	996,125	1,229,740

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	4,899,528	3,577,848	14,887,538	9,988,912

NON-INTEREST INCOME:
Retail banking fees	631,831	638,100	1,817,236	1,714,885
Mortgage revenues	1,594,568	1,296,834	3,974,797	3,378,977
Title policy revenues	176,738	13,682	535,362	13,682
Investment brokerage revenues	109,730	—	507,874	—
Insurance commissions	49,389	142,018	165,823	250,715
Gain on sale of investment securities	—	—	—	736,084
Other	259,134	196,872	751,122	583,404

Total non-interest income	2,821,390	2,287,506	7,752,214	6,677,747

NON-INTEREST EXPENSE:
Salaries and employee benefits	2,270,094	1,667,722	6,819,463	4,582,622
Occupancy, equipment and data processing expense	1,083,808	897,502	3,040,945	2,676,313
Advertising	249,872	202,743	609,560	542,017
Professional services	241,293	206,653	688,669	544,766
Other	790,820	550,615	2,121,025	1,493,327

Total non-interest expense	4,635,887	3,525,235	13,279,662	9,839,045

INCOME BEFORE INCOME TAXES	3,085,031	2,340,119	9,360,090	6,827,614

INCOME TAXES	1,131,704	882,985	3,489,804	2,538,478

NET INCOME	$1,953,327	$1,457,134	$5,870,286	$4,289,136

OTHER COMPREHENSIVE INCOME (LOSS)	25,231	(196,746)	6,424	(547,054)

COMPREHENSIVE INCOME	$1,978,558	$1,260,388	$5,876,710	$3,742,082

Per share amounts:

Basic earnings per share	$0.23	$0.18	$0.71	$0.53

Basic weighted average common shares outstanding	8,370,198	8,105,162	8,300,644	8,074,899
Diluted earnings per share	$0.22	$0.17	$0.67	$0.49

Diluted weighted average common shares outstanding	8,874,609	8,686,767	8,807,859	8,696,037

See accompanying notes to the unaudited consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

NINE MONTHS ENDED JUNE 30, 2005 (UNAUDITED)

	Common Stock	Treasury Stock	Additional Paid-In Capital	Unearned Management Recognition & Development Plan Shares	Unearned ESOP shares	Accumulated Other Comprehensive Income	Retained Earnings	Total
BALANCE
September 30, 2004	$119,187	$(20,711,724)	$28,934,972	$(131,075)	$(183,773)	$18,807	$32,927,177	$40,973,571
Net income							$5,870,286	$5,870,286
Change in unrealized gains on securities						$6,424		$6,424

Total comprehensive income								$5,876,710

Dividends ($0.20 per share)							$(1,664,704)	$(1,664,704)
Stock options exercised		$803,031	$146,874					$949,905
Noncash compensation expense for stock option grants			$928					$928
Stock repurchase (13,366 shares)		$(184,365)						$(184,365)
Equity trust shares purchased		$(741,297)	$741,297					—
Release of ESOP shares			$503,969		$166,380			$670,349
Management Recognition and Development Plan shares issued		$10,940	$28,969	$(39,909)				—
Amortization of Management Recognition and Development Plan shares				$76,528				$76,528

BALANCE June 30, 2005	$119,187	$(20,823,415)	$30,357,009	$(94,456)	$(17,393)	$25,231	$37,132,759	$46,698,922

See accompanying notes to the unaudited consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR NINE MONTHS

ENDED JUNE 30, 2005 (UNAUDITED) AND JUNE 30, 2004 (UNAUDITED)

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,870,286	$4,289,136
Adjustments to reconcile net income to net cash from operating activities:
Depreciation, amortization and accretion:
Premises and equipment	918,949	840,552
Deferred loan fees, discounts and premiums	1,780,992	891,037
Management Recognition and Development Plan stock awards	76,528	148,360
ESOP shares committed to be released	670,349	281,563
Provision for loan losses	996,125	1,229,740
Provision for losses on real estate acquired in settlement of loans	73,513	21,448
Losses on sale of real estate acquired in settlement of loans	32,053	4,693
Originations of loans receivable for sale to correspondent lenders	(704,943,921)	(640,375,131)
Proceeds from sales of loans to correspondent lenders	673,782,065	650,142,499
Gain on sales of loans held for sale	(3,040,471)	(2,830,597)
(Gain) loss on sale of second mortgage residential loans	(223,892)	4,798
Gain on sales of securities	—	(736,084)
Increase in cash value of bank-owned life insurance policies	(431,451)	(316,026)
Noncash compensation expense for stock option grants	928	—
Changes in other assets and liabilities	(104,454)	(2,038,454)

Net adjustments	(30,412,687)	7,268,398

Net cash (used in) provided by operating activities	(24,542,401)	11,557,534

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of investment securities	—	2,163,232
Proceeds from maturities of investment securities	9,250,000	2,230,000
Proceeds from FHLB stock	4,917,800	5,487,400
Purchase of bank owned life insurance	(3,500,000)	(3,500,000)
Purchases of securities and Federal Home Loan Bank stock	(12,772,510)	(8,040,234)
Principal payments received on mortgage-backed securities	1,213,671	1,654,849
Proceeds from sales of second mortgage residential loans	9,351,359	2,477,450
Net increase in loans	(102,707,164)	(178,138,592)
Proceeds from sales of real estate acquired in settlement of loans receivable	1,364,100	317,500
Cash paid for 50% interest in joint venture	(102,319)	—
Net additions to premises and equipment	(3,056,374)	(1,005,142)

Net cash used in investing activities	(96,041,437)	(176,353,537)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits	92,960,064	77,767,341
Proceeds from Federal Home Loan Bank advances, net	19,500,000	70,000,000
Proceeds from note payable	—	4,000,000
Repayment of note payable	(255,000)	(85,000)
Proceeds from issuance of subordinated debentures	10,310,000	9,279,000
Net increase in due to other banks	3,440,181	4,156,326
Net decrease in advance payments by borrowers for taxes and insurance	(526,146)	(601,636)
Treasury stock issued under stock option plan	949,905	758,610
Dividends paid on common stock	(1,664,704)	(1,138,250)
Stock repurchase	(184,365)	(1,562,716)

Net cash provided by financing activities	124,529,935	162,573,675

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$3,946,097	$(2,222,328)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	20,296,111	18,655,646

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$24,242,208	$16,433,318

ADDITIONAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$10,856,558	$5,313,020
Income taxes	3,763,135	3,702,886
NONCASH INVESTING ACTIVITIES:
Real estate acquired in settlement of loans	787,040	356,741

See accompanying notes to the unaudited consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. FINANCIAL STATEMENTS

The unaudited consolidated financial statements include the accounts of Pulaski Financial Corp. (the “Company”) and its wholly owned subsidiary, Pulaski Bank (the “Bank”), and the Bank’s wholly owned subsidiary, Pulaski Service Corporation. All significant intercompany accounts and transactions have been eliminated. The assets of the Company consist primarily of the outstanding shares of the Bank. Accordingly, the information set forth in this report, including the consolidated financial statements and related financial data, relates primarily to the Bank. The Company operates as a single business segment, providing traditional community banking services through its full service branch network.

In the opinion of management, the unaudited consolidated financial statements contain all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial condition of the Company as of June 30, 2005 and September 30, 2004 and its results of operations for the three and nine-month periods ended June 30, 2005 and 2004. The results of operations for the three and nine-months ended June 30, 2005 are not necessarily indicative of the operating results that may be expected for the entire fiscal year. These unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended September 30, 2004 contained in this prospectus.

Share and per share amounts included herein reflect the three-for-two stock split in the form of a stock dividend that occurred on July 18, 2005 (declared on May 31, 2005).

2. EARNINGS PER SHARE

	Three Months Ended June 30,		Nine Months Ended June 30,
	2005	2004	2005	2004
Weighted average shares outstanding—basic	8,370,198	8,105,162	8,300,644	8,074,899
Effect of dilutive stock options and MRP shares	504,411	581,606	507,215	621,138

Weighted average shares outstanding—diluted	8,874,609	8,686,767	8,807,859	8,696,037

Anti-dilutive shares	—	67,973	12,196	47,174

Net income per share-basic	0.23	0.18	0.71	0.53
Net income per share-diluted	0.22	0.17	0.67	0.49

Under the treasury stock method, outstanding stock options are dilutive when the average market price of the Company’s common stock exceeds the option price during a period. In addition, proceeds from the assumed exercise of dilutive options along with the related tax benefit are assumed to be used to repurchase common shares at the average market price of such stock during the period. Anti-dilutive shares are those option shares with exercise prices in excess of the current market value.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure (SFAS 148), which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 requires disclosures in the interim as well as annual financial statements about the method of accounting used for stock-based employee compensation and the effect of the method on net income. The Company has elected to continue to account for stock-based employee compensation under APB Opinion No. 25. Accordingly, no stock-based employee compensation cost related to options granted is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

The following table shows pro forma compensation expense, net income and earnings per share as if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No.123, “Accounting for Stock Based Compensation.”

	Three Months Ended, June 30,		Nine Months Ended, June 30,
	2005	2004	2005	2004
	(In thousands, except per share data)
Net income, as reported:	$1,953,327	$1,457,134	$5,870,286	$4,289,136
Add: Total employee stock-based compensation expense—included in reported net income—net of tax effect	119,435	109,995	472,773	266,552
Deduct: Total stock-based employee compensation expense, determined under fair value method for all awards—net of tax effect	(191,426)	(146,448)	(676,034)	(383,166)

Pro forma net income attributable to common stock	$1,881,336	$1,420,681	$5,667,025	$4,172,522

Earnings per share:
Basic—as reported	$0.23	$0.18	$0.71	$0.53
Basic—pro forma	0.22	0.17	0.68	0.52

Diluted—as reported	0.22	0.17	0.67	0.49
Diluted—pro forma	0.21	0.17	0.64	0.48

3. SUBORDINATED DEBT

On March 30, 2004, Pulaski Financial Statutory Trust I (“Trust I”), a Connecticut statutory trust, issued $9.0 million of adjustable-rate preferred securities. The proceeds from this issuance, along with the Company’s $279,000 capital contribution for Trust I’s common securities, were used to acquire $9.3 million aggregate principal amount of the Company’s floating rate junior subordinated deferrable interest debentures due 2034 which constitute the sole asset of Trust I. The interest rate on the debentures and the capital securities is variable and adjustable quarterly at 2.70% over the three-month LIBOR, with an initial rate of 3.81%. The rate as of June 30, 2005 was 6.12%.

The stated maturity of the Trust I debenture is June 17, 2034. In addition, the Trust I debentures are subject to redemption at par at the option of the Company, subject to prior regulatory approval, in whole or in part on any interest payment date on or after June 17, 2009.

On December 15, 2004, Pulaski Financial Statutory Trust II (“Trust II”), a Delaware statutory trust, issued $10.0 million of adjustable-rate preferred securities. The proceeds from this issuance, along with the Company’s $310,000 capital contribution for Trust II’s common securities, were used to acquire $10.3 million of the Company’s floating rate junior subordinated deferrable interest debentures due 2034, which constitute the sole asset of Trust II. The interest rate on the debentures and the capital securities is variable and adjustable quarterly at 1.86% over the three-month LIBOR, with an initial rate of 4.31%. The rate as of June 30, 2005 was 5.27%.

The stated maturity of the debentures held by Trust II is December 15, 2034. In addition, the Trust II debentures are subject to redemption at par at the option of the Company, subject to prior regulatory approval, in whole or in part on any interest payment date on or after December 15, 2009.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

4. RECLASSIFICATIONS

Certain reclassifications have been made to 2004 amounts to conform to the 2005 presentation.

5. RECENT DEVELOPMENTS

On October 7, 2005, the Bank entered into a purchase and assumption agreement pursuant to which it will sell its full-service branch office located in Kansas City, Missouri to UMB Bank, N.A. As of June 30, 2005, the deposits to be assumed by UMB Bank totaled approximately $25 million. No loans will be transferred in connection with the branch sale. The Bank expects to recognize a gain of approximately $2,750,000 in connection with the transaction.

*    *    *    *    *    *

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Pulaski Financial Corp. Board of Directors and Stockholders:

We have audited the accompanying consolidated balance sheets of Pulaski Financial Corp. and subsidiaries as of September 30, 2004 and 2003, and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for each of the years in the two year period ended September 30, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for the year ended September 30, 2002, were audited by other auditors whose report dated October 23, 2002 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pulaski Financial Corp. and subsidiaries as of September 30, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the two year period ended September 30, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

St. Louis, Missouri

December 8, 2004

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors

and Stockholders of Pulaski Financial Corp.:

We have audited the consolidated statements of income and comprehensive income, stockholders’ equity and cash flows of Pulaski Financial Corp. and subsidiaries for the year ended September 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the results of Pulaski Financial Corp. and subsidiaries’ operations and their cash flows for the year ended September 30, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

October 23, 2002

St. Louis, Missouri

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2004 and 2003

	2004	2003
ASSETS
Cash and amounts due from depository institutions	$16,182,443	$13,822,092
Federal funds sold and overnight deposits	4,113,668	6,563,554

Total cash and cash equivalents	20,296,111	20,385,646
Debt securities available for sale, at fair value	9,503,376	2,085,861
Equity securities available for sale, at fair value	3,482,732	4,346,151
Mortgage-backed securities held to maturity, at amortized cost (fair value of $943,658 and $1,292,816 at September 30, 2004 and 2003, respectively)	864,423	1,186,341
Mortgage-backed securities available for sale, at fair value	5,709,985	7,675,453
Capital stock of Federal Home Loan Bank—at cost	7,537,600	3,879,500
Loans receivable held for sale, at lower of cost or market	49,151,789	61,124,438
Loans receivable, (net of allowance for loan losses of $5,579,132 and $3,866,000 at September 30, 2004 and 2003, respectively)	510,584,236	276,894,184
Real estate acquired in settlement of loans, (net of allowance for losses of $47,816 and $2,651 at September 30, 2004 and 2003, respectively)	1,067,881	35,221
Premises and equipment, net	10,701,279	10,344,340
Accrued interest receivable	2,538,953	1,684,444
Intangible assets	523,644	610,918
Bank owned life insurance	11,553,961	7,606,589
Other assets	4,370,381	3,543,601

TOTAL ASSETS	$637,886,351	$401,402,687

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Deposits	$406,798,593	$313,606,627
Advances from Federal Home Loan Bank	154,600,000	31,500,000
Note payable	3,830,000	—
Subordinated debt	9,279,000	—
Advance payments by borrowers for taxes and insurance	2,624,699	2,458,170
Accrued interest payable	504,722	270,077
Due to other banks	14,463,691	10,977,617
Other liabilities	4,812,075	6,207,335

Total liabilities	596,912,780	365,019,826

STOCKHOLDERS’ EQUITY :
Preferred stock—$.01 par value per share, 1,000,000 shares authorized; none issued	—	—
Common stock—$.01 par value per share, 18,000,000 shares authorized; 7,945,770 shares issued at September 30, 2004 and 2003, respectively	79,458	79,458
Treasury stock—at cost (2,460,785 and 2,515,040 shares at September 30, 2004 and 2003, respectively)	(17,869,317)	(17,107,849)
Treasury stock—Equity Trust (232,600 and 198,552 shares at September 30, 2004 and 2003, respectively)	(2,842,407)	(2,234,456)
Additional paid-in capital	28,974,701	27,058,914
Unearned MRDP shares	(131,075)	(320,755)
Unearned ESOP shares (36,755 and 60,031 unreleased shares at September 30, 2004 and 2003, respectively)	(183,773)	(300,153)
Accumulated other comprehensive income	18,807	512,887
Retained earnings	32,927,177	28,694,815

Total stockholders’ equity	40,973,571	36,382,861

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$637,886,351	$401,402,687

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

	2004	2003	2002
INTEREST INCOME:
Loans receivable	$23,088,826	$20,621,499	$17,320,558
Securities	189,793	176,620	193,218
FHLB stock	106,791	210,957	146,266
Mortgage-backed securities	390,345	387,344	650,090
Other	55,941	29,453	31,528

Total interest income	23,831,696	21,425,873	18,341,660

INTEREST EXPENSE:
Deposits	5,197,389	4,424,819	4,519,561
Advances from Federal Home Loan Bank	2,349,413	3,303,472	3,630,268
Subordinated debt	183,300	—	—
Note payable	75,903	10,333	—

Total interest expense	7,806,005	7,738,624	8,149,829

NET INTEREST INCOME	16,025,691	13,687,249	10,191,831

PROVISION FOR LOAN LOSSES	1,934,098	1,487,431	1,011,180

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	14,091,593	12,199,818	9,180,651

NON-INTEREST INCOME:
Retail banking fees	2,388,725	1,879,636	1,693,581
Mortgage revenues	4,589,005	8,523,681	4,559,541
Title policy revenues	134,246	—	—
Insurance commissions	334,330	200,280	189,282
Gain on sales of securities	736,083	73,819	44,065
Other	777,714	727,756	590,661

Total non-interest income	8,960,103	11,405,172	7,077,130

NON-INTEREST EXPENSE:
Salaries and employee benefits	6,474,868	6,881,414	5,097,095
Occupancy, equipment and data processing expense	3,635,067	2,917,109	1,903,988
Advertising	719,626	582,301	491,008
Professional services	729,830	738,844	614,439
Early debt extinguishment expense	—	612,504	—
Other	2,155,066	2,244,966	1,547,412

Total non-interest expense	13,714,457	13,977,138	9,653,942

INCOME BEFORE INCOME TAXES	9,337,239	9,627,852	6,603,839

INCOME TAXES	3,485,584	3,859,751	2,417,794

NET INCOME	$5,851,655	$5,768,101	$4,186,045

OTHER COMPREHENSIVE INCOME—Unrealized (loss) gain on securities available-for-sale (net of income taxes in 2004, 2003 and 2002 of $302,823, $38,758 and $74,854, respectively)	(494,080)	63,236	107,855

COMPREHENSIVE INCOME	$5,357,575	$5,831,337	$4,293,900

Per share amounts:

Basic earnings per share (1)	$1.08	$1.07	$0.78
Basic weighted average common shares outstanding (1)	5,397,356	5,381,713	5,376,216

Diluted earnings per share (1)	$1.01	$1.01	$0.74
Diluted weighted average common shares outstanding (1)	5,796,669	5,718,612	5,685,150

(1)	Earnings per share and common stock share amounts for the 2003 and 2002 fiscal years have been restated to reflect the two-for-one split of the Company’s common stock on July 22, 2003.

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

	Common Stock (1)	Treasury Stock	Additional Paid-In Capital (1)	Unearned Management Recognition & Development Plan Shares	Unearned ESOP Shares	Accumulated Other Comprehensive Income (loss)	Retained Earnings	Total
BALANCE, OCTOBER 1, 2001	79,458	(12,718,797)	23,963,433	(609,459)	(980,070)	341,796	20,930,814	31,007,175
Comprehensive income:
Net income							4,186,045	4,186,045
Unrealized gain on investment securities, net of tax						135,788		135,788
Less: reclassification adjustment for realized gain on sale of investment securities included in net income, net of tax						(27,933)		(27,933)

Total comprehensive income								4,293,900

Dividends ($.17 per share) (1)							(884,858)	(884,858)
Stock options exercised		760,077					(209,513)	550,564
Stock repurchase (351,798 shares) (1)		(3,169,036)						(3,169,036)
Equity trust shares purchased		(812,195)	812,195					—
Release of ESOP shares			264,991		315,177			580,168
Net Management Recognition and Development Plan Shares issued		(34,542)		16,739			17,803	—
Amortization of Management Recognition and Development Plan shares				176,227				176,227

BALANCE, SEPTEMBER 30, 2002	$79,458	$(15,974,493)	$25,040,619	$(416,493)	$(664,893)	$449,651	$24,040,291	$32,554,140

Comprehensive income:
Net income							5,768,101	5,768,101
Unrealized gain on investment securities, net of tax						107,520		107,520
Less: reclassification adjustment for realized gain on sale of investment securities included in net income, net of tax						(44,284)		(44,284)

Total comprehensive income								5,831,337

Dividends ($.21 per share) (1)							(1,113,577)	(1,113,577)
Stock options exercised		764,582	(133,322)					631,260
Stock repurchase (218,878 shares) (1)		(2,745,366)						(2,745,366)
Equity trust shares purchased		(1,422,260)	1,422,260					—
Release of ESOP shares			511,365		364,740			876,105
Net Management Recognition and Development Plan Shares issued		35,232	44,723	(79,955)				—
Tax benefit for non-qualified stock options and Management								—
Recognition and Development Plan Shares			173,269					173,269
Amortization of Management Recognition and Development Plan shares				175,693				175,693

BALANCE, SEPTEMBER 30, 2003	$79,458	$(19,342,305)	$27,058,914	$(320,755)	$(300,153)	$512,887	$28,694,815	$36,382,861

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY—(Continued)

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

	Common Stock (1)	Treasury Stock	Additional Paid-In Capital (1)	Unearned Management Recognition & Development Plan Shares	Unearned ESOP Shares	Accumulated Other Comprehensive Income (loss)	Retained Earnings	Total
Comprehensive income:
Net income							5,851,655	5,851,655
Unrealized loss on investment securities, net of tax						(30,347)		(30,347)
Less: reclassification adjustment for realized gain on sale of investment securities included in net income, net of tax						(463,733)		(463,733)

Total comprehensive income								5,357,575

Dividends ($.30 per share)							(1,619,293)	(1,619,293)
Stock options exercised		802,568	5,315					807,883
Stock repurchase (91,988 shares)		(1,566,798)						(1,566,798)
Equity trust shares purchased		(607,951)	607,951					—
Release of ESOP shares			304,993		116,380			421,373
Net Management Recognition and Development Plan Shares issued		2,762	6,738	(9,500)				—
Tax benefit for non-qualified stock options and Management
Recognition and Development Plan Shares			990,790					990,790
Amortization of Management Recognition and Development Plan shares				199,180				199,180

BALANCE, SEPTEMBER 30, 2004	$79,458	$(20,711,724)	$28,974,701	$(131,075)	$(183,773)	$18,807	$32,927,177	$40,973,571

(1)	Dividends per share and stock repurchased for 2003 and 2002 fiscal years have been restated to reflect the two-for-one split of the Company’s common stock on July 22, 2003.

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,851,655	$5,768,101	$4,186,045
Adjustments to reconcile net income to net cash from operating activities:
Depreciation, amortization and accretion:
Premises and equipment	1,143,064	975,092	556,618
Deferred loan fees	1,380,390	719,793	354,189
Management Recognition and Development Plan stock awards	199,180	175,693	176,227
Tax benefit on non-qualified stock options and Management and Development Plan shares	990,790	173,269	—
ESOP shares committed to be released	421,373	876,104	580,168
Provision for loan losses	1,934,098	1,487,431	1,011,180
Provision for losses on real estate acquired in settlement of loans	69,264	48,768	—
Losses (gains) on sale of real estate acquired in settlement of loans	48,881	(30,208)	15,944
Originations of loans receivable for sale to correspondent lenders	(859,606,253)	(1,531,213,293)	(760,089,711)
Proceeds from sales of loans to correspondent lenders	875,404,981	1,575,375,163	705,217,544
Proceeds from sale of non-performing loans	2,477,450	—	—
Gain on sale of loans	(3,826,079)	(8,112,163)	(4,214,544)
Gain on sale of securities	(736,083)	(73,819)	(44,065)
Increase in cash value of bank-owned life insurance policies	(447,372)	(302,109)	(294,822)
Deferred income taxes	(614,302)	(1,216,983)	(170,170)
Changes in other assets and liabilities	(1,837,504)	3,266,050	864,605

Net adjustments	17,001,878	42,148,788	(56,036,837)

Net cash provided by (used in) operating activities	22,853,533	47,916,889	(51,850,792)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash received from branch acquisition, net of cash and cash equivalents received	$—	$29,400,105	$—
Proceeds from sales of investment securities	2,163,232	552,209	485,300
Proceeds from maturities of investment securities	3,290,000	848,000	1,750,000
Proceeds from redemption of FHLB stock	7,268,800	5,061,000	—
Purchases of bank-owned life insurance policies	(3,500,000)	(2,000,000)	—
Purchases of securities and Federal Home Loan Bank stock	(21,863,360)	(7,401,801)	(2,748,350)
Purchases of mortgage-backed securities	—	(5,000,000)	—
Principal payments received on mortgage-backed securities	2,190,205	3,536,926	3,820,902
Net increase in loans	(240,969,803)	(52,098,249)	(25,002,747)
Proceeds from sales of real estate acquired in settlement of loans receivable	317,500	451,000	103,000
Net additions to premises and equipment	(1,500,003)	(4,896,549)	(2,839,307)

Net cash used in investing activities	(252,603,429)	(31,547,359)	(24,431,202)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits	$93,191,966	$81,790,923	$11,559,411
Proceeds from Federal Home Loan Bank advances, net	123,100,000	(85,300,000)	61,800,000
Proceeds from note payable	4,000,000	—	—
Payment on note payable	(170,000)	—	—
Proceeds from issuance of subordinated debt	9,279,000	—	—
Net increase (decrease) in due to other banks	3,486,074	(1,571,264)	4,072,281
Net increase (decrease) in advance payments by borrowers for taxes and insurance	166,529	(622,302)	482,105
Treasury stock issued under stock option plan	807,883	631,260	550,564
Dividends paid on common stock	(1,619,293)	(1,073,863)	(884,858)
Stock repurchase	(1,566,798)	(2,745,366)	(3,169,036)

Net cash provided by (used in) financing activities	230,675,361	(8,890,612)	74,410,467

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	925,465	7,478,918	(1,871,527)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	18,655,646	11,176,728	13,048,255

CASH AND CASH EQUIVALENTS AT END OF YEAR	$19,581,111	$18,655,646	$11,176,728

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest on deposits	$4,962,744	$4,345,245	$4,558,619
Interest on advances from Federal Home Loan Bank	2,349,413	3,303,472	3,630,268
Interest on subordinated debt	183,300	—	—
Interest on other borrowings	75,903	10,333	—
Early debt extinguishment expense	—	612,504	—
Income taxes, net	4,185,879	3,319,600	2,046,000

NONCASH INVESTING ACTIVITIES:
Real estate acquired in settlement of loans receivable	1,468,305	504,781	118,944

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Pulaski Financial Corp. (the “Company”) was formed in May 1998 to become the holding company for Pulaski Bank (the “Bank”) upon the Bank’s reorganization from the mutual holding company form of organization (the “Reorganization”). The Company has no significant assets, other than the outstanding shares of the Bank, and cash and equity investments in other financial institutions. The Company also maintains a special purpose subsidiary which issued Trust Preferred Securities. Management of the Company and the Bank are substantially similar and the Company neither owns nor leases any property, but instead uses the premises, equipment and furniture of the Bank. Accordingly, the information in the consolidated financial statements relates primarily to the Bank.

The Company through the Bank operates as a single business segment, that of a community-oriented financial institution providing traditional financial services through the operation of seven full-service bank locations in the St. Louis and Kansas City metropolitan areas. The Bank is engaged primarily in the business of attracting deposits from the general public and using these and other funds to originate one-to four-family residential, consumer and commercial mortgage loans within the Bank’s lending market area. The Bank is an approved lender/servicer for the Federal Housing Administration (“FHA”) and the Veterans Administration (“VA”), as well as for the Missouri Housing Development Commission (a government agency established to provide home buying opportunities for low income first time home buyers).

The accounting and reporting policies and practices of the Company and subsidiaries conform to U.S. generally accepted accounting principles and to prevailing practices within the banking industry. A summary of the Company’s significant accounting policies follows:

Principles of Consolidation—The consolidated financial statements include the accounts of Pulaski Financial Corp. and its wholly owned subsidiary, Pulaski Bank, and its wholly owned subsidiary, Pulaski Service Corporation. All significant intercompany transactions have been eliminated in consolidation.

Use of Estimates—The preparation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and that affect the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The allowance for loan losses and fair values of financial instruments are significant estimates reported within the consolidated financial statements.

Cash and Cash Equivalents—For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from depository institutions, federal funds sold, and overnight deposits at the Federal Home Loan Bank. Generally, federal funds are sold for a one-day period. At September 30, 2004, $4.8 million in cash was held as a restricted deposit by a correspondent bank and was unavailable for liquidity demands.

Securities and Mortgage-Backed Securities Available-for-Sale—Securities and mortgage-backed securities available-for-sale are recorded at their current fair value, adjusted for amortization of premiums and discounts, which are recognized as adjustments to interest income over the life of the securities using the level-yield method. Unrealized gains or losses on securities and mortgage-backed securities available-for-sale are included in a separate component of stockholders’ equity, net of deferred income taxes. Gains or losses on the disposition of securities and mortgage-backed securities available-for-sale are recognized using the specific identification method. Estimated fair values of securities and mortgage-backed securities available-for-sale are based on quoted market prices when available. If quoted market prices are not available, fair values are estimated using quoted market prices for similar instruments.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

To the extent management determines a decline in value in a security or mortgage-backed security available-for-sale to be other than temporary, the Bank will adjust the carrying value and include such expense in the consolidated statements of income and comprehensive income.

Securities and Mortgage-Backed Securities Held-to-Maturity—Securities and mortgage-backed securities held-to-maturity are stated at cost, adjusted for amortization of premiums and discounts, which are recognized as adjustments to interest income over the life of the securities using the level-yield method.

To the extent management determines a decline in value in a security or mortgage-backed security held-to-maturity to be other than temporary, the Company will adjust the carrying value and include such expense in the consolidated statements of income and comprehensive income.

Capital Stock of the Federal Home Loan Bank—Capital stock of the FHLB is carried at cost. Dividends received on such stock are reflected as other interest income in the consolidated statements of income and comprehensive income.

Loans Receivable Held-for-Sale—Loans receivable held-for-sale consist of loans that management does not intend to hold until maturity and are reflected at the lower of cost or market. Such loans are generally covered by investor commitments and sold servicing released on a best efforts basis. Accordingly, market values for such loans are based on commitment prices. Gains or losses on loan sales are recognized at the time of sale and are determined by the difference between net sales proceeds and the principal balance of the loans sold, adjusted for net deferred loan fees. Loan origination and commitment fees, net of certain direct loan origination costs, are deferred until the sale of the loan.

Loans Receivable—Loans receivable are stated at the principal amounts outstanding adjusted for premiums, discounts, deferred loan costs, loans in process and the allowance for loan losses. Premiums and discounts are amortized and accreted using the level yield method. Interest on loans is accrued based upon the principal amounts outstanding. The Bank’s policy is to discontinue the accrual of interest income on any loan when, in the opinion of management, there is reasonable doubt as to the timely collectibility of interest or principal. When a loan is placed on non-accrual status, previously accrued but unpaid interest is reversed against current income. Subsequent collections of cash may be applied as reductions to the principal balance, interest in arrears, or recorded as income depending on management’s assessment of the ultimate collectibility of the loan. Non-accrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collectibility of interest or principal.

Loan origination and commitment fees, net of certain direct loan origination costs, are deferred and amortized to interest income using the level yield method.

Allowance for Loan Losses—The Bank maintains an allowance for loan losses to absorb probable losses in the Bank’s loan portfolio. Loan losses are charged and recoveries are credited to the allowance. Provisions for loan losses are charged to the allowance in an amount necessary to maintain an appropriate allowance given risks identified in the portfolio. The allowance is based upon quarterly management estimates of expected losses inherent in the loan portfolio. Management estimates are determined quarterly through a method of quantifying certain risks in the portfolio that are affected primarily by changes in the nature and volume of the portfolio combined with an analysis of past-due and classified loans, but can also be affected by the following factors: changes in lending policies and procedures, including underwriting standards and collection, charge-off and recovery practices, changes in national and local economic conditions and developments, assessment of collateral values by obtaining independent appraisals, and changes in the experience, ability, and depth of lending management staff.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

The following assessments are performed quarterly in accordance with the Bank’s allowance for loan losses methodology:

Homogeneous residential mortgage loans are given one of five standard risk ratings at the time of origination. The risk ratings are assigned through the use of a credit scoring model, which assesses credit risk determinants from the borrower’s credit history, the loan-to-value, the affordability ratios or other personal history. Five-year historical loss rates and industry data for each credit rating is used to determine the appropriate allocation percentage for each loan grade. Commercial real estate, consumer and home equity loans are assigned standard risk weightings that determine the allocation percentage.

When commercial real estate loans are over 30 days delinquent or residential, consumer and home equity loans are over 90 days past due, they are evaluated individually for impairment. Additionally, loans that demonstrate credit weaknesses that may impact the borrower’s ability to repay or the value of the collateral are also reviewed individually for impairment. The Company considers a loan to be impaired when management believes it will be unable to collect all principal and interest due according to the contractual terms of the loan. If a loan is impaired, the Company records a loss valuation equal to the excess of the loan’s carrying value over the present value of estimated future cash flows or the fair value of collateral if the loan is collateral dependent.

The allowance for loan losses includes an unallocated allowance to provide for conditions that cannot be directly measured in the Company’s methodology. This unallocated allowance provides for the Company’s exposure to inherent but undetected losses in the portfolio.

The Company’s methodology includes factors that allow the Company to adjust its estimates of losses based on the most recent information available. Historical loss rates used to determine allowance provisions are adjusted to reflect the impact of current conditions, including actual collection and charge-off experience.

Derivative Instruments—The Company originates and purchases derivative instruments in the form of interest rate lock commitments and forward contracts to sell mortgage-backed securities. These instruments have certain interest rate risk characteristics that change in value based upon changes in the capital markets.

Interest Rate Lock Commitments: Commitments to originate loans (interest rate lock commitments) which primarily consist of commitments to originate fixed rate residential mortgage loans are recorded at fair value. Changes in the fair value are recognized in non-interest income on a quarterly basis.

Forward Contracts to Sell Mortgage-Backed Securities—Forward commitments to sell mortgage-backed securities are recorded at fair value. Changes in the fair value of forward contracts to sell mortgage-backed securities are recognized in non-interest income on a quarterly basis.

Stock Split—All common stock shares, earnings per share and dividends per share amounts for the 2003 and 2002 fiscal years have been restated to reflect the two -for-one split of the Company’s common stock in the form of a stock dividend on July 22, 2003.

Premises and Equipment—Premises and equipment are stated at cost, less accumulated depreciation. Depreciation charged to operations is primarily computed utilizing the straight-line method over the estimated useful lives of the related assets. Estimated lives range from 3 to 40 years for buildings and improvements and 5 to l0 years for furniture and equipment. Maintenance repairs are charged to expense. Major renewals and improvements are capitalized. Gains and losses on dispositions are credited or charged to earnings as incurred.

Intangible Assets—On October 1, 2001, the Company adopted SFAS No. 142 -Goodwill and Other Intangible Assets, and SFAS No. 144-Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

No. 142 requires that intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No.142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS No. 144 broadens the presentation of discontinued operations to include more disposal transactions. Therefore, the accounting for similar events and circumstances will be the same.

The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate the carrying value of underlying assets may not be recoverable. The Company measures recoverability based upon the future cash flows expected to result from the use of the underlying asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying value of the underlying asset, the Company recognizes an impairment loss. The impairment loss recognized represents the amount by which the carrying value of the underlying asset exceeds the fair value of the underlying asset. As such adjustments become necessary; they are reflected in the results of operations in the periods in which they become known.

The core deposit intangible established during the year ended September 30, 2003, in connection with the acquisition of a branch office is being amortized over seven years utilizing the straight-line method.

Employee Stock Ownership Plan—The Bank has an Employee Stock Ownership Plan (ESOP). Shares are allocated on an annual basis to ESOP participants in an amount that is the equivalent to the ratio of each participant’s salary to that of the total payroll for each year ended December 31. The unallocated shares are released to participants on a quarterly basis at a rate of 7,758 shares as the Bank repays the outstanding loan to the Company. The Bank occasionally prepays a portion of the loan which results in a release of additional shares above and beyond the 7,758 shares released quarterly. As shares are released, compensation expense is recognized equal to the fair value of the shares. The shares held by the ESOP are recorded on the balance sheet as unearned ESOP shares, a contra equity account. The Company credits unearned ESOP shares as the shares are committed to be released based on the cost of the shares to the ESOP. The difference between the fair value of the shares committed to be released and the cost of those shares to the ESOP is charged or credited to additional paid in capital. For earnings per share computations, ESOP shares that have been committed to be released are considered outstanding. ESOP shares that have not been committed to be released are not considered outstanding.

Stock Options—The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25—Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44—Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123—Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No.123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 148—Accounting for Stock-Based Compensation—Transition and Disclosure, an Amendment of FASB Statement No. 123.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

The following table shows pro forma compensation expense, net income and earnings per share as if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No.123—Accounting for Stock Based Compensation.

	Year Ended September 30,
	2004	2003	2002
Net income:
As reported	$5,851,655	$5,768,101	$4,186,045
Deduct: Total stock-based employee compensation expense, determined under fair value method for all awards—net of tax effect	(141,370)	(155,754)	(175,046)

Pro forma net income	5,710,285	5,612,347	4,010,999

Basic earnings per share:
As reported	$1.08	$1.07	$0.78
Pro forma	1.06	1.04	0.75
Diluted earnings per share:
As reported	1.01	1.01	0.74
Pro forma	0.99	0.98	0.71

For purposes of computing the pro forma effects of stock option grants under the fair value accounting method, the fair value of each stock option grant was estimated on the date of the grant using the Black-Scholes option-pricing model. The following assumptions for fiscal 2004, 2003 and 2002 were used for the grants:

	2004	2003	2002
Risk free interest rate	3.35%	3.00%	3.61%
Expected volatility	24.35%	24.35%	20.00%
Expected life	5 years	5 years	5.5 years
Dividend yield	1.72%	1.77%	2.25%

Income Taxes—Deferred income taxes are determined using an asset or liability approach that requires the recognition of deferred tax assets or liabilities based upon temporary differences in the tax basis of an asset or liability and its related financial statement balance. The deferred tax asset or liability is calculated using the enacted tax rates expected to apply in the period in which the deferred asset or liability is expected to be settled or realized.

Revenue Recognition—Interest income, checking account transaction fees, insurance commissions, automated teller and debit card transaction fees, and other ancillary income related to the Bank’s deposits and lending activities are accrued as earned.

Reclassifications—Certain amounts included in the 2003 and 2002 consolidated financial statements have been reclassified to conform to the 2004 presentation.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

2. SECURITIES

Securities held to maturity at September 30, 2004 and 2003 and available for sale at September 30, 2004 and 2003 are summarized as follows:

	September 30, 2004
Held to Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Certificates of Deposit	$715,000	$—	$(4,329)	$710,671

Weighted average rate at end of period	1.71%

	September 30, 2003
Held to Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Certificates of Deposit	$1,730,000	$—	$(5,977)	$1,724,023

Weighted average rate at end of period	1.44%

	September 30, 2004
Available-for-Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. Government and Agency debt obligations	$9,248,182	$10,183	$(33,989)	$9,224,376
Equity securities	3,477,547	56,074	(50,889)	3,482,732
Other securities	279,000	—	—	279,000

Total	$13,004,729	$66,257	$(84,878)	$12,986,108

Weighted average rate at end of period	2.36%

	September 30, 2003
Available-for-Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. Government and Agency debt obligations	$1,983,036	$102,825	$—	$2,085,861
Equity securities	3,772,237	590,307	(16,393)	4,346,151

Total	$5,755,273	$693,132	$(16,393)	$6,432,012

Weighted average rate at end of period	6.87%

Provided below is a summary of securities available for-sale which were in an unrealized loss position at September 30, 2004. Approximately 46.0% of the total unrealized loss was comprised of securities in a continuous loss position for less than twelve months, which consisted of U. S. government, and agency securities with estimated maturities or repricings of less than one year. Fannie Mae guarantees the contractual cash flows of these securities. Approximately 54.0% of the total unrealized loss was comprised of securities in a continuous loss position for 12 months or more which consisted of 4 equity securities. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. Further, the Company believes the deterioration in value is attributable to changes in market interest rates and not credit quality of the issuer.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

	Securities Available for Sale
		Less than 12 months		12 months or more		Total
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
U.S. government and agency securities	$7,966,011	$33,989	$—	$—	$7,966,011	$33,989
Equity securities	292,578	5,023	2,094,918	45,866	2,387,496	50,889

Total	$8,258,589	$39,012	$2,094,918	$45,866	$10,353,507	$84,878

Proceeds from sales of available-for-sale securities were $2,163,232, $552,209 and $485,300, for the years ended September 30, 2004, 2003 and 2002, respectively. Gross gains of $736,083, $75,540, and $44,065 were realized on these sales during the years ended September 30, 2004, 2003 and 2002, respectively. Gross losses of $0, $1,721, and $0 were realized on these sales during the years ended September 30, 2004, 2003 and 2002, respectively.

The amortized cost and market values of available-for-sale debt securities at September 30, 2004 by contractual maturity are shown below.

	Held-To-Maturity		Available-for-Sale
Term to Maturity	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
One year or less	$715,000	$710,671	$9,248,182	$9,224,376
One year through five years	—	—	279,000	279,000
No stated maturity	—	—	3,477,547	3,482,732

Total	$715,000	$710,671	$13,004,729	$12,986,108

Expected maturities may differ from contractual maturities depending on the repayment characteristics and experience of the underlying financial instruments, on which borrowers have the right to call or prepay certain obligations sometimes without penalties.

Securities with a carrying value of approximately $755,000, and $2.1 million at September 30, 2004 and 2003, respectively, were pledged in conjunction with deposits of public and trust funds, and for other purposes as required by law.

3. MORTGAGE-BACKED SECURITIES

Mortgage-backed securities held to maturity and available-for-sale at September 30, 2004 and 2003 are summarized as follows:

	2004
Held to Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Mortgage-backed securities	$783,731	$79,578	$—	$863,309

Collateralized mortgage obligations	80,692	—	(343)	80,349

Total	$864,423	$79,578	$(343)	$943,658

Weighted average rate at end of period	8.07%

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

	2003
Held to Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Mortgage-backed securities	$1,071,620	$106,593	$—	$1,178,213

Collateralized mortgage obligations	114,721	—	(118)	114,603

Total	$1,186,341	$106,593	$(118)	$1,292,816

Weighted average rate at end of period	8.16%

	2004
Available-for-Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Mortgage-backed securities	$5,661,029	$82,980	$(34,024)	$5,709,985

Weighted average rate at end of period	4.54%

	2003
Available-for-Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Mortgage-backed securities	$7,524,955	$154,872	$(4,374)	$7,675,453

Weighted average rate at end of period	4.89%

There were no sales of available-for-sale mortgage-backed securities during the years ended September 30, 2004, 2003 or 2002, respectively.

Provided below is a summary of mortgage-backed securities available for-sale which were in an unrealized loss position at September 30, 2004. 100% of the total unrealized loss was comprised of securities in a continuous loss position for less than twelve months which consisted of mortgage backed securities with estimated maturities or repricings of less than seven years. The contractual cash flows of these securities are guaranteed by Fannie Mae. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. Further, the Company believes the deterioration in value is attributable to changes in market interest rates and not credit quality of the issuer.

	Mortgage-backed Securities Available for Sale
		Less than 12 months		12 months or more		Total
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Mortgage-backed securities	$4,360,939	$34,024	$—	$—	$4,360,939	$34,024

Total	$4,360,939	$34,024	$—	$—	$4,360,939	$34,024

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

The amortized cost and estimated market value of held to maturity and available-for-sale mortgage-backed securities at September 30, 2004, by contractual maturity, are shown below.

	Held to Maturity		Available-for-Sale
Term to Maturity	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
One year or less	$—	$—	$—	$—
One year through five years	259,551	267,787	325,967	340,070
Five years through ten years	15,107	16,948	4,394,964	4,360,940
Ten years or more	589,765	658,923	940,098	1,008,975

Tota1	$864,423	$943,658	$5,661,029	$5,709,985

Actual maturities of mortgage-backed securities may differ from scheduled maturities depending on the repayment characteristics and experience of the underlying financial instruments, on which borrowers have the right to call or prepay certain obligations sometimes without penalties.

Mortgage-backed securities with a carrying value of approximately $5.9 million and $2.2 million at September 30, 2004 and 2003, respectively, were pledged in conjunction with deposits of public and trust funds, and for other purposes as required by law.

4. LOANS RECEIVABLE

Loans receivable at September 30, 2004 and 2003 are summarized as follows:

	2004	2003
Commercial & industrial loans	$22,038,146	$—

Real estate construction and development	34,195,075	12,531,252

Real estate mortgage:
One to four family residential	248,310,884	167,409,541
Multi-family residential	8,571,309	4,205,276
Commercial real estate	44,341,039	4,699,506

Equity lines	158,462,196	89,298,134
Consumer and installment	3,707,828	4,386,071

	519,626,477	282,529,780
Add (less):
Deferred loan costs	3,152,456	1,313,325
Loans-in-process	(6,615,565)	(3,082,921)
Allowance for loan losses	(5,579,132)	(3,866,000)

Total	$510,584,236	$276,894,184

Weighted average rate at end of period	5.67%	5.78%

The adjustable rate loans have interest rate adjustment limitations and are generally indexed to the one-year Constant Maturity U.S. Treasury rate. Future market factors may affect the correlation of the interest rate adjustment with the rates the Bank pays on the short-term deposits that have been primarily utilized to fund these loans.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

The Bank is subject to numerous lending related regulations. Under federal law and regulations, the Bank may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. As of September 30, 2004, the Bank was in compliance with this limitation.

The Bank has made loans to officers and directors. Such loans were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers and did not, in the opinion of management, involve more than normal credit risk.

Changes in loans to officers and directors for the years ended September 30, 2004 and 2003 are summarized as follows:

Balance, September 30, 2002	$155,250
Additions	446,969
Repayments and reclassifications	(257,005)

Balance, September 30, 2003	345,214
Additions	324,065
Repayments and reclassifications	(257,099)

Balance, September 30, 2004	$412,180

Home equity lines of credit to officers and directors totaled $920,530 of which $232,445 had been used as of September 30, 2004.

At September 30, 2004, 2003 and 2002, the Bank was servicing loans for others amounting to approximately $11.9 million, $12.8 million, and $434,000, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers.

5. ALLOWANCE FOR LOAN LOSSES

The following table represents activity in the allowance for loan losses for the years ended September 30, 2004, 2003 and 2002 follows:

	2004	2003	2002
Balance, beginning of year	$3,866,000	$2,553,004	$1,844,214
Provision charged to expense	1,934,098	1,487,431	1,011,180
Charge-offs	(234,416)	(185,838)	(319,802)
Recoveries	13,450	11,403	17,412

Balance, end of year	$5,579,132	$3,866,000	$2,553,004

A summary of impaired loans at September 30, 2004, 2003 and 2002 is as follows:

	2004	2003	2002
Nonaccrual loans	$528,687	$465,512	$422,641
Impaired loans continuing to accrue interest	3,742,038	3,768,317	2,083,094

Total impaired loans	$4,270,725	$4,233,829	$2,505,735

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

	2004	2003	2002
Allowance for losses on specific impaired loans	$677,175	$778,345	$353,388
Impaired loans with no related allowance for loan losses	—	—	—
Average balance of impaired loans during the year	$3,922,500	$3,437,000	$2,636,500

Non-accrual loans totaled approximately $529,000, $466,000 and $423,000 at September 30, 2004, 2003 and 2002, respectively. Interest income recognized on non-accrual loans was approximately $13,000, $27,000, and $18,000, during 2004, 2003 and 2002, respectively. The difference between interest that would have been recognized under the original terms of non-accrual and renegotiated loans and interest actually recognized on such loans was $16,000, $42,000 and $33,000 during 2004, 2003 and 2002, respectively. Impaired loans continuing to accrue interest are loans that are more than 90 days past due; however, well secured. Impaired loans were $3.7 million and $3.8 million at September 30, 2004 and 2003, respectively.

During the year ending September 30, 2004, the Bank sold a pool of $2.5 million in non-performing residential loans at approximately par value. The Bank wrote off approximately $77,000 in accrued interest lost at time of sale.

6. REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS

Real estate acquired in settlement of loans at September 30, 2004, 2003 and 2002 is summarized as follows:

	2004	2003	2002
Acquired in settlement of loans	$1,115,697	$37,872	$—
Allowance for losses	(47,816)	(2,651)	—

Total	$1,067,881	$35,221	$—

Activity in the allowance for losses on real estate acquired in settlement of loans for the years ended September 30, 2004, 2003 and 2002 is summarized as follows:

	2004	2003	2002
Balance, beginning of year	$2,651	$—	$—
Provision charged to expense	69,264	48,768	—
Charge-offs	(24,099)	(46,117)	—

Balance, end of year	$47,816	$2,651	$—

7. PREMISES AND EQUIPMENT

Premises and equipment at September 30, 2004 and 2003 are summarized as follows:

	2004	2003
Land	$2,377,803	$2,377,803
Office buildings and improvements	8,691,996	7,967,356
Furniture and equipment	5,166,720	4,416,449

	16,236,519	14,761,608
Less accumulated depreciation	(5,535,240)	(4,417,268)

Total	$10,701,279	$10,344,340

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

Depreciation expense on premises and equipment totaled $1,143,064, $975,092, and $556,618 at September 30, 2004, 2003 and 2002, respectively.

Certain facilities of the Bank are leased under various operating leases. Amounts paid for rent expense for the fiscal years ending September 30, 2004, 2003 and 2002 were approximately $265,000, $193,000, and $122,000, respectively. Future minimum rental commitments under non-cancelable leases are as follows:

Years ended September 30,
2005	$265,758
2006	260,583
2007	251,566
2008	152,383
2009	12,699

Total	$942,989

On May 13, 2003, the Bank purchased an office building at One Insurance Center Plaza. Rental income received for the year ending September 30, 2004 and 2003 was $261,211 and $117,200, respectively.

8. INTANGIBLE ASSETS

On September 26, 2003, the Company completed its assumption of the deposits and the purchase of certain assets of a bank location in Kansas City, Missouri. The transaction resulted in the acquisition of $30.5 million in deposits. The core deposit intangible associated with the bank office purchase is being amortized over seven years utilizing the straight-line method. The net carrying amount of core deposit intangibles was $523,644 at September 30, 2004.

Amortization of core deposit intangibles associated with the purchase of the bank office was $87,274 and $0 for the years ended September 30, 2004 and 2003, respectively. Amortization of core deposit intangibles has been estimated through September 30, 2010 in the following table, and does not take into consideration any potential future acquisitions or bank office purchases.

Years ended September 30,
2005	$87,274
2006	87,274
2007	87,274
2008	87,274
2009	87,274
Thereafter	87,274

Total	$523,644

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

9. DEPOSITS

Deposits at September 30, 2004 and 2003 are summarized as follows:

	2004		2003
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
Transaction accounts:
Noninterest-bearing checking	$16,207,039	—%	$9,395,171	—%
Interest-bearing checking	35,243,493	0.21	25,847,610	0.16
Passbook savings accounts	33,702,472	0.35	32,657,096	0.50
Money market	80,005,702	1.42	64,337,391	1.19

Total transaction accounts	165,158,706	0.81	132,237,268	0.73

Certificates of deposit:
0.00% to .99%	23,392,022	0.70	—	—
1.00% to 1.99%	117,762,143	1.54	90,189,126	1.34
2.00% to 2.99%	60,548,712	2.43	53,479,016	2.24
3.00% to 3.99%	27,325,147	3.33	19,335,575	3.43
4.00% to 4.99%	10,911,308	4.62	14,924,822	4.56
5.00% to 5.99%	1,576,818	5.27	3,312,876	5.24
6.00% to 6.99%	—	—	—	—
7.00% to 7.99%	123,737	7.02	127,944	7.00

Total certificates of deposit	241,639,887	2.05	181,369,359	2.17

Total	$406,798,593	1.54%	$313,606,627	1.56%

The aggregate amount of certificates of deposit with a minimum principal amount of $100,000 was $103.2 million and $62.5 million at September 30, 2004 and 2003, respectively.

At September 30, 2004, the scheduled maturities of certificates of deposit were as follows:

	Amount	Weighted Average Rate
Mature within fiscal year:
2005	$164,620,554	1.68%
2006	48,523,146	2.40
2007	22,387,055	3.65
2008	4,378,139	3.37
2009	1,688,594	3.26
Thereafter	42,399	2.06

Total	$241,639,887	2.05%

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

A summary of interest expense on deposits for the years ended September 30, 2004, 2003 and 2002 follows:

	2004	2003	2002
Interest-bearing checking	$61,505	$56,086	$85,430
Money market	939,264	712,432	779,390
Passbook savings	120,918	207,835	266,235
Certifcates of deposit	4,075,703	3,448,466	3,388,506

Total	$5,197,390	$4,424,819	$4,519,561

10. ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the FHLB at September 30, 2004 and 2003 are summarized as follows:

	2004		2003
Maturing Within Fiscal Year Ending September 30,	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
2004	$—	—%	$5,000,000	1.33%
2005	111,000,000	1.86	—	—
2006	15,000,000	2.60	—	—
2009 ($10m callable in FY 2005)	12,100,000	5.60	10,000,000	5.92
2010 (callable in FY 2005)	4,500,000	6.21	4,500,000	6.21
2011 (callable in FY 2005)	10,000,000	4.51	10,000,000	4.51
2012 (callable in FY 2005)	2,000,000	2.23	2,000,000	2.23

Total	$154,600,000	2.53%	$31,500,000	4.55%

The average balance of advances from Federal Home Loan Bank was $96.0 million and $122.1 million, respectively, and the maximum month-end balance of advances from Federal Home Loan Bank was $160.5 million and $154.0 million, respectively, for the years ended September 30, 2004 and 2003. The average rates paid on advances from Federal Home Loan Bank during the years ended September 30, 2004 and 2003 were 2.45% and 2.71%, respectively. The assets underlying the FHLB borrowings are under Pulaski Bank’s physical control.

The Bank has the ability to borrow funds from the FHLB equal to 40% of the Bank’s total assets under a blanket agreement which assigns all investments in FHLB stock as well as qualifying first mortgage loans as collateral to secure the amounts borrowed. At September 30, 2004, the Bank had approximately $99.5 million in borrowing capacity available to it under the above-mentioned borrowing arrangement.

11. SUBORDINATED DEBT

On March 30, 2004, Pulaski Financial Statutory Trust I, a Connecticut statutory trust, issued $9.0 million adjustable-rate preferred securities. The proceeds from this issuance, along with the proceeds from the sale of the Trust’s common securities, were used to acquire $9.3 million aggregate principal amount of the Company’s floating rate junior subordinated deferrable interest debentures due 2034 (the “Debentures”), which constitute the sole asset of the Trust. The interest rate on the Debentures and the capital securities is variable and adjustable quarterly at 2.70% over the three-month LIBOR, with an initial rate of 3.81% and a current rate of 4.59% as of September 30, 2004.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

The stated maturity of the Debentures is June 17, 2034. In addition, the Debentures are subject to redemption at par at the option of the Company, subject to prior regulatory approval, in whole or in part on any interest payment date on or after June 17, 2009.

12. NOTE PAYABLE

The note payable is a 3-year variable rate obligation of the holding company. The note rate is set at the correspondent bank’s prime rate less 1%, or 3.50% at September 30, 2004. Interest is payable beginning March 31, 2004 and each quarter thereafter. Principal is payable over twelve quarterly installments of $85,000 each, beginning June 30, 2004, plus a final payment equal to all unpaid principal on May 20, 2007, the maturity date. At September 30, 2004 and 2003, there were outstanding borrowings of $3.8 million and $0, respectively.

A summary of future note payable payments at September 30, 2004 is as follows:

Years ended September 30,
2005	$340,000
2006	340,000
2007	3,150,000

Total	$3,830,000

13. INCOME TAXES

Income tax expense for the years ended September 30, 2004, 2003 and 2002 is summarized as follows:

	2004	2003	2002
Current
Federal	$3,552,748	$4,549,797	$2,284,387
State	547,138	526,937	303,577
Deferred	(614,302)	(1,216,983)	(170,170)

Total	$3,485,584	$3,859,751	$2,417,794

Income tax expense for the years ended September 30, 2004, 2003 and 2002 differs from that computed at the federal statutory rate of 34% as follows:

	2004		2003		2002
	Amount	%	Amount	%	Amount	%
Tax at statutory federal income tax rate	$3,174,661	34.0%	$3,273,469	34.0%	$2,245,305	34.0%
Increase (decrease) resulting from:
ESOP adjustment	103,701	1.1	173,864	1.8	26,246	0.4
State taxes, net of federal benefit	361,111	3.9	347,778	3.6	220,952	3.3
Other	(153,889)	(1.7)	64,640	0.7	(74,709)	(1.1)

Total	$3,485,584	37.3%	$3,859,751	40.1%	$2,417,794	36.6%

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

The components of deferred tax assets and liabilities, which are included in other assets in the consolidated balance sheets, at September 30, 2004 and 2003, are as follows:

	2004	2003
Deferred tax assets:
Allowance for loan losses	$1,990,029	$1,290,120
Premises and equipment	—	102,519
Management Recognition and Development Plan stock awards	46,175	59,043
Deferred compensation	1,110,392	923,215
Other	115,631	166,388

Total deferred tax assets	3,262,227	2,541,285

Deferred tax liabilities:
FHLB stock dividends	134,007	134,007
Premises and equipment	113,218	—
Unrealized gains on securities available-for-sale	11,527	230,174
Other	11,303	17,881

Total deferred tax liabilities	270,055	382,062

Net deferred tax assets	$2,992,172	$2,159,223

Retained earnings at September 30, 2004 included earnings of approximately $4.1 million representing tax bad debt deductions, net of actual bad debts and bad debt recoveries, for which no provision for federal income taxes has been made. If these amounts are used for any purpose other than to absorb loan losses, they will be subject to federal income taxes at the then prevailing corporate rate.

14. STOCKHOLDERS’ EQUITY

During fiscal 2004, the Company paid quarterly cash dividends on common stock of $0.09 per share on October 18, 2004 and July 19, 2004 and $0.06 per share on April 19, 2004 and January 19, 2004.

During fiscal 2003, the Company paid quarterly cash dividends on common stock of $0.06 per share on October 20, 2003 and July 21, 2003 and $0.045 per share on April 21, 2003 and January 23, 2003.

During fiscal 2004, the Company repurchased 91,988 shares of its own stock with a total value of $1.6 million at the time of repurchase. The Company has repurchased a total of 3,236,360 shares of its own stock with a total value of $22.3 million since becoming a public company in December 1998.

15. REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures that have been established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below). The Bank’s primary regulatory

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

agency, the OTS, requires that the Bank maintain minimum ratios of tangible capital (as defined in the regulations) of 1.5%, core capital (as defined) of 3% and total risk-based capital (as defined) of 8%. The Bank is also subject to prompt corrective action capital requirement regulations set forth by the OTS. The OTS requires the Bank to maintain minimum of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of September 30, 2004, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2004 and 2003, the most recent notification from the OTS categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized” the Bank must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

	Actual		For Capital Adequacy Purposes		To be Categorized as “Well Capitalized” Under Prompt Corrective Action Provisions
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of September 30, 2004
Tangible capital (to total assets)	$51,215	8.07%	$9,524	1.50%	N/A	N/A
Total risk-based capital (to risk-weighted assets)	57,161	11.48%	39,850	8.00%	$49,813	10.00%
Tier I risk-based capital (to risk-weighted assets)	51,739	10.39%	24,906	5.00%	29,888	6.00%
Tier I leverage capital (to average assets)	51,739	8.15%	25,397	4.00%	31,746	5.00%

As of September 30, 2003
Tangible capital (to total assets)	$32,686	8.21%	$5,972	1.50%	N/A	N/A
Total risk-based capital (to risk-weighted assets)	36,334	11.77%	24,703	8.00%	$30,878	10.00%
Tier I risk-based capital (to risk-weighted assets)	32,686	10.59%	15,439	5.00%	18,527	6.00%
Tier I leverage capital (to average assets)	32,686	8.21%	15,925	4.00%	19,906	5.00%

A reconciliation at September 30, 2004 of the Bank’s stockholders’ equity and regulatory risk-based capital follows:

(dollars in thousands)
Tier I stockholders’ equity	$52,193
Deduct:
Non-allowable assets (1)	(989)
Disallowed servicing rights	(6)
Add:
Qualifying intangible assets	524
Unrealized gains on available for sale securities	17

Tangible capital	51,739
Add:
Equity investments to be deducted	(41)
General valuation allowances	5,463

Total risk-based capital	$57,161

(1)	Consists primarily of software.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

The Bank is prohibited from paying cash dividends if the effect thereof would be to reduce the regulatory capital of the Bank below the amount required for the liquidation account that the Bank established in connection with the consummation of the Reorganization on December 2, 1998.

16. EMPLOYEE BENEFITS

On January 21, 2000, shareholders approved a Management Recognition and Development Plan (“MRDP”) under which the Company could award up to 232,760 shares of restricted stock. Of these, 232,260 shares of restricted stock awards vest over a five-year period. As of September 30, 2004, 180,026 shares awarded under the MRDP had vested, 50,754 shares awarded under the MRDP remained subject to restriction and 1,980 shares were available for grant. All awards under the MRDP are satisfied through the issuance of Treasury stock. The unearned MRDP balance is reflected in shareholders’ equity and amortizes to compensation expense over the vesting period. As of September 30, 2004, 500 shares of MRDP were issued and immediately vested. Compensation expense related to vesting of MRDP was $199,180, $175,693 and $176,277 during the years ended September 30, 2004, 2003 and 2002, respectively.

The Bank executed a Supplemental Retirement Benefit agreement for its former chief executive officer. Under the terms of the agreement, the officer is to receive $2,473 monthly, commencing upon his retirement, for a total of 15 years. The net present value of these payments is reflected in other liabilities and totaled $179,675, $195,058 and $209,333 at September 30, 2004, 2003 and 2002, respectively. Compensation expense under this agreement totaled $14,300, $15,400 and $16,400 for the years ended September 30, 2004, 2003 and 2002, respectively.

The Company and the Bank each maintain a three-year employment agreement with the CEO. Under the agreement, the Bank pays the CEO, along with health and welfare benefits provided to other Company and Bank employees a base salary. The CEO’s base salary is reviewed at least annually, and may be increased at the discretion of the Board of Directors. Additionally, the agreement provides for severance payments if employment is terminated following a change in control or upon an event of termination as defined in the agreement. In the event of a change in control and subsequent termination of employment, the CEO will receive a lump sum payment equal to 2.99 times his average annual compensation paid during the five years immediately preceding the change in control.

During the year ended September 30, 2002, the Company created an Equity Trust Plan (the “Trust”) for the benefit of key loan officers and sales staff. The Trust is a plan designed to recruit and retain top- performing loan officers that are instrumental to the Company’s success. Currently, no senior officers participate in the trust plan. The Trust allows the recipients to defer a percentage of commissions earned, which is partially matched by the Company and paid into an independent trust for the benefit of the loan officers. The assets of the trust are limited to the purchase of Company shares in the open market. In exchange for the opportunity to defer income, the participants are required to sign a four-year contract prohibiting them from competing against the Company in the Company’s market area. Should the participants voluntarily leave the Company, they will forgo any accrued benefits. At September 30, 2004, 232,600 shares had been purchased on behalf of the Trust at an average price of $12.22. For purposes of earnings per share, the shares in the Trust are treated as issued and outstanding, thus no dilution is experienced through the purchase or vesting of shares. Expense related to the Trust of $507,952, $1,422,261 and $812,195 for the years ended September 30, 2004, 2003 and 2002, respectively, is treated as loan officer commission expense, and deferred according to SFAS 91. Since the majority of loans originated are sold on a servicing released basis resulting in mortgage revenues, most of the deferred expense is realized as a reduction of mortgage revenue.

At September 30, 2004, the Company had awarded 632,123 shares of common stock under the Company’s stock option plans. At September 30, 2004, the Company had 112,428 reserved but un-issued options. At

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

September 30, 2004, the recipients of the awards had 339,620 shares vested and exercisable at an average exercise price of $6.23. The average exercise price of the ending balance of 632,123 shares was $8.00 at September 30, 2004. Included in this balance were 59,416 options granted in fiscal 2004 with an average exercise price of $17.86. Officers and directors exercised 145,743 option shares during the year ended September 30, 2004. In order for awardees to meet tax obligations, 6,838 shares were returned to treasury. The average option exercise share price was $5.52 at September 30, 2004.

A summary of the status of the Company’s stock option plans for the years ended September 30, is as follows:

	2004		2003		2002
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding-beginning of year	730,116	$6.82	843,204	$6.25	616,518	$4.41
Granted	59,916	17.86	35,400	12.95	396,276	8.31
Exercised	(146,243)	5.52	(145,488)	4.79	(137,136)	4.02
Forfeited	(11,666)	14.70	(3,000)	8.33	(32,454)	6.03

Outstanding-end of year	632,123	8.00	730,116	6.82	843,204	6.25

Exercisable at end of year	339,620	6.23	338,222	5.46	228,362	4.53

Weighted average fair value of options granted during the year	—	$3.85	—	$3.78	—	$2.34

The Bank maintains a 401(k) savings plan for eligible employees. In 2004, 2003 and 2002, the Bank matched 50% of each participant’s contribution up to a maximum of 4%. The Bank’s contributions to this plan were $170,120, $144,900 and $90,890 for the years ended September 30, 2004, 2003 and 2002, respectively.

The Bank established a tax-qualified stock bonus plan known as the Pulaski Bank Employee Stock Ownership Plan (the “ESOP”) for all eligible employees. In connection with the Reorganization on December 2, 1998, 465,520 shares were purchased by the ESOP at $5 a share through a loan from the Company. As the loan is repaid, shares are released from collateral and allocated to each participant in an amount that is equivalent to the ratio of each participant’s salary to that of the total payroll for each year ended December 31. The collateral shares are released on a quarterly basis at a rate of 7,758 shares per quarter and allocated to participants as of the last day of the plan year each year. In fiscal 2003, the Bank made additional principal payments on the loan to the Company, which released an additional 23,276 shares. As a result of the additional payments, the remaining shares are expected to be fully allocated by the end of fiscal 2005. Compensation expense is recognized equal to the average fair market value of the shares as shares are released out of the unallocated general ESOP trust account and into employee accounts. Compensation expense under the ESOP plan was $421,373, $876,105 and $580,168 for the years ended September 30, 2004, 2003 and 2002, respectively. At September 30, 2004 and 2003, the status of the ESOP shares was as follows:

	2004	2003
Allocated shares	378,262	371,062
Unallocated shares	36,755	60,031

Total ESOP shares	415,017	431,093

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

17. RECONCILIATION OF BASIC EARNINGS PER SHARE TO DILUTED EARNINGS PER SHARE

Basic earnings per share is computed using the weighted average number of common shares outstanding. The dilutive effect of potential common shares outstanding is included in diluted earnings per share. The computations of basic and diluted earnings per share are presented in the following table.

	Years Ended September 30,
	2004	2003	2002
Net income	$5,851,655	$5,768,101	$4,186,045

Weighted average shares outstanding—basic	5,397,356	5,381,713	5,376,216
Effect of dilutive securities:
Employee stock options	399,313	336,899	308,934

Weighted average shares outstanding—diluted	5,796,669	5,718,612	5,685,150

Earnings per share:
Basic	$1.08	$1.07	$0.78
Diluted	1.01	1.01	0.74

18. CONTINGENCIES

The Company is a defendant in legal actions arising from normal business activities. Management, after consultation with general counsel, believes that the resolution of these actions will not have any material adverse effect on the Company’s consolidated financial statements.

19. DERIVATIVES

We utilize derivative financial instruments to assist in our management of interest rate sensitivity of certain mortgage assets. Derivative financial instruments issued by us consist of interest rate lock commitments to originate residential loans. Commitments to originate loans consist primarily of residential real estate loans. At September 30, 2004 the Company had issued $109.3 million of unexpired interest rate lock commitments to mortgage loan customers compared to $34.6 million of unexpired commitments at September 30, 2003.

The Company typically hedges these derivative commitments through one of two means—either by obtaining a corresponding best-efforts lock commitment with an investor to sell the loan at an agreed upon price, or by forward selling mortgage-backed securities. The forward sale of mortgage-backed securities is a means of matching a corresponding derivative asset with similar characteristics as the bank issued commitment but changes directly opposite in fair value from market movements. Loans hedged through forward sales of mortgage backs are sold individually or in pools on a mandatory delivery basis to investors, whereas the best efforts sales are locked on a loan-by-loan basis shortly after issuing the rate lock commitments to our customers. The Company had outstanding forward sales commitments of mortgage-backed securities of $15.0 million in notional value at September 30, 2004 and none at September 30, 2003. At September 30, 2004, this hedge was matched against $16.9 million of interest rate lock commitments that were to be sold through the mandatory delivery of loan pool sales.

The Company does not recognize changes in fair value on the best efforts lock commitments or the corresponding commitments issued to our customers because the best-efforts lock commitment assures the eventual sale of the mortgage loan will be at the then fair market rate at the time of the commitment. Since the Company is not required to deliver loans on these best efforts lock commitments, the Company does not experience any negative impact from customers failing to close on their mortgage loan.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

20. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers in the way of commitments to extend credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer’s creditworthiness on a case-by-case basis.

At September 30, 2004, the Bank had firm commitments to originate loans of approximately $109.3 million of which $58.7 million were committed to be sold. Of the remaining $50.6 million to be retained, $14.1 million were at fixed rates.

At September 30, 2003, the Bank had firm commitments to originate loans of approximately $34.6 million of which $25.0 million were committed to be sold. Of the remaining $9.6 million to be retained, $4.9 million were at fixed rates. Additionally, the Bank had outstanding commitments to lend to borrowers under unused equity lines of credit of $184.9 million and $143.7 million at September 30, 2004 and 2003, respectively.

At September 30, 2004 and 2003, the Bank had firm commitments to sell loans on a best-efforts basis of $108.3 million and $86.1 million, respectively, which includes $49.1 million and $61.1 million, respectively, recorded in the financial statements as loans held-for-sale. Any unrealized loss on these commitment obligations is considered in conjunction with the Bank’s lower of cost or market valuation on its loans receivable held-for-sale.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. These standby letters of credit are primarily issued to support contractual obligations of the Bank’s customers. The credit risk involved in issuing letters of credit is essentially the same as the risk involved in extending loans to customers. At September 30, 2004, the Bank had seven letters of credit totaling $214,000 due to expire no later than March 2006.

Substantially all of the Bank’s loans are to borrowers located in St. Louis, Kansas City and the surrounding Missouri counties.

21. FAIR VALUE OF FINANCIAL INSTRUMENTS

Estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

Carrying values and estimated fair values at September 30, 2004 and 2003 are summarized as follows:

	2004		2003
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
ASSETS:
Cash and cash equivalents	$19,581,000	$19,581,000	$18,656,000	$18,656,000
Securities—HTM	715,000	711,000	1,730,000	1,724,000
Securities—AFS	12,986,000	12,986,000	6,432,000	6,432,000
Capital Stock of FHLB	7,538,000	7,538,000	3,880,000	3,880,000
Mortgage-backed securities—HTM	864,000	944,000	1,186,000	1,293,000
Mortgage-backed securities—AFS	5,710,000	5,710,000	7,675,000	7,675,000
Loans:
Loans receivable held for sale	49,152,000	49,973,000	61,124,000	62,114,000
Loans receivable	510,584,000	515,582,000	276,894,000	282,738,000
Accrued interest receivable	2,539,000	2,539,000	1,684,000	1,684,000

LIABILITIES:
Deposits	406,799,000	406,799,000	313,607,000	313,607,000
Advances from FHLB	154,600,000	154,953,000	31,500,000	33,007,000
Note payable	3,830,000	3,830,000	—	—
Due to other banks	14,464,000	14,464,000	10,978,000	10,978,000
Subordinated debt	9,279,000	9,279,000	—	—
Accrued interest payable	505,000	505,000	270,000	270,000

	2004		2003
	Contract or Notional Amount	Estimated Fair Value	Contract or Notional Amount	Estimated Fair Value
Off-balance sheet financial instruments:
Commitments to originate and purchase first and second mortgage loans	$99,515,000	$—	$34,498,000	$—
Commitments to originate non-mortgage loans	9,816,000	—	100,000	—
Lines of Credit:
Unused Lines of Credit	184,946,000	—	143,709,000	—

The following methods and assumptions were used to estimate the fair value of the financial instruments:

Cash and Cash Equivalents—The carrying amount approximates fair value.

Securities and Mortgage-backed Securities—Estimated fair values of securities and mortgage-backed securities are based on quoted market prices and prices obtained from independent pricing services. If quoted market prices are not available, fair values are estimated using quoted market prices for similar instruments.

Capital Stock of the Federal Home Loan Bank—The carrying amount approximates fair value.

Loans Receivable Held-for-Sale—The estimated fair value of loans held-for-sale is determined based upon recent historic sales premiums.

Loans Receivable—The fair value of loans receivable is estimated based on present values using applicable risk-adjusted spreads to the U. S. Treasury curve to approximate current interest rates applicable to each category

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

of such financial instruments. No adjustment was made to the interest rates for changes in credit of performing loans for there are no known credit concerns. Management segregates loans in appropriate risk categories. Management believes that the risk factor embedded in the interest rates along with the allowance for loan losses applicable to the performing loan portfolio results in a fair valuation of such loans.

Accrued Interest Receivable—The carrying value approximates fair value.

Deposits—The estimated fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date. The estimated fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows of existing advances using rates currently available on advances from Federal Home Loan Bank having similar characteristics.

Advances from Federal Home Loan Bank—The estimated fair value of advances from Federal Home Loan Bank is determined by discounting the future cash flows of existing advances using rates currently available on advances from Federal Home Loan Bank having similar characteristics.

Note Payable—The carrying value approximates fair value as it is a variable rate obligation.

Due to Other Banks—The carrying value approximates fair value.

Subordinated Debt—The carrying value approximates fair value due to the variable pricing of the debt, which is based upon the 90 day LIBOR rate.

Accrued Interest Payable—The carrying value approximates fair value.

Off-Balance Sheet Items—The estimated fair value of commitments to originate or purchase loans is based on the fees currently charged to enter into similar agreements and the difference between current levels of interest rates and the committed rates. The Company believes such commitments have been made on terms which are competitive in the markets in which it operates; however, no premium or discount is offered thereon and accordingly, the Company has not assigned a value to such instruments for purposes of this disclosure.

The fair value estimates presented herein are based on pertinent information available to management as of September 30, 2004 and 2003. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date. Therefore, current estimates of fair value may differ significantly from the amounts presented herein.

22. IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the FASB issued FASB Interpretation No. 46—Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. This Interpretation was recently reissued in December 2003 as FASB Interpretation No. 46 (revised December 2003) (FIN46R). FIN 46R is intended to achieve more consistent application of consolidation policies to variable interest entities and, thus, to improve comparability between enterprises engaged in similar activities even if some of those activities are conducted through variable interest entities. Including the assets, liabilities, and results of activities of variable interest entities in the consolidated financial statements of their primary beneficiaries will provide more complete information about the resources, obligations, risks and opportunities of the consolidated enterprise. FIN 46R applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

interest after that date. For public companies, it applies no later than the end of the first reporting period ending after December 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46R may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. On December 31, 2003, we implemented FIN 46R, which did not have a material effect on our consolidated financial statements.

On May 15, 2003, the FASB issued SFAS No. 150—Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity as it requires that those instruments be classified as liabilities in statements of financial position. Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. For private companies, mandatory redeemable financial instruments are subject to the provisions of SFAS No. 150 for the fiscal period beginning after December 15, 2003. We do not currently have any financial instruments that are within the scope of SFAS No. 150.

In November 2003, the Emerging Issues Tasks Force (EITF) reached a consensus on certain disclosure requirements under EITF Issue No 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The new disclosure requirements apply to investment in debt and marketable equity securities that are accounted under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and SFAS No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations. Effective for fiscal years ending after December 15, 2003, companies are required to disclose information about debt or marketable equity securities with market values below carrying values. The Company has adopted the disclosure requirements of EITF Issue No. 03-1 and they are included in Notes 2 and 3 of this report.

In March, 2004, the Emerging Issues Task Force, (EITF) came to a consensus regarding EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. Securities in scope are those subject to SFAS 115 and SFAS 124. The EITF adopted a three-step model that requires management to determine if impairment exists, decide whether it is other than temporary, and record other than temporary losses in earnings.

In September 2004, the FASB approved issuing a Staff Position to delay the requirement to record impairment losses under EITF 03-1, but broadened the delay’s scope to include additional types of securities. As proposed, the delay would have applied only to those debt securities described in paragraph 16 of EITF 03-1, the Consensus that provides guidance for determining whether an investment’s impairment is other than temporary and should be recognized in income. The approved delay will apply to all securities within the scope of EITF 03-1 and is expected to end when new guidance is issued and comes into effect.

In December 2003, the Financial Accounting Standards Board revised Statements of Financial Accounting Standards No. 132 “Employers’ Disclosures about Pensions and Postretirement Benefits.” This revised Statement requires additional disclosures about the assets, obligations and cash flows of defined benefit pension and postretirement plans, as well as the expense recorded for such plans. This Statement had no effect on the consolidated financial statements.

On March 9, 2004 the SEC issued Staff Accounting Bulletin No. 105, Application of Accounting Principles to Loan Commitments (SAB 105). SAB 105 contains specific guidance on the inputs to a valuation-recognition model to measure loan commitments accounted for at fair value. Current accounting guidance requires the

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

commitment to be recognized on the balance sheet at fair value from its inception through its expiration or funding. SAB 105 requires that fair-value measurement include only differences between the guaranteed interest rate in the loan commitment and a market interest rate, excluding any expected future cash flows related to the customer relationship or loan servicing. As such, SAB 105 will limit opportunities to recognize an asset related to a loan commitment to originate a mortgage loan that will be held for sale prior to funding. The guidance in SAB 105 must be applied to mortgage loan commitments that are accounted for as derivatives and are entered into after March 31, 2004. We evaluated the requirements of SAB 105 and its implementation did not have a material affect on our consolidated financial statements.

23. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The results of operations by quarter for 2004 and 2003 were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
September 30, 2004

Interest income	$5,093,597	$5,177,388	$6,306,407	$7,254,304
Interest expense	1,625,525	1,642,957	2,073,292	2,464,231

Net interest income	3,468,072	3,534,431	4,233,115	4,790,073
Provision for loan losses	263,515	316,260	649,965	704,358

Net interest income after loan loss provision	3,204,557	3,218,171	3,583,150	4,085,715
Non-interest income	2,205,510	2,173,068	2,282,204	2,299,321
Non-interest expense	3,169,556	3,144,255	3,525,235	3,875,411

Income before taxes	2,240,511	2,246,984	2,340,119	2,509,625
Income taxes	836,507	818,986	882,985	947,106

Net income	$1,404,004	$1,427,998	$1,457,134	$1,562,519

Earnings per share—basic	$0.26	$0.27	$0.27	$0.28
Earnings per share—diluted	0.24	0.25	0.25	0.27

Weighted average shares outstanding—basic	5,370,094	5,376,407	5,403,441	5,439,320
Weighted average shares outstanding—diluted	5,777,435	5,823,680	5,791,178	5,794,615

September 30, 2003

Interest income	$5,247,544	$5,294,254	$5,361,961	$5,522,114
Interest expense	2,093,588	2,017,006	1,902,173	1,725,857

Net interest income	3,153,956	3,277,248	3,459,788	3,796,257
Provision for loan losses	375,971	394,250	311,232	405,978

Net interest income after loan loss provision	2,777,985	2,882,998	3,148,556	3,390,279
Non-interest income	2,476,505	2,573,385	3,469,143	2,886,140
Non-interest expense	2,942,164	3,405,773	3,854,281	3,774,921

Income before taxes	2,312,326	2,050,610	2,763,418	2,501,498
Income taxes	865,795	698,708	1,163,548	1,131,700

Net income	$1,446,531	$1,351,902	$1,599,870	$1,369,798

Earnings per share—basic	$0.27	$0.25	$0.30	$0.25
Earnings per share—diluted	0.25	0.24	0.28	0.24

Weighted average shares outstanding—basic	5,382,538	5,354,938	5,368,706	5,419,947
Weighted average shares outstanding—diluted	5,688,052	5,674,708	5,700,180	5,810,352

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

24. CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS.

The following table presents the condensed balance sheets as of September 30, 2004 and 2003, and the condensed statements of income and cash flows of the Company for the years ended September 30, 2004, 2003 and 2002:

	2004	2003
Condensed Balance Sheets

ASSETS:
Cash and cash equivalents	$385,546	$499,466
Investment in Bank	52,193,426	33,342,409
Investments and mortgage-backed securities	1,813,738	2,563,643
Intercompany loan	—	500,000
Other assets	223,098	48,623

TOTAL ASSETS	$54,615,808	$36,954,141

LIABILITIES:
Other borrowed money	$3,830,000	$—
Subordinated debt	9,279,000	—
Dividends payable	493,649	325,844
Other liabilities	39,588	245,436

TOTAL LIABILITIES	13,642,237	571,280

STOCKHOLDERS’ EQUITY	40,973,571	36,382,861

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	$54,615,808	$36,954,141

	2004	2003	2002
Condensed Statements of Income
INTEREST INCOME	$53,598	$107,217	$47,170
INTEREST EXPENSE	259,203	10,333	2,647

NET INTEREST INCOME	(205,605)	96,884	44,523
NONINTEREST INCOME	761,530	135,423	105,968
NONINTEREST EXPENSE	328,675	337,548	294,171

Income (loss) before income taxes and equity in earnings of Bank	227,250	(105,241)	(143,680)
INCOME TAX PROVISION (BENEFIT)	86,284	(39,531)	(26,060)

Net income (loss) before equity in earnings of Bank	140,966	(65,710)	(117,620)
EQUITY IN EARNINGS OF BANK	5,710,689	5,833,811	4,303,665

NET INCOME	$5,851,655	$5,768,101	$4,186,045

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

	2004	2003	2002
Condensed Statements of Cash Flows

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,851,655	$5,768,101	$4,186,045
Adjustments to reconcile net income to net cash from operating activities:
Equity in earnings of Bank	(5,710,689)	(5,833,811)	(4,303,665)
Net change in other assets and liabilities	(4,973)	1,205,452	(851,304)
Realized gain on sale of investments	(736,083)	(73,819)	(44,065)

Net cash (used in) provided by operating activities	(600,090)	1,065,923	(1,012,989)

CASH FLOWS FROM INVESTING ACTIVITIES:
Dividend upstream from Bank	—	—	5,000,000
Capital contribution to subsidiaries	(12,000,000)	—	—
Decrease (increase) in intercompany loan	500,000	1,500,000	(2,000,000)
Purchases of investments	(1,323,230)	(473,301)	(868,350)
Proceeds from sales of investments	2,163,231	552,209	485,300
Principal payments on mortgage-backed securities	99,817	301,322	158,852

Net cash (used in) provided by investing activities	(10,560,182)	1,880,230	2,775,802

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from note payable	4,000,000	—	—
Proceeds from issuance of subordinated debt	9,279,000	—	—
Payment of note payable	(170,000)	—	—
Payments received from loan to ESOP	116,380	364,740	315,177
Payment from subsidiary related to MRDP shares	199,180	175,693	176,227
Stock options exercised	807,883	631,260	550,564
Treasury stock purchases	(1,566,798)	(2,745,366)	(3,169,036)
Dividends paid on common stock	(1,619,293)	(1,073,863)	(884,858)

Net cash provided by (used in) financing activities	11,046,352	(2,647,536)	(3,011,926)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(113,920)	298,617	(1,249,113)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	499,466	200,849	1,449,962

CASH AND CASH EQUIVALENTS AT END OF YEAR	$385,546	$499,466	$200,849

*    *    *    *    *    *

1,029,500 Shares

Common Stock

PROSPECTUS

Keefe, Bruyette & Woods

Howe Barnes Investments, Inc.

                 , 2005

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the expenses (other than underwriting discounts and commissions) to be borne by Pulaski Financial Corp. in connection with the offering. All of the amounts shown are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee	$2,392
NASD filing fee	2,532
Legal fees and expenses	175,000
Accounting fees and expenses	80,000
Printing, EDGAR and mailing expenses	30,000
Miscellaneous expenses	10,076

Total fees and expenses	$300,000

Item 15.	Indemnification of Directors and Officers.

Article IX of Pulaski Financial Corp.’s Articles of Incorporation provides:

9.1    The Corporation shall and does hereby indemnify any person who is or was a director or executive officer of the Corporation or any subsidiary against any and all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement and reasonably incurred by such person in connection with any threatened, pending or completed civil, criminal, administrative or investigative action, suit, proceeding or claim (including any action by or in the right of the Corporation or a subsidiary) by reason of the fact that such person is or was serving in such capacity to the fullest extent permitted by the General and Business Corporation Law of Missouri.

9.2    The Corporation may, to the extent that the board of directors deems appropriate and as set forth in a Bylaw or authorizing resolution, indemnify any person who is or was a non-executive officer, or employee or agent of the Corporation or any subsidiary or who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including an employee benefit plan) against any and all expenses (including attorneys’ fees), judgements, fines and amounts paid in settlement and reasonably incurred by such person in connection with any threatened, pending or completed civil, criminal, administrative or investigative action, suit, proceeding or claim (including an action by or in the right of the Corporation or a subsidiary) by reason of the fact that such person is or was serving in such capacity to the fullest extent permitted by the General and Business Corporation Law of Missouri.

9.3    The Corporation may, to the extent that the board of directors deems appropriate, make advances of expenses, including attorneys’ fees, incurred prior to the final disposition of a civil, criminal, administrative or investigative action, suit, proceeding or claim (including an action by or in the right of the Corporation or a subsidiary) to any person to whom indemnification is or may be available under this Article IX; provided, however, that prior to making any advances, the Corporation shall receive a written undertaking by or on behalf of such person to repay such amounts advanced in the event that it shall be ultimately determined that such person is not entitled to such indemnification.

9.4    The indemnification and other rights provided by this Article IX shall not be deemed exclusive of any other rights to which a person to whom indemnification is or otherwise may be available (under these Articles of Incorporation or the Bylaws or any agreement or vote of shareholders or disinterested directors or otherwise), may be entitled. The Corporation is authorized to purchase and maintain insurance on behalf of the Corporation or any person to whom indemnification is or may be available against any liability asserted against such person in, or arising out of, such person’s status as director, officer, employee or agent of the Corporation, any of its subsidiaries or another corporation, partnership, joint venture, trust or other enterprise (including an employee benefit plan) which such person is serving at the request of the Corporation.

9.5    Each person to whom indemnification is granted under this Article IX is entitled to rely upon the indemnification and other rights granted hereby as a contract with the Corporation and such person and such person’s heirs, executors, administrators and estate shall be entitled to enforce against the Corporation all indemnification and other rights granted to such person by Sections 9.1 and 9.3 and this Article IX. The indemnification and other rights granted by Sections 9.1 and 9.3 and this Section 9.5 shall survive amendment, modification or repeal of this Article IX, and no such amendment, modification or repeal shall act to reduce, terminate or otherwise adversely affect the rights to indemnification granted hereby, with respect to any expenses, judgments, fines and amounts paid in settlement incurred by a person to whom indemnification is granted under this Article IX with respect to an action, suit, proceeding or claim that arises out of acts or omissions of such person that occurred prior to the effective date of such amendment, modification or repeal.

9.6    Any indemnification granted by the board of directors pursuant this Article IX shall inure to the person to whom the indemnification is granted and such person’s heirs, executors, administrators and estate; provided, however, that such indemnification may be changed, modified or repealed, at any time or from time to time, at the discretion of the board of directors, and the survival of such indemnification shall be in accordance with terms determined by the board of directors.

9.7    For the purposes of this Article IX, “subsidiary” shall mean any corporation, partnership, joint venture, trust or other enterprise of which a majority of the voting power, equity or ownership interest is directly or indirectly owned by the Corporation.

Item 16.	Exhibits

1.0	Form of Underwriting Agreement*

5.0	Opinion of Muldoon Murphy & Aguggia LLP*

23.1	Consent of Muldoon Murphy & Aguggia LLP*

23.2	Consent of KPMG LLP

23.3	Consent of Ernst & Young LLP

24.0	Power of attorney (contained in signature page)

* to be filed by amendment

Item 17.	Undertakings.

(a)    The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)    The Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on the 14th day of October, 2005.

Pulaski Financial Corp.

By:	/S/ WILLIAM A. DONIUS
William A. Donius Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of Pulaski Financial Corp. (the “Corporation”), do hereby severally constitute and appoint William A. Donius and Ramsey K. Hamadi true and lawful attorneys and agents to do any and all things and acts in our names in the capacities indicated below and to execute any and all instruments for us and in our names in the capacities indicated below which William A. Donius and Ramsey K. Hamadi may deem necessary or advisable to enable the Corporation to comply with the Securities Act of 1933 in connection with the Registration Statement on Form S-3 relating to the offering of the Corporation’s common stock, including specifically, but not limited to, power and authority to sign for us or any of us in our names in the capacities indicated below the Registration Statement and any and all amendments (including post-effective amendments) thereto, including any additional registration statement relating to the registration of additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933; and we hereby ratify and confirm all that William A. Donius and Ramsey K. Hamadi shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

By:	/S/ WILLIAM A. DONIUS	October 14, 2005
William A. Donius Chief Executive Officer and Chairman of the Board (Principal Executive Officer)

By:	/S/ RAMSEY K. HAMADI	October 14, 2005
Ramsey K. Hamadi Chief Financial Officer (Principal Financial and Accounting Officer)

By:	/S/ E. DOUGLAS BRITT	October 14, 2005
E. Douglas Britt Director

By:	/S/ WILLIAM M. CORRIGAN, JR.	October 14, 2005
William M. Corrigan, Jr. Director

By:	/S/ ROBERT A. EBEL	October 14, 2005
Robert A. Ebel Director

By:	/S/ LEON A. FELMAN	October 14, 2005
Leon A. Felman Director

By:	/S/ TIMOTHY K. REEVES	October 14, 2005
Timothy K. Reeves Director

By:	/S/ CHRISTOPHER K. REICHERT	October 14, 2005
Christopher K. Reichert Director

By:	/S/ LEE S. WIELANSKY	October 14, 2005
Lee S. Wielansky Director

INDEX OF EXHIBITS

1.0	Form of Underwriting Agreement*

5.0	Opinion of Muldoon Murphy & Aguggia LLP*

23.1	Consent of Muldoon Murphy & Aguggia LLP*

23.2	Consent of KPMG LLP

23.3	Consent of Ernst & Young LLP

24.0	Power of attorney (contained in signature page)

*	to be filed by amendment